EXHIBIT D

Government of Jamaica

This description of the Government of Jamaica is dated as of May 30, 2014 and appears as Exhibit (D) to the Government of Jamaica’s Annual Report on Form 18-K to the US Securities and Exchange Commission for the fiscal year ended March 31, 2014.

EXCHANGE RATES

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica for US dollars on May 28, 2014 was J$111.26 per US$1.00.

Foreign Exchange Rates1

Year	Month	Average for Period(1)	End of Period	Percentage Change(2) (End of Period)
		(spot weighted average ask in J$ for US$)

2005		62.60	64.58	4.79
2006		65.98	67.15	3.98
2007		69.16	70.62	5.17
2008		73.36	80.47	13.95
2009		88.82	89.60	11.35
2010		87.34	85.86	(4.17)
2011		86.08	86.60	0.86
2012		88.99	92.98	7.37
2013		100.77	106.38	14.41
2014	January	106.90	107.75	1.29
	February	107.94	108.34	0.55
	March	109.18	109.57	1.14
	April	109.85	110.16	0.53

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior month.

Source: Bank of Jamaica.

PRESENTATION OF CERTAIN INFORMATION

All references in this annual report on Form 18-K to “Jamaica” and the “Government” are to the Government of Jamaica, unless otherwise indicated. All references to “JA dollars” and “J$” are to Jamaica dollars, all references to “US dollars” and “US$” are to the lawful currency of the United States of America, or US, all references to “€” are to Euro all references to £ are to Great Britain Pounds. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2013”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2012/13” or “FY 2013/14”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in US dollars. All international currencies, such as external debt denominated in Euro, are translated into US dollars. Domestic economy information is published by Jamaica in JA dollars. Components contained in tabular information in this annual report on Form 18-K may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period and “n.a.” for economic or financial data that is not available.

Statistical information included in this report is the latest official data publicly available. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data.

JAMAICA

History

Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca,” which means “Land of Wood and Water.” In 1655 Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by limited representative government in the late 19th and early 20th centuries. The Government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “The sun shineth, the land is green and the people are strong and creative.” The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People,” which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

Jamaica, the third largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy—Principal Sectors of the Economy—Tourism.”

From 2009 to 2013, Jamaica’s population grew at an average rate of approximately 0.2% per year. At December 31, 2013, Jamaica’s population was estimated at 2,717,990, a 0.2% increase over the December 31, 2012 population of 2,711,480. This low rate of population growth is primarily due to declining birth rates, a trend which we believe will continue. The most recent 2011 population and housing census reported that 46% of Jamaica’s population lives in rural areas while 54% lives in urban areas. Jamaica’s official language is English, and the majority of the population speaks a dialect.

Society

Diverse religious beliefs are represented in Jamaica, although Christian denominations predominate. Other major religious groups include adherents to the Rastafari, Bahai, Islamic and Jewish faiths.

Jamaica’s educational system is based on the British system. The school system consists of a pre-primary cycle of two years, followed by a primary cycle of six years and a secondary cycle of five years. In some instances students pursue two years of additional secondary education. The Government of Jamaica has a policy designed to support the mandatory engagement of all children between the ages of 3 and 18 years in a meaningful learning process and in a structured and regulated setting. It addresses regular attendance at learning institutions for all children as well as exposure to both academic and vocational program at the secondary level. The HEART

Trust/NTA is the facilitating and coordinating body for technical and vocational workforce development in Jamaica. The Trust provides access to training, development of competence, assessment and certification to working age Jamaicans. It also facilitates career development and employment services island-wide. Training is provided both in the workplace (Enterprise-based), as well as through formal Technical, Vocational and Educational Training (TVET) institutions and TVET special programs. As at March 2014, there were approximately 280 HEART Trust/NTA locations where Jamaicans can get access to training.

The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at community colleges, the University of Technology, University College of the Caribbean, Northern Caribbean University, International University of the Caribbean, the Jamaican campus of the University of the West Indies and several private off shore universities.

In addition to the formal school system, Jamaica has an adult literacy program, which contributed to reducing the illiteracy rate from 32.2% in 1987 to 19.1% in 1999, according to a UNESCO 1999 survey. Data provided by UNESCO Institute for Statistics estimates the 2011 adult literacy rate at 87.0%.

In 2013, the average number of unemployed persons was 199,500, an increase of 11.8% from 178,600 in 2012. The average unemployment rate was 15.2% in 2013, an increase from 13.9% in 2012. See “The Jamaican Economy—Employment and Labor.” The unemployment rate in Jamaica during the past six years has been relatively stable, ranging from a high of 15.2% in 2013 to a low of 11.4% in 2012. Recent macro- and micro-economic developments have caused the unemployment rate to decrease in the first quarter of 2014. Unemployment as at March 31, 2014, was 13.4%.

The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2013:

Social Indicators

	2009		2010		2011		2012		2013
Real GDP per capita(1)	J$	274,111	J$	269,196	J$	272,066	J$	269,963	J$	269,792
Perinatal Mortality Rate (per thousand)(2)		29.7		27.4		30.3		30.2		29.2	(p)

(1)	In constant 2007 prices.
(2)	Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth.
(p)	Preliminary

Please note that the statistics for Perinatal Mortality Rate are only reflective of the public secondary and tertiary health care facilities; no inference should be made of the primary health care facilities or Jamaica as a whole.

Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health—Planning and Evaluation Branch.

Governmental Structure and Political Parties

The Jamaica Order in Council 1962 (the Constitution) is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became an independent country on August 6, 1962, and includes provisions that safeguard the fundamental freedoms of the individual. While a simple majority of Parliament can enact amendments to the Constitution, certain amendments require ratification by a two-thirds majority in both houses of Parliament, and amendments altering fundamental rights and freedoms require the additional approval of a national referendum.

Jamaica is a parliamentary democracy based upon the British Westminster model and is a member of the British Commonwealth. The Head of State is the British Monarch, who is represented locally by the Governor-General of Jamaica. Traditionally, the British Monarch appoints the Governor-General upon the recommendation of Jamaica’s Prime Minister. The actions of the Governor-General are, in most cases, of a purely formal and ceremonial nature. General elections are constitutionally due every five years, at which time all seats in the House of Representatives will be up for election. The Constitution permits the Prime Minister to call elections at any time within or shortly beyond the five-year period, consistent with the Westminster model.

National legislative power is vested in a bicameral Parliament composed of a House of Representatives and a Senate. The House of Representatives comprises 63 members elected by the people in the general elections. The Senate comprises 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the Prime Minister and eight of whom are appointed on the advice of the Leader of the Opposition. The President of the Senate is elected by its members. The members of the House of Representatives select their own chairman, known as the Speaker. The Prime Minister, usually the member most likely to command the support of the majority of the members of the House of Representatives, is appointed by the Governor-General.

In addition to the national governing bodies, local government is administered through 12 parish councils and a statutory corporation that administers the Kingston and St. Andrew (KSAC) areas and the Municipality of Portmore. The results of the last local government election, which took place in March 2012, accorded the ruling People’s National Party (PNP), 12 of the 13 parish councils and the KSAC. The PNP and Jamaica Labour Party (JLP) shared the Trelawny Council, with one elected independent candidate. The PNP won the Municipality of Portmore.

The principal policy-making body of the Government is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than 11 other members of the two Houses of Parliament. No fewer than two, and no more than four members must be selected from the Senate. The Governor-General appoints members of the Cabinet upon the recommendation of the Prime Minister.

The Jamaican judicial system is based on English common law and practice and consists of a Supreme Court, a Court of Appeal and local courts. Final appeals are made to the Judicial Committee of the Privy Council in the United Kingdom (UK). A number of Caribbean nations, including Jamaica, are currently discussing the establishment of a Caribbean Court of Justice to replace the Judicial Committee of the Privy Council for those nations. Jamaica has signed an agreement to establish the Caribbean Court of Justice. In April 2005, Jamaica passed the Caribbean Court of Justice (Original Jurisdiction) Act 2005. The Act provides for the implementation of the provisions of the Agreement establishing the Caribbean Court of Justice in its original jurisdiction. The Caribbean Court of Justice, in its original jurisdiction, will hear and determine matters relating to the interpretation and application of the Revised Treaty of Chaguaramas establishing the Caribbean Community and Common Market.

Two major political parties dominate Jamaica’s political system. From Jamaica’s independence on August 6, 1962, until 1972, the JLP formed the government; then the PNP assumed power in 1972. In late 1980, the JLP returned to power until February 1989, when Michael Manley led the PNP to victory and became Prime Minister. In 1992, Prime Minister Manley resigned as Prime Minister and leader of the PNP and was succeeded by Percival James (P. J.) Patterson. The PNP won the 1993 general election and Mr. Patterson was returned as Prime Minister. In 1995, a former Chairman of the JLP formed a third political party, the National Democratic Movement. In the 1997 general election, the PNP won 51.7% of the votes cast, and P. J. Patterson returned to the office of Prime Minister. In March 2006, Prime Minister Patterson resigned as Prime Minister and leader of the PNP and was succeeded by Portia Simpson-Miller.

In the September 3, 2007 general elections, the JLP won 49.98% of the votes cast, and Bruce Golding became Prime Minister. The changes in the leadership of the country had no material effect on the economy of Jamaica. On September 25, 2011, Mr. Golding announced that he would not be seeking re-election, and Andrew Holness succeeded Mr. Golding as Prime Minister and leader of the JLP on October 23, 2011.

Jamaica held its most recent general election on December 29, 2011. As a result of that election, the PNP won 53.0% of the votes cast, and Portia Simpson-Miller became Prime Minister. The Jamaican Constitution requires that a general election be held every five years, at which time all seats in the House of Representatives will be up for election. Given that the last general election was December 29, 2011, an election is to be constitutionally held by December 2016. However, the Prime Minister is constitutionally permitted to call an election at any time before this date.

The following table shows the parliamentary electoral results for the past six general elections:

Parliamentary Electoral Results

	1989	1993	1997	2002	2007	2011(1)
	(number of representatives)

People’s National Party	45	52	51	34	28	42
Jamaica Labour Party	15	8	9	26	32	21

(1)	Following a Boundaries Revision exercise conducted between April 2008 and March 2010, the number of constituencies (parliamentary seats) was increased from sixty to sixty-three.

Source: Office of the Prime Minister.

In recognition of the jubilee year of Jamaican independence, the Administration of Prime Minister Simpson-Miller has proposed to begin the process of detaching Jamaica from the British Monarchy and to have Jamaica become a republic with an indigenous president as its Head of State. An important agenda item for the Administration in this respect is to establish the Caribbean Court of Justice as its final appellate jurisdiction, replacing the Judicial Committee of the Privy Council. The Administration also intends to broaden and deepen Jamaican input into the regional integration movement. See “—International Relationships—Caribbean Community and Common Market (CARICOM).”

International Relationships

Jamaica maintains diplomatic relations with almost every nation in the world. Jamaica is a member of the United Nations and its affiliated institutions, including the Food and Agriculture Organization, the International Monetary Fund, the World Bank Group, the World Health Organization, the World Tourism Organization, the World Intellectual Property Organization (WIPO), the International Seabed Authority, and the United Nations Environment Program. It is also a member of several other regional and international bodies, including the World Trade Organization (WTO), the African, Caribbean and Pacific Group of States (ACP), the Association of Caribbean States (ACS), the Caribbean Community (CARICOM), the Commonwealth; the Latin American and Caribbean Economic System (SELA), the Organization of American States (OAS), and the Community of Latin American and Caribbean States (CELAC).

Jamaica is a signatory to the Cotonou Partnership Agreement and party to the CARIFORUM-EU Economic Partnership Agreement. It is also a beneficiary of the Caribbean Basin Economic Recovery Act and the Caribbean-Canada Trade Agreement (CARIBCAN). In addition, as a member of the United Nations bloc of developing countries known as the Group of 77, Jamaica is eligible for the Generalized System of Preferences. Jamaica is also a member of the Group of 15, a group of 17 states focused on cooperation among developing countries in the areas of trade, investment and technology.

Jamaica receives preferential tariff treatment on most of its products pursuant to, among others, the trade agreements described below.

WTO—Doha Development Round

Jamaica has been participating in the WTO’s Doha Development Round, aimed at further liberalizing trade at the global level, since it was launched in Doha, Qatar in 2001. These negotiations were scheduled to be concluded in 2005 but are currently at an impasse due to various unresolved issues. The Ninth WTO Ministerial Conference (MC9) was held in Bali, Indonesia from December 3–7, 2013. The Conference addressed issues under its existing mandate relating to the Doha Round of negotiations and the regular WTO work program. Among the decisions adopted that were of particular interest to Jamaica were the Bali Ministerial Decision on the WTO Agreement on Trade Facilitation, as well as those relating to the Work Programme on Small Economies and Aid for Trade. Pursuant to the mandate given in Bali, the WTO is to continue its efforts to revitalize the Doha Development Agenda negotiations through the development of a Post-Bali Work Programme. It will also continue with its regular WTO work program.

Caribbean Community (CARICOM)

The Treaty of Chaguaramas (the Treaty) establishing CARICOM was signed in 1973 by four English-speaking Caribbean countries. These countries are: Barbados, Guyana, Jamaica, and Trinidad and Tobago. Other countries subsequently signed on to the Treaty as Member States, including Antigua, The Bahamas, Dominica, Grenada, Montserrat, St. Kitts Nevis Anguilla, St. Lucia, and St. Vincent. The main focus of the Treaty has been to deepen economic integration and increase trade among CARICOM Member States. In pursuing these objectives, the Treaty made provisions for, inter alia:

•	the promotion of economic integration among CARICOM Member States, including the establishment of a common market regime and the integration of economic activities;

•	the coordination of CARICOM Member States’ foreign policies; and

•	the engagement of CARICOM Member States in functional cooperation activities aimed at improving the effectiveness and efficiency of certain common services, as well as the advancement of social, cultural and technological development.

The Treaty also created “Community Organs” to monitor the activities and initiatives mandated. Additionally, in fulfilling the provisions of the Treaty, CARICOM Member States established common institutions for the purposes of policy formulation and cooperation aimed at improving the provision of services such as education and health care. As well, CARICOM Member States have cooperated in other important areas such as labor, agriculture, transportation, communication, tourism and disaster preparedness.

Between 1997 and 2001, Member States negotiated a revision of the Treaty, based on recommendations made by the West Indian Commission in 1992, to expand the scope of the Common Market by establishing a single market and economy. Consequently, the Revised Treaty of Chaguaramas establishing the Caribbean Community including the CARICOM Single Market and Economy (CSME) was signed by the following Caribbean countries in July 2001: Antigua and Barbuda, The Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Jamaica, Montserrat, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname, and Trinidad and Tobago. Haiti later signed the Revised Treaty of Chaguaramas (the Revised Treaty) on July 2, 2002.

The Revised Treaty seeks to establish a common economic region among CARICOM Member States that would provide for the free movement of goods, services, people and capital, and would give CSME nationals the right to establish businesses and acquire property in any CARICOM Member State participating in the CSME. Additionally, the Revised Treaty provides for the establishment of the Single Economy, which would include the harmonization of fiscal and monetary policies and the establishment of a common currency. In January 2006, the implementation of the provisions of the CARICOM Single Market (CSM) was initiated by Jamaica, Barbados, Belize, Guyana, Suriname and Trinidad and Tobago, that is, the provisions enabling the free movement of goods, services, people and capital. Other Member States started the CSM implementation process in July 2006. The Bahamas, and Montserrat are members of the Caribbean Community but are not yet participating in the CSME. A 2009 audit conducted by the CARICOM Secretariat indicates that Jamaica is far advanced in implementing its obligations under the Revised Treaty.

It was agreed by CARICOM Heads of Government in May 2011 that CARICOM should seek to consolidate the gains of the Single Market while putting on pause certain elements of the Single Economy. In the meantime, negotiations are underway for a CARICOM Financial Services Agreement to remove all regulations, the existence of which negatively affects intra-CARICOM trade in financial services. Negotiations are also underway to complete a CARICOM Investment Code, which will help to facilitate the establishment of a Community Investment Policy and create a framework for the designation of CARICOM as a single investment location. In this context, the CARICOM Investment Code is to establish common standards of treatment for extra-CARICOM investors.

Jamaica remains committed to the mandate of the Revised Treaty of Chaguaramas.

Caribbean-Canada Trade Agreement (CARIBCAN)

The CARIBCAN is an agreement entered into by Canada and the CARICOM countries in 1986. This agreement establishes a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of preferential duty-free access to the Canadian market for many imports from CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve its trade and economic development prospects, promote new investment opportunities, and encourage enhanced economic integration and cooperation within the region. This program, after running its course for more than twenty years, has been slated to be replaced by the CARICOM-Canada Trade and Development Agreement, with reciprocal equal access for Canadian companies to the Caribbean market. The negotiations, which commenced in 2009, are still underway. A fourth round of negotiations was convened in July 2012, and CARICOM and Canada are currently engaged in preparations for future rounds of negotiations in order to finalize the agreement.

The Caribbean Basin Initiative

The Caribbean Basin Initiative (CBI), which was initially launched in 1983 with the enactment of the Caribbean Basin Economic Recovery Act, was amended in 1990 to increase market access to the United States. The benefits under the CBERA are of indefinite duration. In 2000, the United States further expanded the CBI with the enactment of the Caribbean Basin Trade Partnership Act (CBTPA). The CBTPA provides preferential access for a number of products previously excluded from the CBI. The CBTPA will expire on September 30, 2020.

Generalized System of Preferences

Under the aegis of the United Nations Conference on Trade and Development (UNCTAD), the Generalized System of Preferences was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The Generalized System of Preferences is an export-promotion tool with the objectives of increasing the export earnings of developing countries, promoting industrialization in developing countries and accelerating the rate of economic growth in developing countries.

Cotonou Partnership Agreement

In February 2000, the European Union and the African Caribbean Pacific group of countries (ACP), concluded negotiations for a new 20-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the Cotonou Partnership Agreement, in February 2001 and, following ratification by 75% of ACP Member States and all EU members, the agreement formally entered into force on April 1, 2003. The agreement was reviewed in 2005 and 2010. The trade provisions of the Cotonou Partnership Agreement have been replaced by the CARIFORUM-EU Economic Partnership Agreement, as described below.

The revision in 2005 was the first one as provided for under the Cotonou Partnership Agreement (CPA). The revised Agreement was signed in Luxembourg on June 25, 2005 and entered into force on July 1, 2008. The first revision prepared the ground for the 2007-2013 financial framework of development assistance or 10th European Development Fund (EDF).

Negotiation of the second revision of the CPA was launched on May 29, 2009 and was concluded in Brussels on March 19, 2010. The revised Agreement was signed in Burkina Faso on June 22, 2010 and is being provisionally applied from October 31, 2010. The second revision has been adapted to include current global challenges such as climate change, food security, regional integration, State fragility and aid effectiveness.

A third revision of the CPA was scheduled to take place in 2015. This would be the final review prior to the expiration of the Agreement in 2020. It is not likely, however, that this review will occur in 2015 due to delays in the process.

The CARIFORUM-EU Economic Partnership Agreement

The CARIFORUM-EU Economic Partnership Agreement (EPA) was signed by Jamaica and other CARIFORUM Countries, that is, other CARICOM countries and the Dominican Republic, in October of 2008. The duration of the EPA is ongoing, and provides exporters of most CARIFORUM-originated goods with duty-free and quota-free access to the EU market. The coverage of the agreement extends to include traditional exports, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free.

The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime which existed under the Cotonou Partnership Agreement ended on September 30, 2009. However, under the EPA, bananas from CARIFORUM countries enter the EU quota-free and duty-free, and since October 1, 2009, CARIFORUM sugar exporters have duty-free and quota-free access to the EU market under a managed system which will last until 2015, when the conditions will be removed. The agreement also requires the EU to remove restrictions on CARIFORUM’s services exports, beginning with the liberalization of 29 sectors and sub-sectors. At the same time, the EPA requires Jamaica and other CARIFORUM countries to remove all tariffs/duties on 86.9% of the value of imports from the EU (90.2% of tariff lines) on a phased basis over a 25-year period.

The EPA establishes provisions to administer trade related issues between the parties. These trade-related issues are primarily in relation to agriculture and fisheries, sanitary and phyto-sanitary standards, customs and trade facilitation, investment facilitation, intellectual property rights, competition, electronic commerce and personal data protection. The agreement goes further to provide for parties to undertake development cooperation in a number of areas, ranging from the development of supply-side capacity, including the development of trade-related infrastructure, to the enhancement of the tourism sector and culture cooperation. The agreement is being provisionally applied by Jamaica. Jamaica has commenced both the first phase and the second phase of reductions through amendments to the Customs Act, in accordance with its obligations under the EPA.

THE JAMAICAN ECONOMY

General

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism, and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

Since the early 1980s, successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period, a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “—Privatization.” Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers have reduced or eliminated production disincentives and anti-export biases.

In the early 1990s, the reform process in Jamaica gained momentum with, among other developments, the liberalization of the foreign exchange market and the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, a number of indirect taxes were removed and replaced with a value-added tax. The Tax Administration Reform Project implemented in 1994 was aimed at broadening the tax base, facilitating voluntary compliance with the tax laws, improving the effectiveness of tax administration and tax collection and controlling tax evasion. See “Public Finance—Tax Reform.”

In 2009, Jamaica introduced a new strategic plan to achieve developed country status by 2030 called Vision 2030 Jamaica. The plan is based on the following seven guiding principles: transformational leadership, partnership, transparency and accountability, social cohesion, equity, sustainability, and urban and rural development. Vision 2030 Jamaica seeks to redefine the strategic direction of Jamaica by moving from dependence on lower forms of capital, such as tourism and basic agricultural commodities, to higher forms of capital, such as cultural, human, knowledge and institutional capital stocks. Jamaican business owners face challenges that primarily stem from global factors that include the price of oil, high energy prices, and, in some sectors, high commodity prices. See “—Principal Sectors of the Economy.”

During 2013/14, the Government continued on its comprehensive Economic Reform Program (ERP) which it began in FY2012/2013, while continuing to tighten fiscal policy. The ERP is expected to continue beyond FY 2013/2014. The main pillars of the ERP are:

•	structural reforms to boost economic growth and employment;

•	actions to improve price and non-price competitiveness;

•	upfront fiscal adjustment, supported by extensive fiscal reforms;

•	debt reduction, including active debt management, to place public debt on a sustainable path, while protecting financial system stability; and

•	improved social protection programs.

The program includes a heavy and front-loaded reform agenda to support a prompt economic recovery, maintain social cohesion, build labor capacity and improve productivity. Accordingly, measures are being implemented to improve access to credit, reduce bureaucracy and other limiting factors in the business environment, and improve labor market flexibility. This reform agenda is focused on actions to strengthen public financial management, introduce a fiscal rule, reform the tax system, improve the business climate, move towards inflation targeting and reform the securities dealers sector. See “The Monetary System—Legislation and Regulation” and “Public Finance—Tax Reform.” The fiscal reforms are essential for a sustained fiscal consolidation effort to promote debt reduction. Structural reforms to achieve higher and sustained growth are pivotal to long-term economic stability and increased welfare of the population.

To alleviate the possible adverse impact of fiscal adjustment on the most vulnerable, the program includes a floor on social spending for the most vulnerable in the population. The Government also recognized that safeguarding the financial sector is also critical, and consequently has established a Financial Sector Support Fund to offer assistance, if needed, to financial institutions that participated in the recent debt exchange. See “The Monetary System—Legislation and Regulation.”

A key part of the ERP is a growth strategy that would focus on investment in:

•	the consolidation of Jamaica as a logistics hub for shipment;

•	information technology;

•	agriculture;

•	infrastructure development;

•	diversification of the tourism product;

•	sustainable energy; and

•	the promotion of a more business-friendly environment with respect to government agency administration, workforce and access to credit for smaller to medium-sized businesses.

The Memorandum of Understanding (MOU), which was submitted to the IMF on April 17, 2013, embodied the tenets of the ERP. Coupled with other measures and prior actions, the board of the IMF approved a four-year Extended Fund Facility (EFF) on May 1, 2013 for FY2013/14 through to FY2016/17. The IMF completed its third review of Jamaica under the EFF on March 19, 2014. See “—IMF Arrangements.”

GDP Outlook

The economic turmoil in the global markets in the last five years has had a significant adverse impact on the international economic environment, including the global credit, commodities and financial markets as a whole. Although Jamaica had limited exposure to the asset classes and institutions impacted by this volatility, such as subprime assets and financially distressed international financial institutions, the country has been affected by the contraction of liquidity in the international financial markets, the volatility in commodity prices, and the contraction in growth in some of Jamaica’s most important tourism clientele and export markets. The Jamaican economy expanded by 0.2% in 2013 when compared to 2012, and had declined by 0.5% in 2012 compared to 2011 and grew by 1.7% in 2011 compared to 2010. The increase in 2013 was mainly the result of an improvement in the macroeconomic environment. See “—Gross Domestic Product.”

IMF Arrangements

Standby Arrangement and Extended Fund Facility

In February 2010, the Government entered into a 27-month Standby Arrangement (SBA), with the International Monetary Fund (IMF) in the amount of 820.5 million (approximately US$1.27 billion) special drawing rights (SDR). Prior to the execution of the SBA, the Government had to take several actions, including adopting a tax policy package yielding approximately 2% of GDP; completing the Jamaica Debt Exchange (JDX); and reaching an agreement regarding the divestment of Air Jamaica, all of which the Government completed. The SBA supported the Government’s economic program aimed at restoring macroeconomic stability and creating conditions for improved growth. This program included critical steps and policy reforms to tackle fiscal and debt imbalances and other underlying vulnerabilities. The program was designed to assist the country in the establishment of fiscal and debt sustainability over the medium term. As such, the program focused on facilitating tax reform, rationalization of the public sector and reform of public financial systems. See “—Public Sector Indebtedness—The Jamaica Debt Exchange,” “—Public Finance—Tax Reform” and “—The Jamaican Economy—Privatization.”

To achieve these goals, the program focused on a three-pronged strategy:

•	fiscal consolidation;

•	comprehensive debt management; and

•	reforms to further strengthen the financial system.

As part of the SBA, the Government undertook a structural reform agenda, which included reforms to fiscal institutions, public entities, debt management, and the financial sector. As part of these reforms the Government passed the Fiscal Responsibility Framework, launched its strategic and comprehensive domestic liability management program, and implemented a variety of reforms impacting the financial system. See “—IMF Standby Agreement—Fiscal Consolidation,” “—IMF Standby Agreement—Comprehensive Debt Management,” and “—IMF Standby Agreement—Legal Reforms to Financial System.” The SBA approved by the IMF Board in February 2010 went off-track, which eroded confidence, lowered economic growth, and resulted in acute balance of payments pressures. In the absence of the scheduled reviews under the SBA, no further performance targets were established to form the basis of further drawdowns. This also resulted in the Government not receiving SDR 285.7 million (US$420 million) from the IMF as well as not receiving multilateral funding of approximately US$550 million and grants of approximately $59.19 million. See “Public Sector Indebtedness—External Debt.”

On May 1, 2013, the Executive Board of the IMF approved a request by the Government for a four-year extended arrangement (Extended Fund Facility or EFF) in an amount of SDR 615.38 million (approximately US$932.3 million) based on exchange rates published by the IMF on January 31, 2013, the equivalent of 225% of the Government’s quota in the IMF. This EFF is the successor to and supersedes the SBA. The purpose of the EFF is to support the Government’s comprehensive ERP described above. The first disbursement in the amount of J$20,554.0 million (approximately US$207.2 million) was made in May 2013. Of these funds, US$117.2 million was used for balance of payment support and US$90 million was used for budgetary support. Subject to performance under the EFF, the Government may receive additional funding from multilateral partners, including the World Bank and the Inter-American Development Bank, of over $1 billion, along with the release of previously allocated amounts.

Pursuant to the terms of the EFF, its implementation and progress will be monitored through the quarterly review quantitative performance criteria, indicative targets and structural benchmarks. See “—General.” The quantitative performance criteria establishes targets relating to, among other things: the primary balance of the Central Government; tax revenues; the overall balance of the public sector, the aggregate amount of Government direct debt, the aggregate amount of Government guaranteed debt; the aggregate amount of Government accumulation of domestic arrears, the aggregate amount of Government accumulation of tax refund arrears, the consolidated Government accumulation of external debt payment arrears, the amount of Government social spending, the cumulative change in the Government’s net international reserves and the cumulative change in the Government’s net domestic assets.

Progress under the Extended Fund Facility

The first review of June 2013 performance criteria was completed by the end of September 2013, and focused on the achievement of specific quantitative performance criteria and structural benchmarks for fiscal reforms. The Government met all required criteria, targets and benchmarks, and the IMF made a second disbursement in the amount of approximately 19.97 million SDR on October 2, 2013.

Following the successful completion of the first review of the EFF by the IMF Management and Executive Board in September 2013, an IMF mission visited Jamaica in November 2013 to conduct the second review of Jamaica’s economic program under the EFF. The IMF Mission concluded that Jamaica’s overall policy implementation under the EFF remains strong and structural reforms were progressing. All quantitative and indicative targets for end-September 2013 were met, including the target floor on social spending.

The IMF staff-level understandings for the second review of the program are subject to approval by the IMF’s Management and Executive Board. An updated Letter of Intent and a second supplement to the Memorandum of Economic and Financial Policies, which details the elements of the policy strategies and targets noted above, was prepared and submitted to the IMF.

On December 18, 2013, the IMF Board completed the second review of Jamaica’s economic performance under the EFF arrangement, which enabled the disbursement of SDR 19.97 million (approximately US$30.8 million).

An IMF mission visited Jamaica in February 2014 to undertake the third review of Jamaica’s performance under the EFF. The Mission concluded that all quantitative and associated indicative performance criteria were attained for the December 2013 quarter. In addition, the structural benchmarks have continued to be met in a timely manner. The documentation of Jamaica’s performance under the EFF to date as well as time-bound plans and specific updates to some elements of the four-year economic program were outlined in a letter of intent and additional supplement to the April 17, 2013 memorandum of economic and financial policies which were submitted to the executive board of the IMF in March 2014. On the basis of Jamaica’s performance to date and Jamaica’s commitment to the continued implementation of the program, the board of the IMF completed the third review under the EFF on March 19, 2014 and approved the fourth draw-down of SDR46.0 million (approximately US$71.4 million) under the arrangement. This brought the total disbursements, as at that date, under the arrangement to SDR222.6 million (approximately US$339.9 million).

An International Monetary Fund (IMF) mission visited Jamaica on May 5-16, 2014 to conduct discussions on the Article IV Consultation and fourth review of Jamaica’s IMF-supported program under the EFF. The IMF mission stated that the program is on track since all quantitative performance targets for end-March were met, including the indicative target on social spending. Though the indicative target on tax collection was missed, structural reforms were on track, albeit with some minor delays. Subject to approval by the IMF’s Management and Executive Board, the IMF mission stated that provided that performance remains strong, Board consideration of the fourth review of Jamaica’s IMF-supported program under the EFF is scheduled to take place in June.

Fiscal Responsibility Framework

As part of the ERP, Jamaica is committed to strengthening its fiscal discipline by adopting a number of programs, the main one being the Fiscal Responsibility Framework (FRF). The FRF requires the Government to adopt a number of initiatives including the following:

•	preparing medium-term goals and explaining deviations, should there be any;

•	more comprehensive reporting in several areas and empowering the Financial Secretary to obtain fiscal information of all public sector entities;

•	strengthening accountability to Parliament in areas such as corporate plans and budgets of public bodies and increasing oversight of overall fiscal policy;

•	establishing quantitative ceilings on debt stock, fiscal balance and wages within a specific time frame; and,

•	requiring the Ministry of Finance and Planning to present to Parliament, at the time of the annual budget, a medium-term fiscal policy framework paper with plans and policies for developing the country.

The FRF is the centerpiece of a number of other initiatives aimed at achieving fiscal consolidation. These other initiatives include a medium-term expenditure framework, the establishment of a centralized treasury management system and the enhancement and consolidation of legislation governing debt management generally.

Comprehensive Debt Management

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program, marketed as the JDX for domestic securities only. The results of the JDX revealed a participation rate of approximately 99.2% with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

In addition to implementing the JDX, the Government has an on-going debt management strategy that includes the following:

•	developing the domestic securities market;

•	increasing the transparency and predictability of debt issuance and operations;

•	increasing the fixed-rate proportion of the domestic debt stock;

•	focusing on benchmark bonds to enhance liquidity; and

•	continuing to engage multilateral institutions and bilateral creditors.

In November 2012, the House of Parliament approved the Public Debt Management Act, 2012, to make provision for the better management of the public debt. See “Public Sector Indebtedness—General.”

In February 2013, the Government of Jamaica executed a second liability management program marketed as the National Debt Exchange (NDX). The NDX had a participation rate of approximately 99%, which translated to a nominal amount of J$845.5 billion tendered for exchange. See “Public Sector Indebtedness—Comprehensive Debt Management.”

Legal Reforms to Financial System

As part of the MOU with the ERP and EFF, the Government plans to implement a variety of reforms impacting the financial system. These include the following:

•	enacting an omnibus banking law that will allow for more effective supervision of financial conglomerates, including harmonization of the prudential standards that apply to commercial banks, merchant banks and building societies;

•	amending the Bank of Jamaica Act to provide the Bank of Jamaica with the responsibility for overall financial stability;

•	reforming the securities dealers rules to strengthen their ability to withstand shocks going forward;

•	continuing to strengthen the regulatory and supervisory framework of securities dealers to enhance capitalization and margin requirements; and

•	enacting qualifications of auditors regulations, which will be promulgated after the omnibus banking law.

For further details on certain laws and regulations governing the financial sector, see “Monetary System— Legislation and Regulation.”

Energy Policy

Jamaica is actively pursuing an alternative energy policy to reduce energy costs, develop additional generating capacity and invest in renewable and alternative resources as a strategy to diversify its source of energy and decrease its reliance on crude oil. Renewable sources of energy and natural gas are more financially viable and sustainable. Additionally, alternative sources, such as natural gas, burn cleaner than crude oil. While the exact scale of investment in infrastructure is still being calculated, the Government has made the energy policy an essential component of its conscious growth agenda.

Gross Domestic Product

The Jamaican economy expanded by 0.2% in 2013 when compared to 2012, and declined by 0.5% in 2012 when compared to 2011. The increase in 2013 was mainly the result of an improvement in the macroeconomic environment. Industries reflecting growth in 2013 when compared to 2012 were Mining & Quarrying (3.8%), Construction (1.8%), Hotels and Restaurants (0.9%), Transport, Storage and Communication (0.2%), Finance and Insurance Services (0.5%), Real Estate, Renting and Business Activities (0.3%) and Other Services (0.1%).

There has been a declining trend in interest costs, which has contributed to a reduction in the fiscal deficit and containment in the growth of the public debt stock. In FY 2013/2014, interest payments accounted for 27.7% of total revenues and 7.5% of GDP, which is a significant improvement over FY 2012/13, when interest payments accounted for 36.8% of total revenue and 9.5% of GDP, which was a marginal improvement over FY 2011/2012, when interest payments accounted for 37.4% of total revenue and 9.6% of GDP. Interest cost as a percentage of total revenues has averaged 34% over the last three years. This favorable outturn of declining interest costs to revenue is expected to continue through to FY 2016/17, when interest payments are projected to account for 24.3% of total revenues and 6.1% of GDP. See “—Public Sector Indebtedness.”

Sectoral Origin of Gross Domestic Product(1)

	2009		2010		2011		2012		2013
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount		% of Total
	(in millions of J$ at constant 2007 prices, except percentages)

Agriculture, Forestry and Fishing:	43,972	6.0	43,856	6.1	48,370	6.6	49,595	6.8	49,360		6.7
Traditional Export Agriculture	7,078	1.0	7,640	1.1	7,159	1.0	7,275	1.0	n.a.	(2)	n.a.
Other Agricultural Crops and Post-Harvest Crop Activities	27,033	3.7	26,834	3.7	31,487	4.3	33,060	4.5	n.a.		n.a.
Animal Farming, Forestry and Fishing	9,861	1.3	9,381	1.3	9,725	1.3	9,259	1.3	n.a.		n.a.
Construction	53,870	7.3	53,167	7.3	53,609	7.3	51,253	7.0	52,195		7.1
Manufacture	64,241	8.7	61,785	8.5	62,891	8.6	62,276	8.5	61,751		8.4
Mining and Quarrying:	15,627	2.1	14,969	2.1	17,823	2.4	16,273	2.2	16,886		2.3
Bauxite and Alumina	14,485	2.0	13,655	1.9	16,686	2.3	15,087	2.1	n.a.		n.a.
Quarrying incl. Gypsum	1,142	0.2	1,314	0.2	1,137	0.2	1,186	0.2	n.a.		n.a.

Total Goods	177,710	24.2	173,777	24.0	182,694	24.9	179,396	24.5	180,192		24.6

Wholesale & Retail Trade; Repairs; Installation of Machinery and Equipment	136,287	18.5	131,075	18.1	131,518	17.9	129,375	17.7	129,267		17.6
Electricity and Water Supply	25,247	3.4	24,165	3.3	24,227	3.3	23,705	3.2	23,242		3.2
Finance & Insurance Services	84,086	11.4	81,228	11.2	81,010	11.0	81,713	11.2	82,140		11.2
Producers of Government Services	96,015	13.1	96,345	13.3	96,868	13.2	96,751	13.2	96,584		13.2
Hotels & Restaurants	37,578	5.1	38,841	5.4	39,619	5.4	40,323	5.5	40,696		5.6
Real Estate, Renting & Business Activities	79,996	10.9	79,185	10.9	78,887	10.7	78,611	10.8	78,851		10.8
Transport, Storage & Communication	84,247	11.5	81,995	11.3	80,449	11.0	80,405	11.0	80,598		11.0
Other Services	50,373	6.9	49,664	6.9	49,857	6.8	50,428	6.9	50,468		6.9

Total Services	593,828	80.8	582,498	80.4	582,435	79.3	581,311	79.5	581,845		79.4

Less: Financial Intermediation Services Indirectly Measured (FISIM)	36,541	5.0	31,915	4.4	30,594	4.2	29,699	4.1	29,597		4.0

Gross Domestic Product	734,997	100.0	724,359	100.0	734,535	100.0	731,007	100.00	732,441		100.00

(1)	The Jamaican System of National Accounts has undergone a comprehensive revision. The revision included: (1) the compilation of the national accounts in line with the United Nations System of National Accounts 1993 (1993 SNA); (2) incorporation of new and revised data into the estimates; (3) revision of the national accounts classification of industries; and (4) rebasing of the constant price estimates from 2003 to 2007.
(2)	“n.a.” means not available.

Source: Statistical Institute of Jamaica.

The following table shows the rate of growth of real GDP by economic sectors at constant 2007 prices for the five years ended December 31, 2013:

Rate of Growth of Real GDP by Sector(1)

	2009	2010	2011	2012	2013
	(%)

Agriculture, Forestry and Fishing:	14.6	(0.3)	10.3	2.5	(0.5)
Traditional Export Agriculture	11.2	8.0	(6.3)	1.6	n.a. (2)
Other Agricultural Crops and Post-Harvest Crop Activities	20.3	(0.7)	17.3	5.0	n.a.
Animal Farming, Forestry and Fishing	3.3	(4.9)	3.7	(4.8)	n.a.
Construction	(8.7)	(1.3)	0.8	(4.4)	1.8
Manufacture	(4.8)	(3.8)	1.8	(1.0)	(0.8)
Mining and Quarrying:	(50.4)	(4.2)	19.1	(8.7)	3.8
Bauxite and Alumina	(52.2)	(5.7)	22.2	(9.6)	n.a.
Quarrying incl. Gypsum	(5.4)	15.0	(13.5)	4.3	n.a.

Total Goods	(9.5)	(2.2)	5.1	(1.8)	0.4

Wholesale & Retail Trade; Repairs and Installation of Machinery	(3.7)	(3.8)	0.3	(1.6)	(0.1)
Electricity and Water Supply	2.2	(4.3)	0.3	(2.2)	(2.0)
Finance & Insurance Services	3.0	(3.4)	(0.3)	0.9	0.5
Producers of Government Services	(0.3)	0.3	0.5	(0.1)	(0.2)
Hotels & Restaurants	2.0	3.4	2.0	1.8	0.9
Real Estate, Renting & Business Activities	(1.2)	(1.0)	(0.4)	(0.4)	0.3
Transport, Storage & Communication	(3.5)	(2.7)	(1.9)	(0.1)	0.2
Other Services	0.2	(1.4)	0.4	1.1	0.1

Total Services	(0.9)	(1.9)	(0.0)	(0.2)	0.1

Less: Financial Intermediation Services Indirectly Measured (FISIM)	4.3	(12.7)	(4.1)	(2.9)	(0.3)

Gross Domestic Product	(3.4)	(1.4)	1.4	(0.5)	0.2

(1)	The Jamaican System of National Accounts has undergone a comprehensive revision. The revision included: (1) the compilation of the national accounts in line with the United Nations System of National Accounts 1993 (1993 SNA); (2) incorporation of new and revised data into the estimates; (3) revision of the national accounts classification of industries; and (4) rebasing of the constant price estimates from 2003 to 2007.
(2)	“n.a.” means not available.

Source: Statistical Institute of Jamaica.

The Petrocaribe Agreement

On August 23, 2005, Jamaica entered into the Petrocaribe Energy Cooperation Agreement (the Petrocaribe Agreement), with the government of the Bolivarian Republic of Venezuela, effective as at June 29, 2005, for an automatically renewable one-year term. Under the arrangement, Venezuela has agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility, the terms of which are determined by the prevailing price per barrel of oil internationally. Currently, with the price of oil averaging more than $100 per barrel, the amount of concessionary financing available is 60% of the value of purchases, which is to be repaid over 25 years, including a two-year grace period, at an interest rate of 1.0%. The terms of the Petrocaribe Agreement limit the concessionary flows to the purchase of a maximum of 23,500 barrels per day (23,500 Bbl/day) of crude oil, refined products and liquefied petroleum gas (LPG) or its energy equivalents, supplied directly to Jamaica for its internal consumption. Prices for products are based on prevailing rates in the international oil market and deliveries to Jamaica are subject to the commercial policies and practices of Petroleos de Venezuela S.A.

(PDVSA). Jamaica has the option of providing alternative forms of payments through goods and services. The Petrocaribe Agreement may be modified or terminated by Venezuela upon 30 days’ written notice to Jamaica.

In 2006, Parliament authorized the establishment of the Petrocaribe Development Fund to undertake the following activities in relation to the Petrocaribe Agreement:

•	manage loan proceeds that flow to Jamaica;

•	provide financing for approved projects and receive loan repayments from borrowers; and

•	meet debt service obligations to Venezuela arising from the Agreement.

On December 31, 2013, the loan proceeds to the Petrocaribe Development Fund totaled US$2.7 billion, and on March 31, 2014, the loan proceeds totaled US$2.8 billion.

Revitalization of Downtown Kingston

The Urban Development Corporation of Jamaica (UDC) is in the process of finalizing the redevelopment plan for downtown Kingston and Port Royal. Since February 2013, the UDC has provided information to the National Environment and Planning Agency (NEPA) to aid in the completion of the Development Order for Kingston. The Development Order is the primary instrument used by the Kingston and St. Andrew Corporation (KSAC) to control development.

As part of the redevelopment plan, telecommunications company Digicel has completed the construction of, and is now occupying, its group headquarters in Kingston. One of the direct consequences is the addition of approximately 1,000 working professionals and expatriates to the downtown Kingston area. This will result in an increased demand for support services such as banking, restaurants and other retail services. The UDC, through collaboration with the KSAC, has carried out additional improvement works to the market district.

The UDC through partnership with its stakeholders (the National Housing Trust, Tourism Product Development Company, the Tourism Enhancement Fund and the Ministry of Tourism and Entertainment) is progressing to the implementation stage of the Port Royal Museum and Historic Walkway project. This project is geared at developing an experiential museum documenting Port Royal’s extraordinary history.

Several infrastructure investment projects continue through the plan area. The National Work Agency has initiated its Traffic Management Plan. The National Water Commission is currently undertaking the construction of the new Darling Street Sewerage Pumping station which will improve the discharge of sewerage to the Soapberry Treatment Plant. The major benefit of this project to the plan area is the gradual improvement of the water quality of the Kingston Harbour, which will encourage more recreational use of this resource. The UDC is seeking to continue the partnership with these agencies along with the KSAC in carrying out streetscape improvement works along main roadways in downtown commencing with work in the East/Tower Street Corridor.

The UDC is leading the charge in making the downtown area, particularly the Kingston waterfront, a lively entertainment space with its support for several activities. One of the many projects proposed seeks to reposition the waterfront as a leisure and event space, with the Festival Market Place proposal being one of the important anchors. This development will combine the elements of entertainment, cuisine and other commercial activities. The Jamaica Conference Centre continues to offer premier conferencing facilities. In midtown, the National Heroes Park redevelopment is slated for commencement in the new financial year (FY 2014/2015).

The Ministry of Foreign Affairs and Foreign Trade continues to have discussions with the UDC regarding the implementation of their office building project on the Kingston Waterfront. When the project is implemented, it will serve as an anchor for development on the eastern side of the plan area, similar to the impact Digicel had on the western side. Development guidelines and discussions on the preservation of the waterfront promenade have taken place. Additionally, a major conglomerate has acquired land for the construction of office and car park facilities in the same vicinity.

The investment opportunities are supported by the availability of certain tax incentives to encourage investment.

Principal Sectors of the Economy

Tourism

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for 59.5% of gross foreign exchange earnings from the productive sector in 2013, excluding remittance inflows. In 2013, the accommodation sub-sector alone employed approximately 33,114 persons. Visitor arrivals in Jamaica have increased by 31.8% in the last decade, from 2.5 million visitors in 2003 to 3.3 million visitors in 2013. Total visitors’ accommodation has also grown during the last decade from 23,060 rooms in 2003 to 26,839 rooms in 2013.

During 2013, total visitor arrivals were 3,273,677, a decrease of 1.0% from 3,306,168 in 2012. Stopover arrivals totaled 2,008,409 in 2013, an increase of 1.1% from 1,986,085 in 2012, mainly due to new and expanded airlifts out of the United States, United Kingdom, Scandinavia, Russia and Latin America, as well as the successful staging of signature calendar events. Cruise passengers totaled 1,265,268 in 2013, a decrease of 4.2% from 1,320,083 in 2012, mainly due to a decline in calls to the ports of Montego Bay and Ocho Rios as a result of port of call re-scheduling during the period.

For the first three months of 2014, total visitor arrivals were 983,393, a decrease of 2.4% compared to the same period of 2013; stopover arrivals totaled 541,366, a 0.1% increase over the same period in 2013; and cruise passengers totaled 442,027, a decrease of 5.3% compared to the same period in 2013. The decreases of total visitors and cruise passengers were primarily due to the decline in calls to the ports of Montego Bay and Ocho Rios.

In addition, Jamaica continued to secure adequate airlift out of major airport hubs allowing more visitors easy access to their destinations in Jamaica. Currently 34 airlines fly into Jamaica either through the airports in Kingston at Norman Manley International Airport or Sangster International Airport in Montego Bay.

The United States, Jamaica’s largest tourist market, accounted for 63.3% of total stopover visitors in both 2013 and 2012. Canada accounted for 19.9% of total stopover visitors in 2013, compared to 20.3% in 2012. The percentage share of Jamaica’s stopover visitors from Europe increased to 11.7% in 2013 from 11.2% in 2012. Average hotel room occupancy was 67.9% in 2013, 62.3% in 2012, and 60.5% in 2011. Approximately 75.4% of hotel rooms in Jamaica were in the all-inclusive hotel category in 2013. In 2013, the average room occupancy rate of all-inclusive hotels was 74.7%.

Investment in visitor accommodation is growing as a number of major hotel projects reached completion, mainly along the North Coast of Jamaica from Negril to Ocho Rios. In 2008, the following properties were opened: Grand Palladium—Fiesta Resort with 1,056 rooms in Lucea, the second Iberostar property—Iberostar Suites Rosehall—with 273 rooms, and the fourth Riu property—Riu Mahoe Bay—with 681 rooms in Montego Bay. The Palmyra Resort & Spa at Rose Hall, which began construction in 2005, opened the first phase with 299 rooms in December 2009. During 2010, the Secrets Wild Orchid and Secrets St. James properties were opened in Montego Bay, each with 350 rooms. At the end of 2013, Hotel RIU Jamaica Palace opened with 232 rooms, The Royalton Whitesands operated by Blue Diamond Hotels and Resorts (previously Breeze Trelawny) re-opened with 350 rooms, Jewel Paradise Cove & Spa operated by Sagicor Jamaica Group re-opened with 225 rooms (previously Royal Decameron at Paradise Cove) and Azul Sensatori (previously Poincianna) re-opened with 135 rooms.

Current investment prospects in the tourism sector should result in an increase in number of hotel rooms and employment. There are several hotels in the process of planning expansions or constructing new properties, with projected capital investment of over J$76.4 billion, which is expected to result in approximately 2,300 additional rooms, and approximately 4,710 additional jobs. Major investors include both international and local parties, including RIU Hotels & Resorts, Blue Diamond Hotels and Resorts, Meliá Hotels International, S.A, Karisma Hotels and Sagicor Jamaica Group.

Hotel developments currently under way include the Courtyard by Marriott in Kingston. It is under construction, will be developed at a cost of J$1.8 billion and is expected to generate more than approximately 430 new jobs. The RIU Palace opened in December 2013 at a cost of J$3.9 billion and is expected to generate more than approximately 500 new jobs. The former Grand Lido Braco, Royal Decameron at Paradise Cove, Ritz Carlton, Poncianna and Breezes Runaway Bay are under new management and are currently undergoing, and will re-open after, major refurbishment. Approximately J$12 billion has been committed to refurbishing these properties. The Grand Lido Braco is under refurbishment and expansion. The Ritz Carlton is still under construction and expansion to reopen as Hyatt Ziva Rose Hall with an additional 193 rooms.

In September 2006, the Government and the Tavistock Group entered into a joint venture agreement for the development of the Harmony Cove Resort in Trelawny. Construction on the first phase of the project is scheduled to begin during the second quarter of 2014 with a total Phase 1 budget of approximately US$800 million. Phase 1 is expected to take approximately three years to complete. Full build-out of all phases of the project is expected to be completed within the next 10 years, based upon demand. At completion of all planned phases, the resort is expected to include several upscale hotels and residences totaling 5,000 units and a full range of amenities.

The following table shows the new or refurbished hotels that are scheduled to open between 2013 and 2015.

Hotels Scheduled to Open Between 2013 and 2015

Hotel	Developer	Type	New Rooms	Projected Capital Investment(1)		Status

Courtyard by Marriot	Carb Hospitality of Jamaica	New City/Business Hotel	130	J$	1.8 billion	Under construction
RIU Palace Jamaica Hotel	RIU	New/Boutique	232	J$	3.9 billion	Opened in December 2013
Memories White Sands Hotel	Sunwing/TUI Group	Reconstruction and rebranding of the former Starfish Trelawny Hotel	350	J$	2.8 billion	Opened November 2013 as the Royalton. Further planned construction of 700 rooms will use the Memorial White Sands name.
Grand Lady Paladium Hotel (Phase II)	Fiesta	Expansion/Integrated Resort Development/ Casino Gaming	800	J$	20.0 billion	Awaiting finalization of approvals
Azul Sensatori Jamaica	Sunwing/TUI Group	Reconstruction and rebranding of the former Beaches Sandy Bay / Seashore Resort Beach Bay	135	J$	1.1 billion	Opened May 2014
Grand Lido (Negril)	Sunwing / TUI Group	Major refurbishing of 100 rooms and building 100 new suites	100	J$	2.7 billion	Refurbishing and new construction postponed until 2015
Shanghai Hotel	Zhongda Construction Ltd.	Construction of a Business Hotel in Kingston	46	J$	1.0 million	Property currently up for sale following death of financier.
Playa	Tourism & Leisure Development International (TLDI)	Mix of refurbishment & new construction, as well as major rebranding	520	J$	9.0 billion	Under construction
Old Fort Bay Village	Michael Drakulich	Construction of new townhouses with full services for the hotel sector	20	J$	288.0 million	Under construction
Hospiten	Hospiten Group	Medical tourism hospital facility	28 bed hospital facility	J$	2.2 billion	Construction scheduled to begin in Mid-2014

TOTAL			2,333(2)	J$	76.40 billion

(1)	Projections are based on the entire lifespan of the project, as opposed to year-to-date calculations.
(2)	Figure excludes the bed count for Hospiten.

The following table shows the number of visitor arrivals for the first three month period ended March 31, 2013 and 2014:

	2012	2013	% Change
Total Stopover Visitors	540,574	541,366	0.1
Cruise Passengers	466,811	442,027	(5.3)
Total Visitors	1,007,385	983,393	(2.4)

Source: Jamaica Tourist Board.

The following table shows the number of visitor arrivals for the five years ended December 31, 2013:

Visitor Arrivals

	2009	2010	2011	2012	2013	% Change 2013 vs. 2012
Foreign Nationals	1,683,846	1,768,810	1,800,280	1,832,329	1,860,935	1.6
Non-resident Jamaicans	147,251	152,868	151,472	153,756	147,474	(4.1)

Total Stopover Visitors	1,831,097	1,921,678	1,951,752	1,986,085	2,008,409	1.1
Cruise Passengers	922,349	909,619	1,125,481	1,320,083	1,265,264	(4.2)

Total Visitors	2,753,446	2,831,297	3,077,233	3,306,168	3,273,677	(1.0)

Average Length of Stay (nights)	9.2	9.0	8.9	8.8	8.7	(1.1)

Source: Jamaica Tourist Board.

The following table shows the number of stopover visitors by country of origin for the five years ended December 31, 2013:

Stopover Visitors by Country of Origin

	2009	2010	2011	2012	2013	% Change 2013 vs. 2012
United States	1,172,844	1,242,943	1,225,565	1,257,669	1,271,262	1.1
United Kingdom and Ireland	187,350	187,092	175,966	147,302	153,228	4.0
Other European	89,449	84,223	77,439	75,126	82,583	9.9
Canada	290,307	325,191	378,938	403,200	399,331	(1.0)
Caribbean	65,333	58,299	66,216	64,984	58,249	(10.4)
Latin America	14,492	13,442	16,589	25,037	30,538	22.0
Japan	2,511	1,950	2,027	2,092	2,177	4.1
Other	8,811	8,538	9,372	10,675	11,041	3.4

Total	1,831,097	1,921,678	1,951,752	1,986,085	2,008,409	1.1

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2013:

Hotel Room Occupancy

	2009	2010	2011	2012	2013
	(%)

Kingston and St. Andrew	46.2	41.8	45.2	49.8	57.5
Montego Bay	60.2	61.2	63.2	63.7	70.9
Ocho Rios	64.9	66.0	63.9	66.2	70.9
Port Antonio	21.1	10.0	14.1	10.1	9.7
Mandeville	45.4	49.8	58.7	55.2	65.3
Negril	57.3	61.7	58.5	61.3	64.5

Total	59.0	60.5	60.5	62.3	67.9

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2013:

Estimated Visitor Expenditure

	Stopover US$ per person per day	Cruise US$ per passenger per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change From Prior Year
2009	114.0	83.4	1,925.4	(2.5)
2010	115.7	87.4	2,001.2	3.9
2011	115.7	87.4	2,008.3	0.4
2012	117.2	75.7	2,069.6	3.0
2013	120.1	79.3	2,111.5	2.0

Source: Jamaica Tourist Board.

In 2013, the total visitor expenditure increased by 2.0% to US$2,111.5 million from US$2,069.6 million in 2012. This increase was primarily attributable to improvement in the average daily rate charged by hotels and the increased expenditures by cruise ship passengers on attractions and shopping. The average expenditure per person per night increased to US$120.1 in 2013 from US$117.2 in 2012.

Infrastructure

Highway 2000

Since 2002, Jamaica has made progress on the Highway 2000 project, a joint public-private sector project. Once completed, this multi-lane motorway will connect the capital of Kingston in the southeast of Jamaica with the tourism centers of Montego Bay in the northwest and Ocho Rios in the center of northern Jamaica and will cover approximately 144 miles (230 kilometers). The developers, through National Road Operating and Constructing Company Limited (NROCC), are authorized by the Minister of Transport and Works via concession agreements of 35 and 50 years to levy, collect and retain tolls in connection with the project.

The project will be completed in two phases:

Phase 1

Phase 1 is made up of three separate sub-projects:

TransJamaican Highway Limited (TJH), a project company currently owned by Bouygues Travaux Publics S.A., Autoroutes du Sud de la France, International Finance Corporation and Société de Promotion et de Participation pour la Coopération Economique S.A., has completed the design, construction and financing of Phase 1A and Phase 1B of the project.

Phase 1A, which commenced in 2002, was completed in July 2006 at a cost of approximately US$240 million and included the construction of a four-lane tolled motorway from Mandela Highway to Sandy Bay as well as a six-lane highway connecting Kingston to Portmore. This phase also included the construction of three new toll plazas.

Phase 1B was completed in August 2011 at a cost of approximately US$104 million and involved the construction of an additional 6.5 miles (10.5 kilometers) of roadway from Sandy Bay to May Pen. The project was funded by Inter-American Development Bank the International Finance Corporation, the European Investment Bank (EIB) and Société de Promotion et de Participation pour la Coopération Economique S.A.

Phase 1C, which is designed to extend the highway from May Pen to Williamsfield, has not yet been awarded to any developer.

Phase 2

The second phase of the project (Phase 2) will include two sub-projects:

Phase 2A was awarded in 2012 to Jamaica North South Highway Company Limited, a project company that is a subsidiary of China Harbour Engineering Company Limited, under a 50-year concession. This phase involves the construction of a tolled highway of approximately 67 kilometers commencing in Caymanas and extending to Ocho Rios. This phase also includes the completion of the Mt. Rosser Bypass section of the roadway, which began in 2007. The concession includes the design, construction, financing, operation and maintenance of the toll road. The full financing for the project, which is estimated at US$600 million, is being provided by a combination of equity from the Developer and loans from China Development Bank. Construction works are now underway on all sections of the project and in accordance with the Concession Agreement, the project is slated to last for 36 months, with a completion date of January 2016.

Section 1 of Phase 2A: Caymanas to Linstead. Work commenced on this 27.5 kilometer section in September 2013, and at the end of March 2014 the developer has been provided with access to approximately 70% of the right of way for the construction of the highway. The developer is currently carrying out earthworks in the right of way and has commenced the construction of bridges. Work on this leg is slated for completion in January 2016.

Section 2 of Phase 2A: Linstead to Moneague (Mount Rosser Bypass). The developer commenced work on this leg on February 2013 and has completed approximately 61% of the outstanding work as at March 2014. Site clearance and reinforced concrete box culverts have been completed. The remaining work, which is at varying stages of completion, consists of, amongst other things, the implementation or construction of earthworks cut and fill, retaining walls, sheet pile walls and slope protection and drainage. The works to the piling in the geotechnically-difficult areas are more than 90% complete. A completion date of August 2014 is currently forecasted.

Section 3 of Phase 2A: Moneague to Ocho Rios. The developer commenced work on this section on October 2013. At the end of March 2014, the developer has been provided with access to approximately 72% of the right of way for the construction of the highway, and cleared access for equipment on this corridor was approximately 15% complete. Construction of this section is scheduled to be completed by January 2016.

Phase 2B, which is designed to extend the highway from Williamsfield to Montego Bay, has not yet been awarded to any developer.

Other Infrastructure

Jamaica and the Export-Import Bank of China signed a Preferential Buyer Credit Loan Agreement for the sum of US$58.1 million on February 3, 2010. The loan’s purpose was to repair and secure the degraded shoreline of the Palisadoes Peninsula in Kingston and to protect the Kingston Harbor from potential storm surges. The project commenced in September 2010 and was completed in December 2012. During the execution of the project, the NWC requested implementation of an additional 4 kilometers of pipeline and the Government decided to implement the extra amount during the defects liability period; the pipeline installation was completed in November, 2013. Two major activities that were not part of the major works contract but are stipulated by the NEPA’s regulation are the replanting of the mangroves and sand dune restoration and the construction of the boardwalk on the harbor side. The replanting of the mangroves and sand dune restoration has not yet commenced as at March 31, 2014. Delays in the project have been chiefly related to unconcluded procurement activities regarding both the contract with the University of the West Indies and the dredging works. The project received cabinet approval and the contract is currently being reviewed by the Ministry of Transport Works (MTWH). The work is expected to commence in August/September 2014 and be completed in a period of approximately three months. The construction of the boardwalk on the harbor side has been completed.

Jamaica divested the Sangster International Airport in 2003 and upgrading work was completed in April 2009. In 2011, the Norman Manley International Airport improvement was completed, which included a new departure terminal; a new two-level pier fitted with jet-loading bridges; upgrades to the arrivals terminal, car park and roadway upgrades; IT systems, operations, safety and security equipment upgrades; and electrical distribution systems upgrades. See “—Privatization.” Funding for these projects came from European Investment Bank (EIB) and the Caribbean Development Bank (CDB), government funding from the Petrocaribe Development Fund, the Airport Improvement Fund (AIF) and equity and subordinated debt via the Airports Authority of Jamaica (AAJ).

In 2011, the construction of the Falmouth Cruise Ship Terminal (FCST) was completed. This Terminal was constructed through a collaborative arrangement between the Port Authority of Jamaica (PAJ) and Royal Caribbean Cruises Limited (RCCL). The commercial area was developed by RCCL on lands leased on a long term basis from the PAJ and is operated by Falmouth Jamaica Land Company Limited (FJLCL), a subsidiary of RCCL. FJLCL, on the other hand, manages a number of shops and other commercial buildings on the leased area, integrating part of the FCST.

The FCST welcomed its first cruise vessel with over 3,000 passengers and more than 1,000 crew members in February 2011 and by the end of 2011 had accommodated the highest number of cruise ship visitors of any of the four cruise ship piers in Jamaica. The FCST welcomed 646,436 passengers and 154 calls in 2013. Financing for the project was secured through a government guaranteed loan of US$121.65 million, made available by HSBC plc, London and supported by the Eksport Kredit Fonden. See “Public Sector Indebtedness—External Debt.”

OPDEM National Disaster Work Program

Given the changing demands of disaster management locally and globally, the Office of Disaster Preparedness and Emergency Management (ODPEM) is integrating a comprehensive disaster risk-management system in the tourism, agriculture and education sectors and has created a response/recovery system for a greater awareness of the impact of disasters and possible areas for reducing vulnerability and risk. ODPEM has also spearheaded and collaborated with NGOs and other agencies of government to enhance community response mechanisms through its Building Disaster Resilient Communities Programme.

Other Tourism Initiatives

Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and development in other competing tourist destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

Jamaica has a Master Plan for Sustainable Tourism (the Master Plan), which it adopted in 1998. The plan includes:

•	facilitating growth in selected areas;

•	enhancing the visitor experience through development of products from Jamaica’s culture;

•	creating heritage and diversified natural habitats; and

•	developing a model to foster more community involvement in the tourism sector.

Jamaica and the relevant members of the tourism sector have agreed upon the details of the Master Plan and its implementation. Jamaica believes that the implementation of the Master Plan will ensure Jamaica’s competitive position through product diversification and improvement, lead to the adoption of sound environmental practices and create opportunities to allow more Jamaicans to participate directly in the tourism sector. The implementation of the Master Plan will continue on an ongoing basis.

In December 2004, the Tourism Enhancement Act, 2004 was passed. This act, as amended on August 2011, provides for a Tourism Enhancement Fee (TEF) of US$20.00 and US$2.00 to be paid by incoming airlines and cruise ship passengers, respectively. Funds from the TEF are to be placed in a dedicated fund to be used solely for implementing the recommendations emanating from the Master Plan.

The tourism industry’s commitment to sound environmental practices was evidenced in 1998 by the selection of Jamaica as the pilot destination for the launch of the Green Globe Hotel Certification Program. The project was executed by the Environmental Audits for Sustainable Tourism initiative funded through the United States Agency for International Development, in collaboration with the Jamaica Hotels and Tourist Association. Through this program, environmental audits were conducted for twenty hotels and one tourism attraction. Four Jamaican hotels became the first four in the world to attain Green Globe Certification.

Several tourism entities have implemented environment management systems (EMS) and approximately six entities have been certified as Green Global in Jamaica. Many of these Green Globe certified companies are part of the Sandals Resorts and SuperClubs chains. An effective environmental management system improves operational efficiency and cuts waste. It not only improves the organization’s environmental performance, but also saves money. Participating entities often reduce operating costs, which has led to increased profitability. Programs such as the Green Globe certification scheme are a useful way for companies to effectively demonstrate their corporate social responsibilities.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industries, is the country’s largest export sector. Based on 2012 production data, Jamaica is the seventh-largest producer of bauxite in the world.

The mining and quarrying sector increased by 3.8% in 2013 when compared to 2012, primarily due to increase of contractual obligations, resulting in, among other things, increased production.

Bauxite production increased by 0.3% in 2013 to 9.4 million tonnes while the export of bauxite decreased 1.1% to 4.7 million tonnes when compared to 2012. The increase in bauxite production and the decrease in bauxite exports was within the range of normal operational fluctuations. Bauxite prices are negotiated based on demand as well as on reference to price levels in other bauxite exporting countries.

In 2013, the world aluminum industry continued to experience a recovery in demand and prices when compared to 2012. In 2013, alumina production increased by 5.5% to under 1.9 million tonnes and exports of alumina increased 8.5% to just over 1.9 million tonnes in 2013 when compared to 2012. This was primarily due to the return to full production of the island’s refineries which had been subjected to a partial cutback in output in 2012.

Results of operations of the bauxite and alumina industries are sensitive to fluctuations in global commodity prices. The price of aluminum in 2013 reflected the general weakening of commodity prices. As a result of the improvement in export volumes, there was an increase in foreign exchange earnings in the sector in 2013 to US$657.3 million, compared to US$644.8 million in 2012. Earnings from crude bauxite exports decreased by 2.3% to US$128.0 million in 2013 from US$131.2 million in 2012, primarily due to the decline in exports as well as marginally weaker bauxite prices. Earning from alumina exports increased by 3.1% to US$529.3 million, as compared to 2012.

In the first three months of 2014, alumina production in Jamaica rose by 11.5%, to 475,671 tonnes, as compared to 426,804 tonnes in the first three months of 2013. Crude bauxite production totaled 1,159,791 tonnes in the three nine months of 2014, representing a decrease of 6.2% compared to 1,236,130 tonnes in the same period of 2013. In the first three months of 2014, alumina exports rose by 7.5%, to 498,736 tonnes, as compared to 463,997 tonnes in the first three months of 2013. In the first three months of 2014, crude bauxite exports totaled 1,143,414 tonnes, representing a decrease of 5.5% compared to 1,209,924 tonnes in the same period of 2013.

The global price of aluminum decreased during the 3-month period ended March 31, 2014, to an average of US$1.707.94 per tonne, which was 14.7% lower than the comparable period of 2013. The decline was primarily due to large stocks of aluminum metal currently being held, a slowdown in Chinese economic activity and investors moving out of high-risk financial assets, including commodities.

In the first three months of 2014, Caribbean-sourced spot-alumina average prices increased 2.7% to US$338.12 per tonne compared to US$313.33 for the same period in 2013. Alumina prices over the year 2013 have strengthened as a result of the ongoing impact caused by the new pricing mechanisms introduced by the major producers such as Alcoa Inc. and UC Rusal in late 2011 and 2012. The traditional indexing of alumina to aluminum prices was replaced in favor of linking them to the main driving factors affecting alumina production costs such as the cost of bauxite and energy.

The Government continues to work on drafting the National Minerals Policy, which is expected to be presented to the Cabinet by the end of the 2014/2015 fiscal year. This policy, among other things, is intended to effectively manage mineral resources and mineral-bearing lands from the pre-mining to the post-mining stage. The policy is directed towards expansion, diversification (especially in the area of energy) and modernization of the minerals industry.

Jamaica believes that it has mineable bauxite reserves sufficient to last approximately fifty years under current mining practices and market demand expectations. This estimate of reserves is based on a range of technological and economic factors, and is subject to revision from time to time. The cost of exploiting mineable reserves can vary significantly depending on such factors as the location and mineralogical character of the reserves and technological progress in the industry.

The mining and quarrying sector will require a significant amount of capital investment in the near future as it carries out plans to transform its energy base away from oil and into natural gas and coal in an effort to reduce overall costs and strengthen global competitiveness. Implementation of these plans to transform the energy base, which may involve a potential investment of US$300–350 million, is expected to begin in late 2014.

The Government of Jamaica currently wholly owns Clarendon Aluminum Production (CAP), which is in the business of producing and selling metal-grade alumina and holds a 45% undivided interest as a co-tenant in common in the assets of Jamalco (the Jamalco Co-tenancy Assets), a joint venture with Alcoa Minerals of Jamaica, an indirect subsidiary of Alcoa Inc. The business of the joint venture consists of an integrated alumina production and export network composed of bauxite mining operations, and alumina refinery, a power plant, a rail transport system and a port with docking and loading facilities.

On June 17, 2013, CAP and Noble Resources Ltd. (Noble) entered into an alumina sales agreement (the Alumina Sales Agreement), pursuant to which CAP agreed to supply, sell and deliver not less than 3,375,000, and up to 6,075,000 tons, of alumina to Noble over a twelve-year period. In consideration for the alumina delivered pursuant to the Alumina Sales Agreement, Noble and CAP entered into a prepayment facility agreement on June 17, 2013, pursuant to which Noble will make available a US$120,000,000 secured prepayment facility (the Prepayment Facility) to CAP. A condition subsequent to this facility was the successful completion of a consent solicitation and an exchange offer of notes issued by CAP and guaranteed by Jamaica for notes issued by Jamaica. This exchange offer was completed successfully in September 2013. See “Public Sector Indebtedness—External Debt.” Additionally, Noble has a security interest over CAP’s 45% membership interest in the Jamalco joint venture. All funds disbursed under the facility must be repaid in full by June 30, 2025. Until all funds disbursed under the Prepayment Facility are repaid, CAP grants Noble an option to purchase at market value all or part of CAP’s interest in Jamalco, as well as the right to appoint a Noble representative to the executive committee of Jamalco.

In September 2011, UC Rusal acquired the remaining 35% stake in Alumina Partners of Jamaica (Alpart) from Norsk Hydro ASA for US$46 million and the refinery is now wholly owned by UC Rusal. This has extended the company’s reserve base as it seeks to be self-sufficient in raw materials. As such, UC Rusal is actively developing plans to resume production at the complex, which has been closed since 2009.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2013:

Bauxite and Alumina Sector

	2009	2010	2011	2012(1)	2013
Bauxite
Production (tonnes)	7,815,119	8,539,853	10,188,882	9,411,919	9,435,228
Exports (tonnes)	3,196,331	4,486,263	5,143,463	4,759,647	4,707,375
Prices (US$ per tonne)(2)	29.0	28.1	28.5	27.5	27.20
Earnings (US$ million)(3)	92.8	121.1	147.5	131.2	128.0
Alumina
Production (tonnes)	1,773,567	1,590,659	1,959,925	1,757,690	1,854,910
Exports (tonnes)	1,883,934	1,575,312	1,959,238	1,753,505	1,901,754
Prices (US$ per tonne)(2)	202.8	256.9	298.8	292.9	278.3
Earnings (US$ million)(3)	382.1	404.7	585.4	513.6	529.3

Total Earnings (US$ million)	474.9	525.8	732.8	644.8	657.3

(1)	Revised.
(2)	Average price received.
(3)	Includes exports of hydrate

Source: Jamaica Bauxite Institute.

Manufacturing

Real GDP for the manufacturing sector declined by 0.8% in 2013, following a decline of 1.0% in 2012. The decrease in real GDP in 2013 was primarily due to declines in both the food, beverages and tobacco and other manufacturing sub-industries. This performance was influenced by reduced demand for certain locally manufactured products as manufacturers were unable to compete with international producers as well as a fall in per capita income. The sector’s performance accounted for 8.4% of Jamaica’s GDP in 2013.

Vision 2030 Jamaica, the country’s strategic plan, includes a policy framework for the manufacturing sector. This framework focuses on transitioning to higher levels of productivity and value-added production using efficient and clean technologies and environmentally sustainable processes, as part of an enabling regulatory environment. The fundamental goal for the manufacturing industry is to achieve levels of productivity that will enable the manufacturing sector to compete successfully in domestic and export markets.

Agriculture, Forestry and Fishing

Real GDP for the agriculture, forestry and fishing sector declined by 0.5% and this sector accounted for 6.7% of GDP in 2013. The overall decline in the industry in 2013 was primarily due to the lingering effects of Hurricane Sandy, which occurred in October 2012 and negatively affected production, mainly in the first half of 2013, and drought conditions during January-April 2013 which reduced productive activity. During 2013, the Government employed a number of strategies to foster growth in the industry. These included Government programs that offered farmers support in the areas of marketing, irrigation and extension services, aimed at improving efficiency in the industry. This involved the expansion of the Agro Parks concept, which seeks to combine public and private partnership to develop productive and marketing infrastructure to improve productivity, quality and competitiveness.

The Agricultural Development Strategy, which began in 2006 and was aimed at transforming the agricultural sector by the year 2020 with the main focus being an increase in productivity, was subsumed under the Agriculture

Sector Plan under Vision 2030 Jamaica. That Agriculture Sector Plan was finalized in 2009 with a strategic framework that builds on Jamaica’s Agricultural Development Strategy. The Agriculture Sector Plan for Jamaica is one of the strategic priority areas of the Vision 2030 Jamaica—National Development Plan.

Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry following decades of financial losses in the industry. The critical points of the strategy are:

•	promotion of a sustainable private-sector led sugar cane industry;

•	promotion of a diversified industry having as its major outputs raw sugar, molasses, ethanol and bagasse, a by-product used in the production of electricity;

•	strengthening of the economy and social infrastructure of sugar-dependent areas; and

•	divestment of the publicly owned sugar estates, which annually generate over 70% of sugar production.

With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union project, aimed at improving the competitiveness of the banana industry. Effective January 1, 2006, the European Union adopted a new “tariff-only” regime for bananas from countries that enjoy most favored nation status. The new regime also retains a duty-free annual quota for bananas originating in the African, Caribbean and Pacific Group of States (ACP) so there has been no effect yet on Jamaica’s exports of bananas to the European Union. See “Jamaica—International Relationships—Cotonou Partnership Agreement.” Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing real labor costs through lower wage settlements. See “—Employment and Labor.”

The quantity of bananas produced in Jamaica was estimated at 37,211 tonnes in 2013 compared to 47,473 tonnes in 2012. Export of bananas was insignificant in 2013 with earnings of J$62,000. The effects of Hurricane Dean which occurred in August 2007 are still affecting banana exports, since it destroyed approximately 85.0% of the then-existing crop, leading to a cessation of banana exports. Banana exports resumed in August 2008 but were again halted by Tropical Storm Gustav, which destroyed approximately 80.0% of the then-existing crop. Banana exports were further affected by damage caused by Hurricane Sandy in 2012. These weather-related shocks led Jamaica’s largest exporter (Jamaica Producers), which accounted for 80.0% of banana exports, to make the decision to cease exports from Jamaica. In the absence of any significant export, the production of bananas continued to be influenced by local demand as well as demand for the value-added processed products.

The Government divested the remaining three publicly owned sugar factories in 2010 and continued the implementation in 2013 of the Jamaica Country Strategy for the “Adaptation of the Sugar Industry: 2006-2015.” The key objective of this policy is the development of a sustainable private-sector led sugar cane industry by 2015. In support of the implementation of the Sugar Adaptation Strategy, the European Union agreed to provide financial assistance to the Government over the 2006 to 2013 period, under the Accompanying Measures for Sugar Protocol Countries. In 2009, the European Union disbursed €6.1 million to the Government and the amounts disbursed in 2010 and 2011 were €11.6 million and €8.1 million respectively. While, there was no disbursement in 2012, disbursements in 2013 totaled €24.5 million.

The Government is committed to partnering with the private sector for the establishment of nine Agro Parks to stabilize the agricultural supply chain, deepen inter-industry links, increase competitive import substitution and activate unutilized rural land and labor. The primary objective of this project, which began in 2012, is to facilitate the expansion of the productive capacity of the agricultural sector. This is to be achieved through the building of infrastructure to support investments in the production of selected crops directed towards import substitution and replacement as well as the provision of raw materials for agro-processing and non-traditional exports. The parks, funded partly by the European Union, are to be complemented by improved inputs, including irrigation, transport infrastructure and technical services. A total of nine Agro Park sites are to be developed. As at the end of 2013, seven of the nine Agro Parks commenced agricultural production of a wide range of domestic crops, including vegetables, condiments, fruits and tubers. They are located at Plantain Garden River, St. Thomas; Yallahs, St. Thomas; Amity Hall, St. Catherine; Hill Run, St. Catherine; Ebony Park, Clarendon, New Forest/Duff House and St. Elizabeth/Manchester. The two remaining Agro Parks are scheduled to commence operation during FY 2014/15.

The following table shows the production of selected agricultural products for the five years ended December 31, 2013:

Production of Selected Agriculture Products

	2009	2010	2011	2012	2013
	(in tonnes)

Sugar cane	1,334,579	1,390,084	1,518,339	1,475,225	1,402,564
Yams	124,516	136,785	134,619	145,059	138,834
Bananas(1)	45,334	53,649	46,660	47,473	37,211
Potatoes	42,937	45,734	57,424	57,561	61,645
Citrus	128,241	117,440	106,992	97,072	83,758
Coffee	12,456	9,121	8,099	6,687	6,984
Cocoa	1,108	1,368	498	1,393	997

(1)	Includes only export production data.

Source: Planning Institute of Jamaica.

Construction

Real GDP for the construction sector increased by 1.8% in 2013, influenced by the performance in building construction due to increased activities in residential construction projects and an expansion in hotels. Civil engineering benefited from continued work on the North-South leg of Highway 2000. Preliminary international merchandise trade statistics for January to December 2013 showed imports of construction materials increasing by 10.8% when compared to the similar period in 2012. Average employment levels in the industry increased by 2.3% in 2013.

Transportation, storage and communication

Real GDP of the transport, storage and communication sector increased by 0.2% in 2013, primarily due to improved performances in post and telecommunication and land transport sub-industries. The supporting and auxiliary transport activities sub-industry however declined by 1.7%. Reduced activities at the ports of Kingston and other ports resulted in a 2.4% decline in the overall volume of cargo handled at the ports. Producers of government services fell by 0.2%, primarily as a result of the strategies undertaken by government’s departments and agencies to effect cost cutting measures to reduce the fiscal deficit.

Privatization

Jamaica’s privatization program commenced in the early 1980s with the divestment of public services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam-Belize and the Caribbean Cement Company Limited. Jamaica has continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited, in 2001. The Government granted a concession for the management of the transshipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, in October 2001. The consortium assumed management of the terminal in February 2002. The contract expired in February 2009 and the terminal is now being managed by the Port Authority of Jamaica.

In connection with the privatization of Air Jamaica Limited in 1994, the Government retained ownership for its own account of 25.0% of the airline’s ordinary shares and ownership of an additional 5.0% of its ordinary shares, which the Government was contractually obligated to contribute to an employee share ownership plan. During the period of privatization, the Government provided US$169.0 million in loans and assistance to the airline. In December 2004, Jamaica purchased the remaining 75% of the ordinary shares for US$1.00 and converted approximately US$395 million, the total liabilities of Air Jamaica owed to the Government, into ordinary shares.

In the fiscal year 2007/2008, the decision was made to re-privatize the national carrier Air Jamaica Limited. To this end, the Government sought a divestment that achieved certain strategic objectives. On May 1, 2010, the Government entered into an agreement with Caribbean Airlines pursuant to which Caribbean Airlines obtained the routes of Air Jamaica and agreed to provide sustainable airlift to Jamaica. In return the Government acquired a 16% equity interest in Caribbean Airlines valued at US$28.5 million. The Government remains the owner of the remaining assets and liabilities of Air Jamaica. Under an agreement, Caribbean Airlines will lease some of these assets from Air Jamaica. The Government is liquidating the remaining assets of Air Jamaica as appropriate and will continue to service the liabilities.

Jamaica re-privatized the government-owned assets of the sugar cane industry in August 2011. A “Sugar Cane Negotiating Team” was appointed to oversee the divestment process by the Ministry of Agriculture and Cabinet. In July 2009, the team concluded the divestment of three of the six sugar estates—St. Thomas/Duckenfield, Long Pond and Hampden—for an aggregate sale price (for the factories) of US$2 million. The associated sugar cane lands were divested through 50-year leases. In July 2010, the Government signed an agreement with Complant International Sugar Industry Co. Limited, a Chinese firm, for the sale of the Monymusk, Frome and Bernard Lodge sugar factories and associated farmlands of the Sugar Company of Jamaica (SCJ) Holdings for US$9 million. Under the agreement, the firm is committed to invest US$127 million, approximately, from 2011 to 2013, on modernizing the factories. The firm is also investigating the feasibility of constructing a sugar refinery and ethanol plant. At present there are post-divestment matters outstanding as it relates to contractual obligations between the purchasers and the Sugar Company of Jamaica Holding, on the sale of the six sugar estates. Post-closing issues remaining outstanding to be addressed by the Government at September 2012 included remedy of environmental breaches, land transfer, and the facilitation of the approval of all regulatory licenses. These matters are being pursued by the respective parties (the Government and Complant International Sugar Industry Co. Limited).

During FY 2010/2011, Jamaica privatized lands at Montpelier, St. James, and land and buildings at Ariguanabo. In January 2010, the sale of 525 acres of the Montpelier Citrus Company Limited lands was approved by the Cabinet. The land was sold for J$52 million to Ramble Enterprises Limited, a local company engaged in dairy farming. In February and December 2010, a total of 24.2 acres of the Cotton Polyester Factory Complex were sold to the Urban Development Corporation for J$150.0 million.

In March 2010, the Cabinet approved the sale of 14 acres of land (with buildings) of the Ariguanabo property to the existing lessee, New Era Homes Limited for an aggregate sale price of J$163.9 million.

In December 2010, the Government finalized the sale of the National Hotel and Properties interest in the Jamaica Pegasus Hotel Limited. The shares were sold for US$11 million.

The Urban Development Corporation (UDC) completed the sale of its 50% stake in Bloody Bay Hotel Development Limited (BBHDL) to Village Resorts Limited (VRL) in 2013. The Cabinet approved the sale of the shares to VRL in January 2013, and UDC and VRL signed the agreement finalizing the sale on March 27, 2013. Aggregate proceeds from the sale were US$11.2 million, which included US$9.5 million for the real estate and related fixed assets and US$1.7 million representing UDC’s share of cash and other liquid assets of BBHDL at the time of the sale.

Following the decision to divest the Wallenford Coffee Company (WCC), the Cabinet decided on March 18, 2013, to approve the WCC Memorandum of Understanding (MoU). The MoU was executed by all parties as at August 29, 2013. The purchaser assumed early possession of WCC on September 11, 2013.

The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 2000 in relinquishing its majority or residual:

Summary of Certain Major Jamaican Entities Privatized (By Sale) (1) (2)

Entity	Year(s) of Privatization	Type of Sale	Payment Received in J$ Million	Payment Received in US$ Million	Sector
Ashtrom Jamaica Limited	2000	Shares	22.00	N/A	Housing
Jamaica Public Service Co. Ltd	2001	Shares	N/A	201.00	Energy
Aqualapia Limited	2002	Shares	32.35	N/A	Agri-Business
Sangster International Airport	2003	Lease	7.00	N/A	Transportation
Land – Ariguanabo (13.76 hectares)	2003	Sale	23.48	N/A	Housing
Building (Lot 5A) – 60,000 square feet	2003	Lease	7.68	N/A	Warehousing
Building (Lot 5B) – 60,000 square feet	2003	Lease	7.68	N/A	Manufacturing
Cotton Polyester Textile Company Ltd.	2004	Lease	7.55	N/A	Manufacturing
Land – Salt River (51 hectares)	2005	Sale	6.93	N/A	Tourism
Farm Machinery Center	2006	Lease	N/A	0.18	Manufacturing
Hampden & Long Pond Estate	2009	Sale/Lease	N/A	1.5	Agriculture
Duckenfield Estate	2009	Sale/Lease	N/A	0.5	Agriculture
Land – Montpelier Citrus Company Limited – 525 acres	2010	Sale	52.00	N/A	Agriculture
Cotton Polyester Factory Complex	2010	Sale	150.00	N/A	Manufacturing
Land and Buildings - Ariguanabo	2010	Lease/Sale	163.90	N/A	Manufacturing
Jamaica Pegasus Hotel of Jamaica Limited(2)	2010	Sale	N/A	11.00	Tourism
Bernard Lodge, Frome & Monymusk	2010	Sale/Lease	N/A	9.00	Agriculture
Mavisbank Coffee Factory	2010	Sale of Assets	N/A	4.00	Agro-Processing
Bloody Bay Hotel Development Limited (BBHDL)	2013	Sale	N/A	11.2	Tourism
Wallenford Coffee Company Limited	2013	Sale of Assets	N/A	16.00	Agriculture

(1)	Where payment is received in both JA dollars and US dollars for certain sales, the amounts listed are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC.
(2)	This table does not reflect the privatization of Air Jamaica. For information about such privatization please refer to Section “—Privatization”.
(3)	The sale of the Government’s 59.81% holding in the hotel was completed in December 2010.

Source: National Investment Bank of Jamaica Limited/Development Bank of Jamaica Limited, Ministry of Finance and Planning.

Inflation

The macroeconomic stabilization program introduced in 1991, which focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. Macroeconomic stability continues to be a primary focus of Jamaica under the National Industrial Policy, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

The Consumer Price Index number series, which measures the rate of inflation, has 12 divisions that are based on the United Nations Statistical Division—Classification of Individual Consumption According to Purpose (COICOP). The “basket” of consumer goods and services has approximately 482 commodities.

Inflation was 9.5% in 2013, an increase from 8.0% in 2012, which, in turn, was an increase from 6.0% in 2011. The increase in inflation in 2013 as compared to 2012 was primarily due to: a 25.0% cent rate increase in bus fares granted by the government of Jamaica; fluctuations in the international price of crude oil, grains and cereals; a reduction in telecommunication cost; the impact of the Jamaica dollar; adverse domestic weather conditions in the first half of 2013, as well as the lingering effects of Hurricane Sandy in 2012. By the third quarter of the year weather conditions had improved which increased agricultural production.

The decrease in inflation in the first three months of 2014 compared to the same period in 2013 was primarily a result of increased domestic production, particularly in agriculture, in 2014 compared to the negative pricing impact from the effects of drought and Hurricane Sandy in 2013.

The following table shows the changes in the Consumer Price Index for the five years ended December 31, 2013, and the 3-month period from January through March 2014:

Year/Period	Consumer Price Index Increase Over Previous Year
(%)

2009	10.2
2010	11.7
2011	6.0
2012	8.0
2013	9.5
Through March 2014	1.7

Source: Statistical Institute of Jamaica.

Employment and Labor

In 2013, the total labor force in Jamaica was 1,308,700 persons, a 2.1% increase compared to 1,281,900 persons in 2012. The service sector employed 67.3% of the employed labor force in 2013, while the goods-producing sector accounted for 33.7% of the employed labor force in the same period. The agriculture and manufacturing sub-sectors accounted for 18.2% and 6.5% of the employed labor force, respectively.

Average employment in 2013 was 1,109,100, compared to 1,103,350 in 2012. The average unemployment rate was 15.2% in 2013, an increase from 13.9% in 2012.

There were no industrial disputes and no work stoppages in 2013, compared to 330 industrial disputes and 6 work stoppages in 2012, and 247 industrial disputes and 10 work stoppages in 2011, as difficulties were experienced in the negotiation of new wage and fringe benefit packages. No man-days were lost to work stoppages in 2013 in comparison to 900 man-days lost to work stoppages in 2012. This has resulted in no lost man-days per worker in 2013 that were related to work stoppages as compared to an average of 2 lost man-days per worker in 2012.

The following table shows certain labor force and employment data for the five years ended December 31, 2013:

Labor Force and Employment(1)

	2009	2010	2011	2012	2013
	(in thousands of persons, except percentages)

Total Population	2,698.8	2,705.8	2,711.1	2,711.5	2,714.3
Labor Force	1,269.8	1,249.6	1,251.9	1,281.9	1,308.7
Employed Labor Force	1,125.5	1,094.9	1,093.5	1,103.4	1,109.1
Unemployed Labor Force	144.3	154.7	158.4	178.6	199.6
Unemployment Rate (%)	11.4	12.4	12.7	13.9	15.2
Job-Seeking Rate (%)	7.2	7.6	8.0	8.9	9.8
Labor Force Participation Rate (%)	63.6	62.4	62.3	61.9	63.0

(1)	The data above represent the derived annual average.

Source: Statistical Institute of Jamaica, Labour Force Survey.

Legal Proceedings and Processes

NTCS Matter

The Ministry of Transport and Works granted franchises to the National Transport Cooperative Society (NTCS) in March 1995 to operate buses in the Kingston Metropolitan area. The Ministry of Transport and Works terminated the franchises with NTCS in September 1998. NTCS, in arbitration proceedings with the Ministry of Transport and Works, claimed damages of approximately J$50 billion, plus interest, alleging breach of contract resulting from the termination of the franchises.

On December 3, 2013, after a series of legal proceedings that culminated in the Government of Jamaica filing an appeal before the Judicial Committee of the Privy Council on December 11, 2012, the parties executed a settlement agreement that, among other things, releases and discharges the Government and the Attorney General from any and all actions, causes of action, claims and demands made by NTCS regarding the subject matter of the arbitration and suits on condition that the Government pays to NTCS the sum of J$1,100,000,000.00, which includes the arbitration award, the judgments, costs, interest, and any other sums flowing from the award and judgments to which NTCS is otherwise entitled. The sum of J$370,434,402.41 previously paid to NCTS’s attorney-at-law is encompassed in this settlement sum.

By order of the Judicial Committee of the Privy Council dated December 16, 2013, and with the consent of the parties, the hearing dates for the appeal were vacated and the appeal was withdrawn. Additionally, there was no order for costs in the appeal to the Privy Council and NTCS gave an undertaking not to enforce any orders for costs against the Attorney General which were made in the courts below.

Cigarette Company of Jamaica Matter

The matter concerned whether certain transfers, reflected on the books of both the Cigarette Company of Jamaica Limited and Carreras Group Ltd. (CCJ), were distributions or loans. If they were distributions, transfers would be subject to income tax deducted at source. The Commissioner of Taxpayer Audit and Assessment (the Commissioner) assessed the CCJ to pay income tax for the years 1997–2002. The total amount assessed was J$5.7 billion, comprised of J$2.17 billion in tax and penalties of J$3.54 billion. The CCJ contested this assessment which gave rise to a series of legal proceedings that culminated in a decision of the Judicial Committee of the Privy Council in favor of CCJ. Full and final settlement of costs in the Privy Council has been agreed between the parties in the sum of £142,000.00, and this sum has been paid. All the costs due to CCJ in respect of the courts below have also been paid. In respect of the sums paid to the Commissioner, by way of Deed of Settlement executed on December 30, 2013, the parties agreed a settlement sum of J$3.60 billion (inclusive of taxes, penalties and interest). The repayment of this settlement sum to CCJ shall be by way of set-off against the CCJ’s tax liabilities over a period of time.

Legal Processes

In 2014, the Government is continuing its program to modernize the country’s law enforcement infrastructure, transforming the culture of the Jamaican Constabulary Forces (JCF) into a modern policing service and restore public confidence by:

•	actively targeting corruption within the JCF;

•	improving the professionalism of police officers through intense leadership and management training and development;

•	implementation of a performance management system with targets and verifiable indicators for the executive leadership of the JCF;

•	revising the JCF Use of Force policy with emphasis on ethical policing and protecting the rights of citizens;

•	enhancing the use of technology for management and intelligence gathering;

•	enacting a major program of legislative reform including restructuring the accountability framework of the JCF; and

•	implementing community policing in all policing divisions.

The current policing strategy is working in tandem with the Ministry of National Security’s emphasis on crime and violence prevention strategies and improved community safety through the development of a Crime Prevention and Community Safety Strategy. The strategy is based on the following:

•	creating community-based partnerships to enhance local governance structures;

•	diversion and reintegration of ex-offenders and deported persons in order to reduce re-offending; and

•	establishment of prevention programs that focus on young people at risk of involvement in crime and violence.

•	the Ministry’s crime prevention efforts are duly supported by the following international partners:

•	the United Nations Development Program, Jamaica Violence Prevention, Peace & Sustainable Development Program (JSPD);

•	the United States Agency of International Development;

•	the European Union’s Poverty Reduction Program II—Capacity Building and Training for Communities Component;

•	the Canadian Improved Governance and Citizen Security and Participation Program/Community Empowerment and Transformation;

•	the United Kingdom Department for International Development (DFID) Rehabilitation and Reintegration of Local Offenders and Deported Persons Programme;

•	DFID, which is also supporting policy development and social intervention through the Community Security Initiative; and

•	the Citizen Security and Justice Program funded by the IADB which is set to continue for an additional four years in vulnerable communities.

Measures taken by the Government in 1993 to enhance security, particularly in the major resort areas of the north coast where special tourist security personnel were assigned, have been successful in reducing crimes against tourists. The economy and foreign direct investment can be negatively affected by a material increase in violent crimes and drug trafficking. If the recent decreases in crime were not to continue and there were a material increase in violent crimes and drug trafficking, this could have a material negative impact on the Jamaican economy by reducing tourism and the sectors of the economy that benefit from tourism as well as foreign direct investment.

In the period of May 2010 to July 2010, the Government, in an effort to address an outbreak of violence connected with the extradition of an individual to the United States, declared a state of emergency in Kingston and St. Andrew during the period of May 23, 2010 to July 23, 2010, and in St. Catherine during the period of June 23, 2010 to July 23, 2010, and took measures to increase security and restore safety to communities. Although 101 murders occurred in these cities during the period of May 23, 2010 to June 22, 2010, the measures taken by the Government resulted in a 63% drop in murders during the period of June 23, 2010 to July 23, 2010, as compared to the period of May 23, 2010 to June 22, 2010. This strategic policing plan has remained in effect to enhance the overall security of the island and curb the operations of criminal gangs. The JCF has implemented a Street Crimes Unit that targets such activities in major towns and minimizes the threats that gangs pose to the safety and security of communities. The Peace Management Initiative has also continued to have significant results at the community level.

In addition, the Government is proceeding assiduously with work to strengthen the legislative tools available to the criminal justice system. The law enforcement apparatus has been enhanced with the promulgation of critical amendments to six pieces of legislation that will assist the police and prosecutors in their crime-fighting efforts.

Additionally, the Ministry of National Security has proposed and gained approval for the development of Anti-Gang Legislation, targeting criminal organizations which have been at the heart of the criminal threat facing the country. Most recently, the Criminal Justice (Suppression of Criminal Organisations) Act of 2014, a law created to disrupt and suppress criminal gangs, was enacted.

Crime Statistics

Crime prevention measures, particularly those implemented under the Citizen Security and Justice Programme (CSJP), have been successful in tackling individual risk factors for crime and violence. Importantly, the 2012–13 National Crime Victimization Survey (NCVS) found that, consistent with program objectives, respondents who reside in CSJP communities are more likely to report that crime in their local community has declined over the last five years (44.1%) than respondents who reside in non-CSJP communities (27.5%).

As reported by the JCF Statistics Unit, crime statistics for 2013 has mixed results. Serious violent crimes, which include murders and shootings, showed a 4% decrease during the period from January 1 to December 31, 2013, with 3,816 cases in 2013 as compared to 3,969 cases in the same period in 2012. When compared to the corresponding period of 2012, crime statistics for the period from January 1 to December 31, 2013 revealed that the total number of murders increased by 9%, from 1,099 cases for the same period in 2012 to 1197 in 2013. The number of reported cases of murder during the period January–April 2014 decreased by 11% with 311 cases when compared to the corresponding period in 2013 with 349 cases.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. For 2013, the current account deficit improved by J$315.5 million to US$1,413.5 million, or 10% of GDP, as compared to a deficit of US$1,729.0 million in 2012. The reduction in the current account deficit for 2013 resulted primarily from improvements in all sub-accounts, with the exception of the income sub-account. In particular, the current account largely reflected an improvement in the trade balance, due to a decline in imports. The current account measures the trade balance plus the balance on services, income and current transfers.

For the purpose of this section, exports include free-zone exports and goods procured in ports, while imports include free-zone imports and goods procured in ports. Further, imports are recorded at their market value at the customs frontier of the economy from which they are exported.

In 2013, the merchandise trade deficit improved by 4.4%, to US$3,976.2 million as compared to US$4,158.0 million in 2012, primarily due to a contraction in the value of imports, which was itself partly offset by a reduction in earnings from exports. In 2013, the value of exports decreased by 8.6% to US$1,597.3 million compared to US$1,746.7 million in 2012, mainly due to lower earnings from non-traditional exports and sugar. The value of imports declined by 5.6% to US$5,573.4 million in 2013 compared to US$5,904.7 million in 2012, mainly due to a reduction of 16.3% in spending on chemicals. Please note that these values are values presented in the balance of payments, under “f.o.b.” standards.

For 2013, the surplus on the services sub-account increased by 4.4% to US$614.1 million from US$588.5 million in 2012. The increase in the surplus on services was primarily the result of a fall in the deficit for transportation as well as an improvement in the surplus for travel, partly offset by a worsening in the deficit for other services. The deterioration of the other services balance was mainly influenced by lower inflows from communications.

The deficit on the net income sub-account was US$267.3 million for 2013, which represented an increase of 28.9% from the deficit of US$207.3 million in 2012, which was mainly a result of a decline in the surplus for compensation of employees, which decreased to US$29.9 million in 2013 compared to US$65.6 million in 2012.

In 2013, net current transfers increased by 8.2% to US$2,215.9 million from US$2,047.9 million in 2012, primarily due to increases in official transfers and private transfers.

The balance of payments results for 2013 were influenced by net capital inflows from official and private sources, which were insufficient to finance the current account deficit. As a result, net international reserves declined by US$77.8 million to US$1,047.8 million as at December 31, 2013.

The following table shows Jamaica’s balance of payments for the five years ended December 31, 2013:

Balance of Payments (f.o.b.)

	2009	2010	2011	2012	2013(1)
	(in millions of US$)

Current Account	(1,127.5)	(934.9)	(1,959.0)	(1,729.0)	(1,413.5)
Goods Balance	(3,087.9)	(3,256.2)	(4,097.8)	(4,158.0)	(3,976.2)
Exports(2)	1,387.7	1,371.2	1,662.9	1,746.7	1,597.3
Imports(3)	4,475.6	4,627.4	5,760.7	5,904.7	5,573.4
Services Balance	769.9	805.9	667.5	588.5	614.1
Transportation	(441.2)	(429.7)	(564.2)	(752.5)	(699.5)
Travel	1,709.0	1,804.6	1,835.7	1,881.2	1,902.7
Other Services	(497.9)	(569.1)	(604.0)	(540.3)	(589.0)
Goods and Services Balance	(2,318.0)	(2,450.3)	(3,430.3)	(3,569.5)	(3,362.0)
Income	(667.9)	(494.6)	(518.4)	(207.3)	(267.3)
Compensation of Employees	67.6	89.1	36.5	65.6	29.9

	2009	2010	2011	2012	2013
	(in millions of US$)
Investment Income	(735.5)	(583.7)	(554.9)	(272.9)	(297.2)
Current Transfers	1,858.4	2,010.0	1,989.8	2,047.9	2,215.9
General Government	143.9	194.3	141.3	172.3	259.3
Other Sectors	1,714.5	1,815.7	1,848.4	1,875.5	1,956.6
Capital and Financial Account	1,127.5	934.9	1959.0	1,729.0	1,413.5
Capital Account	20.7	(22.1)	(9.1)	(26.2)	(12.8)
Official	45.3	4.2	29.0	5.9	18.9
Private	(24.5)	(26.3)	(38.2)	(32.1)	(31.7)
Financial Account	1,106.7	957.0	1,968.10	1,755.2	1,426.3
Other Official Investment	254.7	967.7	497.9	363.7	503.4
Other Private Investments (including errors and omissions)	808.4	431.3	1,430.1	726.8	845.1
(Increase)/Decrease in reserves(4)	43.6	(442.0)	205.2	840.5	77.8

(1)	Preliminary.
(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.
(3)	Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.
(4)	Official International Reserves held by Jamaica and the Bank of Jamaica.

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2013, decreased by 3.5% to US$7,778.5 million, as compared to US$8,059.5 million in 2012. The merchandise trade deficit increased by 1.2% in 2013, to US$4,658.7 million, compared to US$4,602.7 million in 2012. The increase in the trade deficit in 2013 was primarily a result of higher imports, principally due to lower imports of mineral fuels and foods. The value of exports decreased by 9.7% due, primarily, to lower earnings from chemical exports. Please note that these import values are values presented under “c.i.f.” standards, which include cost, insurance and freight costs while exports are presented under “f.o.b.” standards.

The following table shows the performance of merchandise trade for the five years ended December 31, 2013:

Merchandise Trade (c.i.f)

	Imports(1)	% Change	Exports(4)	% Change	Balance	% Change
	(in millions of US$, except percentages)

2009(2)	5,057.6	(33.9)	1,319.4	(48.0)	(3,738.2)	26.7
2010(2)	5,326.4	5.3	1,335.7	1.2	(3,990.8)	6.8
2011(2)	6,439.4	20.9	1,622.4	21.5	(4,817.0)	20.7
2012(2)	6,331.1	21.7	1,728.4	6.5	(4,602.7)	4.4
2013(3)	6,218.6	1.8	1,559.9	9.7	(4,658.7)	1.2

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.
(2)	Revised.
(3)	Preliminary.
(4)	Exports as listed in this table exclude free-zone exports and goods procured in ports.

Source: Statistical Institute of Jamaica.

Exports

For the purposes of this discussion, exports exclude free-zone exports and goods procured in ports.

Total exports, including the Jamaica Free Zone, in 2013, decreased by 9.7% to US$1,559.9 million, compared to US$1,728.4 million earned in 2012, primarily due to decreases in domestic production of mineral fuels, food and chemicals.

Traditional exports, excluding the Jamaica Free Zone, declined by 4.2% in 2013 to US$779.5 million from US$814.0 million in 2012, primarily due to decreased earnings from the two commodity groups, sugar and rum. The value of sugar exported in 2013 decreased by 43.5% to US$53.2 million from US$94.1 million in 2012, which was mainly due to lower export volumes, itself primarily due to lower output as a result of adverse weather conditions and increased domestic consumption of locally produced sugar. Rum exports decreased by 13.3% to US$48.2 million US$55.6 million in 2012, primarily due to increased competition from rum produced by other countries where rum production is subsidized. Alumina exports totaled US$523.7 million in 2013, an increase of 3.0% from US$508.3 million in 2012. Bauxite exports, which are primarily exported to the United States, slightly decreased to US$128.0 million in 2013, compared to US$130.1 million in 2012. Manufacturing decreased by 31.9% to US$105.6 million in 2013 compared to US$155.1 million in 2012, primarily due to significantly lower earnings from sugar and rum.

Non-traditional exports, excluding the Jamaica Free Zone, decreased by 17.4% to US$699.5 million in 2013 from US$846.7 million in 2012, primarily due to decreased earnings from chemicals, mineral fuels and related expenses. Receipts from mineral fuels and related products decreased to US$351.2 million in 2013 from US$387.7 million in 2012. Ethanol exports decreased by 54.4% to US$88.8 million in 2013, as compared to US$194.8 million in 2012, primarily due to unfavorable market conditions. Exports of non-traditional food however decreased by 2.5% to US$187.7 million in 2013, as compared to US$192.6 million in 2012. See “Jamaica—International Relationships—The Trade and Development Act of 2000.”

The following table shows Jamaica’s exports by sector for the five years ended December 31, 2013:

Exports

	2009(1)	2010(1)	2011(1)	2012(1)	2013(2)
	(in millions of US$)
Traditional Exports

Agriculture
Banana	0.0	0.0	0.1	0.1	0.1
Citrus	1.7	1.8	2.2	1.9	3.3
Coffee	33.8	19.2	18.3	13.8	16.3
Cocoa	1.8	1.0	1.1	1.9	0.5
Pimento	1.7	2.9	1.8	2.3	1.9

Total	39.1	24.9	23.5	20.0	22.1
Mining and Quarrying
Bauxite	85.4	128.7	141.9	130.1	128.0
Alumina	368.0	402.8	580.7	508.3	523.7
Gypsum	0.2	0.5	0.1	0.4	0.0

Total	453.6	532.0	722.7	638.8	651.7
Manufacturing
Sugar	72.3	44.2	62.2	94.1	53.2
Rum	48.4	47.2	48.7	55.6	48.2
Citrus Products	0.5	2.1	0.3	0.3	0.4
Coffee Products	1.5	3.1	2.3	4.1	3.1
Cocoa Products	0.7	0.8	0.8	1.0	0.9

Total	123.4	97.4	114.3	155.1	105.6

Total Traditional Exports	616.1	654.3	860.5	814.0	779.5

	2009(1)	2010(1)	2011(1)	2012(1)	2013(2)
	(in millions of US$)
Non-Traditional Exports
Food and Beverage
Pumpkins	0.4	0.4	0.6	0.5	0.7
Dasheens	1.4	1.6	1.7	1.7	1.6
Sweet Potatoes	2.5	3.1	2.6	2.8	3.6
Yams	18.7	18.8	19.9	19.6	22.2
Papayas	2.9	2.8	2.5	4.5	3.4
Ackee	13.6	12.8	12.4	13.9	15.5
Other Fruits & Fruit Preparations	6.2	6.1	5.3	7.0	5.7
Meat & Meat Preparations	2.8	2.6	3.6	3.9	5.0
Dairy Products & Birds’ Eggs	6.5	6.0	7.4	6.9	6.2
Fish, Crustaceans & Mollusks	4.7	8.0	8.0	8.9	11.0
Other Food Exports	59.9	62.9	71.8	74.7	77.8
Beverages and Tobacco (excluding rum)	53.0	56.3	64.6	48.2	35.0

Total	172.1	181.3	200.1	192.6	187.7
Inedible Materials
Limestone	1.1	0.9	2.1	1.5	2.5
Waste & Scrap	12.6	17.6	39.7	22.0	26.6
Other	3.0	4.4	3.0	3.0	4.5

Total	16.7	22.9	44.8	26.5	33.6

Mineral Fuels and related products	213.6	291.2	371.8	387.7	351.2
Ethanol	170.4	48.1	8.7	194.8	88.8
Apparel	1.5	1.6	1.5	1.4	1.4
Furniture	0.8	1.4	1.1	1.0	0.5
Other Exports	51.3	52.6	46.8	42.7	36.2

Total	437.5	394.9	429.8	627.6	478.2

Total Non-Traditional Exports	626.3	599.1	674.7	846.7	699.5
Re-Exports	77.0	82.3	87.2	67.7	80.9

Total Exports	1,319.4	1,335.7	1,622.4	1,728.4	1,559.9

(1)	Revised.
(2)	Preliminary.

Source: Statistical Institute of Jamaica.

In the past, the Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, enjoyed preferential trade arrangements with respect to exports to the European Union pursuant to the Cotonou Partnership Agreement. The CARIFORUM-EU Economic Partnership Agreement, which replaces the trade provisions of the Cotonou Partnership Agreement, was signed in October 2008. This free trade agreement provides for duty-free, quota-free access to the EU market for most goods, as at January 1, 2009. The CARIFORUM-EU Economic Partnership Agreement is currently being applied provisionally, and Jamaica is in the process of implementing this agreement. This agreement has a strong development component. Under the 10th European Development Fund’s (EDF) Caribbean Regional Indicative Programme (CRIP), approximately €72 million were allocated to CARIFORUM States for EPA Implementation. At the national level, Jamaica is in the process of implementing two projects in respect of the EPA (EPA I and II).

The EPA Capacity Building Project (EPA) I, which was signed on May 4, 2012 in the amount of €2.25 million, is designed to enhance Jamaica’s competitiveness goals as outlined in the National Export Strategy (NES) and Vision 2030 Jamaica – National Development Plan. The accreditation of official testing laboratories, which is one aspect of the project, will mostly address ISO 17025 standards since this is the internationally recognized standard under the provisions of the WTO Agreement on Technical Barriers to Trade. Capacity building interventions are being undertaken in food-related laboratories which provide support to the export industry. The project aims to promote export competitiveness and food security.

The EPA Capacity Building Project (EPA) II was formulated through sector wide needs assessment/consultation with business support organizations (BSOs) and public sector food laboratories from November 2012 to February 2013. It is designed to enhance the supply-side micro and medium to small-sized enterprises (MSMEs) and to continue capacity building within public sector laboratories and support accreditation agencies, aligning them with the strategic priorities of the Government of Jamaica. The expectation is that through these interventions, Jamaica’s agricultural health and food quality systems will attain a level of compliance which enhances food security and international competitiveness. Approximately €5.0 million was allocated for the EPA II to build on the initiatives undertaken under the EPA I. EPA II will expand its main focus to include upstream problems from the supply side, broadening the EU action in creating a sustainable and enabling environment for increased market presence of Jamaican exports.

The CARIFORUM-EU Economic Partnership Agreement is reciprocal and asymmetrical in nature, and covers trade in traditional export products, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free. The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime that existed under the Cotonou Partnership Agreement ended on September 30, 2009. As at October 1, 2009, ACP sugar exporters have duty-free, quota-free access to the EU market under a managed system lasting until 2015. Thereafter, sugar will enter the EU market duty-free and quota-free under the CARIFORUM-EU Economic Partnership Agreement. See “Jamaica-International Relationships—The CARIFORUM-EU Economic Partnership Agreement.”

The Jamaican banana industry contributed minimally to the export earnings for the years 2009, 2010, 2011, 2012 and 2013. This was due to the exit of the major exporter from the market, as a result of devastating hurricanes in recent years. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy—Principal Sectors of the Economy—Agriculture, Forestry and Fishing.”

Imports

Merchandise imports decreased by 1.8% in 2013 to US$6,218.6 million from US$6,331.1 million in 2012. This decrease in the value of imports was primarily due in part to lower spending in most of the commodity groups. Mineral fuels and related products imports increased by 1.5% to US$2,251.6 million in 2013 compared to US$2,218.0 million in 2012. In 2013, expenditure on food rose by 1.5% to US$962.1 million, while chemicals fell by 13.7% to US$773.1 million. For the purposes of this discussion, imports include cost, insurance and freight values and exclude free-zone imports and goods procured in ports.

The following table shows Jamaica’s imports for the five years ended December 31, 2013:

Imports (c.i.f.)(1)

	2009(2)	2010(2)	2011(2)	2012(2)	2013(3)
	(in millions of US$)

Mineral Fuels and related products.	1,419.4	1,688.7	2,310.9	2,218.0	2,251.6
Machinery	819.7	793.4	932.1	902.5	898.4
Food	801.9	812.9	938.7	948.3	962.1
Beverages & Tobacco	79.9	76.0	77.4	79.5	77.1
Crude Materials (excl. Fuels)	54.9	60.8	62.8	46.7	55.9
Animal & Vegetable Oils & Fats	33.9	32.6	58.6	51.5	42.9
Chemicals	738.7	696.9	873.4	895.6	773.1
Manufactured Goods	555.4	587.1	645.7	616.4	599.9
Miscellaneous Manufactured Articles	461.0	483.0	471.5	454.5	443.3
Other	92.8	94.9	68.4	118.1	114.3

Total Imports	5,057.6	5,326.4	6,439.4	6,331.1	6,218.6

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.
(3)	Preliminary.

Source: Statistical Institute of Jamaica.

Trading Partners

The United States of America, Canada, the Netherlands, the United Kingdom and Slovenia were Jamaica’s main trading partners for exports in 2013. The main trading partners for imports in 2013 were the United States of America, Canada, Venezuela and Trinidad and Tobago.

The following tables show the direction of trade excluding the Jamaica Free Zone for the five years ended December 31, 2013:

Exports (f.o.b.) by Destination

	2009(1)	2010(1)	2011(1)	2012(1)	2013(2)
	(in millions of US$)

NAFTA	784.6	826.6	1,103.9	963.0	991.1

of which USA	648.1	659.7	836.6	837.5	766.7
of which Canada	131.6	164.9	263.4	122.6	221.8
European Union	233.1	173.0	266.0	347.4	285.2
of which UK	129.6	83.9	111.7	45.0	81.8
CARICOM	66.4	65.5	68.0	83.2	67.4
Japan	37.3	15.8	13.7	10.7	12.4
Other countries	198.0	254.8	170.8	324.0	203.8

Total	1,319.4	1,335.7	1,622.4	1,728.4	1,559.9

(1)	Revised.
(2)	Preliminary.

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	2009(2)	2010(2)	2011(2)	2012(3)	2013
	(in millions of US$)

NAFTA	2,072.4	2,002.9	2,578.7	2,513.5	2,462.8
of which USA	1,850.3	1,831.0	2,180.2	2,149.5	2,087.8
of which Canada	106.6	91.7	117.3	101.0	100.7
European Union	369.5	354.8	441.6	377.6	365.8
of which UK	79.7	82.4	96.3	85.2	68.1
CARICOM	737.7	868.4	1,025.2	893.9	948.1
Japan	118.5	121.0	149.7	206.7	180.4
Other countries	1,759.5	1,979.3	2,419.6	2,339.4	2,261.5

Total	5,057.6	5,326.4	6,614.8	6,331.1	6,218.6

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.
(3)	Preliminary.

Source: Statistical Institute of Jamaica.

INTERNATIONAL RESERVES

Net international reserves of the Bank of Jamaica declined to US$1,047.8 million as at December 31, 2013, from US$1,125.6 million as at December 31, 2012. Gross international reserves as at December 31, 2013 were US$1,817.6 million, or approximately 12.8 weeks of goods and services imports. The decline in the international reserves during 2013 was partly attributable to the insufficiency of inflows to finance the current account deficit.

As of March 31, 2014, net international reserves of the Bank of Jamaica were US$1,303.6 million, with gross international reserves at US$2,048.6 million or approximately 14.4 weeks of goods and services imports.

The following table shows the Bank of Jamaica’s international reserves for the period December 31, 2009 to December 31, 2013 and as at March 31, 2014:

International Reserves

	2009	2010	2011	2012	2013	March 31, 2014
	(in millions of US$)

Supplementary Fund	259.2	154.1	155.3	157.0	158.3	158.6
Special Drawing Rights	329.0	335.8	330.4	380.3	295.3	294.6
Other Reserves	1,170.6	2,489.3	2,334.7	1,443.5	1,384.6	1,607.6
Gross International Reserves	1,751.9	2,979.2	2,820.4	1,980.8	1,817.6	2,048.6
Total Foreign Liabilities	22.5	807.8	854.3	855.2	769.7	745.0
Net International Reserves	1,729.4	2,171.4	1,966.1	1,125.6	1,047.8	1,303.6
Gross Reserves in Weeks of Merchandise Imports	18.9	32.3	25.5	17.8	17.3	19.5
Gross Reserves in Weeks of Goods & Services Imports	13.2	23.5	19.2	13.3	12.8	14.4

Source: Bank of Jamaica.

Exchange Rates

As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow foreign currency. Non-residents are also permitted to invest and borrow both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments. In addition, an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaica dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target.

During 2013, the Jamaica dollar gradually depreciated against the US dollar, with the JA/US dollar exchange rate rising from J$92.98 per US$1.00 at December 31, 2012, to J$106.38 per US$1.00 at December 31, 2013, a depreciation of 14.4%. Total purchases and sales reported by authorized foreign currency traders declined to US$8,512.6 million and US$8,657.8 million respectively in 2013, from US$10,181.0 million and US$10,278.8 million, respectively, in 2012. During 2013, the Bank of Jamaica reduced the frequency of intervention in the sales to the market, which resulted in net foreign currency purchases of US$345.8 million, compared to net foreign currency sales of US$506.3 million for 2012.

The official exchange rate as at March 31, 2014 was J$109.57 per US$1.00, representing a depreciation of 3.0% for the first three months of 2014 The accelerated pace of depreciation, relative to the calendar year ended December 31, 2013, largely reflected the concentration within a few financial entities and institutions that were hedging against further depreciation of the exchange rate.

The Federal Reserve Bank of New York does not report a noon buying rate for the JA Dollar. The official exchange rate published by the Bank of Jamaica for US dollars on May 28, 2014 was J$111.26 per US$1.00. See “Exchange Rates.”

PUBLIC FINANCE

The Public Sector Budget

The Government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of Central Government and state-owned enterprises are now referred to as the Overall public sector.

Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution and the Fiscal Responsibility Framework, the Minister of Finance and Planning is responsible for preparing estimates of revenue and expenditure and submitting those estimates to Parliament as early as possible but within four months after the beginning of the fiscal year to which they relate. In addition, the Minister of Finance and Planning must present a Fiscal Policy Paper, detailing multi-year budgets and targets and the fiscal strategy being pursued to achieve these targets. The Ministry of Finance and Planning, in conjunction with other ministries, departments, and agencies, prepares multi-year draft budgets, which must be approved by the Cabinet prior to its submission to Parliament. Final approval by Parliament is usually granted by May of the relevant fiscal year. Under the aegis of the enhanced fiscal rules which were legislated in March 2014, Parliament will be required to approve the budget prior to the start of the fiscal year to which the budget relates, that is, no later than March 31, beginning with the FY 2015/16 Budget.

The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to operating expenditure of the Central Government, while capital expenditure refers to the Central Government’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

Jamaica’s significant indebtedness has impacted the ability of the Government to use revenue to increase its spending in education, healthcare, and infrastructure and the Government has supplemented that spending and utilized bilateral (project) funding flows to meet the demands of these sectors. Fiscal space has been limited as debt payments must be made before funds are available to Jamaica for other policies and programs. The allocations from revenues to education, healthcare, and national security have been mainly to cover the operating costs of these ministries/sectors. The capital budgets of these ministries, however, have been supplemented by bilateral (project) funding. These funds are used to build and maintain schools, maintain hospital equipment and buildings in the health sector, and make infrastructural improvements. For example, the Jamaica Development Infrastructure Program (JDIP) was implemented to improve the road network throughout the island.

The following table shows Jamaica’s fiscal results for FY 2009/10 through FY 2013/14 and the FY 2014/15 fiscal budget:

Government Revenue and Expenditure

	2009/10	2010/11	2011/12	2012/13	2013/2014	Budget 2014/15(7)
	(in millions of J$)

Revenue and Grants	300,200.1	316,041.4	322,149.8	344,677.7	396,979.5	427,888.5
Tax Revenue	265,860.2	279,874.2	289,882.2	319,764.9	343,836.0	384,286.0
Income and Profits	118,295.6	105,118.7	106,422.8	115,877.1	112,647.9	123,710.7
Production and Consumption	70,996.7	78,571.4	84,628.9	96,459.9	115,212.1	129,734.9
Of which GCT (local)	41,452.1	46,389.9	47,973.2	50,897.1	61,264.9	70,663.7
International Trade	74,485.7	94,144.0	96,511.6	105,305.7	113,891.8	128,506.9
Non-Tax Revenue(1)	21,245.5	20,473.9	16,709.2	18,765.1	41,047.1	34,186.4
Bauxite Levy	1,588.9	421.1	1,524.5	1,163.7	1,009.5	17.9
Capital Revenue(2)	5,208.8	5,147.4	10,585.1	1,015.8	658.3	753.3
Grants	6,296.7	10,124.8	3,448.8	3,968.3	10,428.6	8,644.9
Expenditure	421,458.5	388,768.0	403,122.2	399,278.9	395,241.7	439,282.6
Recurrent Expenditure(3)	387,044.2	333,173.8	349,891.3	361,521.0	358,252.8	404,654.5
Programs	72,042.2	76,917.9	89,699.4	87,201.5	91,971.7	110,281.1
Wages and Salaries	126,286.4	127,901.3	139,556.9	147,381.8	156,361.6	161,704.3
Back pay(4)	4,656.8	3,339.3	3,524.3	9,602.9	12,516.2	8,545.7
Interest	188,715.6	128,354.7	120,635.0	126,937.7	109,919.5	132,669.1
Domestic	144,869.1	88,049.5	81,547.9	87,729.1	68,728.9	81,242.6
Foreign	43,846.5	40,305.2	39,087.1	39,208.6	41,190.6	51,426.5
Capital Expenditure(5)	34,414.3	55,594.1	53,230.9	37,757.9	36,988.9	34,628.1
IMF	0.0	0.0	0.0	0.0	0.0	0.0
Unallocated	0.0	0.0	0.0	0.0	0.0	0.0
Fiscal Surplus (Deficit)	(121,258.4)	(72,726.6)	(80,972.4)	(54,601.1)	1,737.7	(11,394.1)
Loan Receipts	299,599.6	212,968.9	163,520.5	144,347.1	93,527.4	110,894.5
External	50,818.1	90,490.2	20,768.1	10,276.9	53,407.7	54,613.9
Domestic	248,781.5	122,478.7	142,752.5	134,070.2	40,119.8	56,280.6
Amortization	169,514.0	102,157.5	128,373.2	88,329.8	106,640.2	100,775.3
External	25,533.1	22,764.0	60,553.0	51,235.0	30,036.0	76,540.6
Domestic	143,980.9	79,393.5	67,820.2	37,094.8	76,604.2	24,234.7
Primary Surplus (Deficit)	67,457.2	55,628.1	39,662.6	72,336.5	111,657.2	121,275.0
Overall Surplus (Deficit)	8,827.2	38,084.9	(45,825.0)	1,416.2	(11,375.0)	(1,274.9)
GDP(6)	1,090,648.6	1,172,409.8	1,260,013.9	1,336,347.8	1,475,400.0	1,617,000.0

(1)	Non-tax revenue includes user fees, dividends from government owned entities and interest revenue.
(2)	Capital revenue includes royalties and loan repayments.
(3)	Recurrent expenditure refers to the Government’s day-to-day operational expenses.
(4)	Back pay represents payments, in any given year, of wages/salaries and allowances due for previous fiscal years.
(5)	Capital expenditure refers to Jamaica’s investment for the fiscal year.
(6)	GDP is calculated on a calendar year basis. Therefore, the number presented represents an estimate of GDP for the fiscal year. The gross domestic product series was revised in 2003 and subsequently revised again in 2008. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition the base year has been changed from 1986 to 1996.
(7)	The figures provided in this column represent the 2014/15 Budget.

Source: Ministry of Finance and Planning and the Planning Institute of Jamaica.

Revenue and Expenditure for FY 2013/14

Jamaica posted a fiscal surplus in FY 2013/14 of J$1.7 billion or 0.1% of GDP. This followed fiscal deficits in FY 2012/13 of J$54.6 billion or 4.1% of GDP, and in FY 2011/2012 of J$81.0 billion or 6.4% of GDP. Deficits in previous years were due mainly to lower revenue yields due to the contraction in the economy, influenced by the global economic recession, as well as higher wages and salaries and interest costs incurred partly as a result of government intervention in the financial sector in the mid-1990s, which subsequently inflated central government debt stock. The improved fiscal surplus in 2013 was influenced largely by reductions in expenditure, including lower interest payments arising from the National Debt Exchange (NDX), and the wage restraint agreements signed with the unions representing public sector workers. Recent revenue enhancement measures also contributed to the reduction in the fiscal deficit. The 0.1% of GDP surplus recorded in FY 2013/14 was better than the 0.5% deficit originally targeted. The improvement in the fiscal balance in FY 2013/14 was mainly due to the lower than budgeted interest and capital expenditure that outweighed the shortfall in revenue and grants. Jamaica has maintained relatively high primary surpluses over the last five years, despite the reductions in FY 2011/12. The fiscal operations recorded primary surpluses of 7.5% of GDP in FY 2013/14, 5.4% of GDP in FY 2012/13, and 3.1% of GDP in FY2011/12.

The primary surplus for FY 2013/14 amounted to J$111.7 billion, compared to the target of J$111.5 billion. This performance relative to the target was largely influenced by the reduction in expenditures in response to revenue shortfalls. Overall, revenue and grants were J$370.0 billion, or 2.5% below target for FY 2013/14. Compared to FY 2012/13, revenue and grants increased by J$52.3 billion or 15.2%.

The operations of the overall public sector recorded deficits of 0.4% in FY 2013/14, 4.5% in FY 2012/13, 6.4% in FY 2011/12, and the budgeted fiscal deficit for FY 2014/15 is 0.7%.

Revenue and Grants

Total revenue and grants for the Central Government for FY 2013/14 were J$397.1 billion, or 26.9% of GDP. This represented an increase of 15.2% over total revenue and grants collected in FY 2012/13. Collections in FY 2013/14, however, were 2.5% below expected levels. This below-target performance of revenue and grants was impacted mainly by faster than expected decline in imports, which negatively affected international trade taxes, and significantly lower than expected collections from administrative and compliance activities. Tax revenue for FY 2013/14 increased by 7.5% along with non-tax revenue, which increased by 118.7% when compared to FY 2012/13. The grants received in FY 2013/14 totaled J$10.4 billion, 10.7% above budget, due mainly to receipt of unprogrammed budget support inflows from the European Union.

Expenditures

Total expenditure (excluding amortization) for FY 2013/14 was J$395.2 billion, or 26.8% of GDP. This represented a 1.0% decrease from FY 2012/13 and was a reduction of J$20.0 billion, or 4.8% below budget. Recurrent expenditure totaled J$358.3 billion in FY 2013/14, representing 90.6% of total expenditure, with capital expenditure representing 9.4% of total expenditure. Recurrent expenditure was J$12.2 billion, or 3.3%, lower than budgeted, mainly as a result of lower interest payments, particularly on the domestic debt stock.

The largest component of recurrent expenditure was wages and salaries, which represented 39.6% of total expenditure (less amortization) in FY 2013/14 compared to 34.6% of total expenditure in FY 2012/13. Interest costs represented 27.8% of total expenditure in FY 2013/14, 31.8% of total expenditure in FY 2012/13, and 29.9% of total expenditure in FY2011/12. Interest expenditure consumed 26.9% of total revenue and grants in FY 2013/14, compared to 36.8% in FY 2012/13 and 37.4%, in FY 2011/12.

Expenditure on wages and salaries in FY 2013/14 increased to J$156.4 billion, or 6.1%, compared to J$147.4 billion in FY 2012/13, due primarily to a one-off payment of J$25,000.00 to most public sector workers as part of the March 2013 agreement with the unions representing public sector workers; the implementation of the first phase of a health sector reclassification exercise; the payment of performance increments; and the payment of new rates and arrears for previous outstanding settlements to certain government employed workers.

Interest costs of J$109.9 billion were J$9.7 billion below budget, and included domestic interest costs of J$68.7 billion and foreign interest payments of J$41.2 billion, which were J$6.8 billion and J$2.9 billion, or 9.0% and 6.5%, below budget, respectively.

Even though revenue and grants were lower than budgeted, spending was also lower than anticipated, resulting in a fiscal surplus for FY 2013/14 of J$1.7 billion, or 0.1% of GDP, which represented a 103% reduction in the deficit relative to FY 2012/13 which stood at J$54.6 billion, or 4.1% of the GDP.

FY 2014/15 Budget

The Government’s target for FY 2014/15 is a primary surplus of 7.5% of GDP, equivalent to J$121.3 billion, and a fiscal deficit of 0.7% of GDP, equivalent to J$11.4 billion. Revenue and grant inflows are projected at J$427.9 billion with expenditure at J$439.3 billion.

The FY 2014/15 budget remains consistent with Jamaica’s overall economic program, which seeks to promote sustainable economic growth and fiscal and debt sustainability while protecting the most vulnerable social groups.

Revenue and Grants

The revenue and grants projection for FY 2014/15 represents 26.5% of the projected GDP, a decrease of 0.4 percentage points below the 26.9% in FY 2013/14. Tax revenue of J$384.3 billion is estimated to account for 89.8% of total revenue and grants, up from 86.6% in FY 2013/14.

Tax revenue is budgeted to increase by 11.8%, or J$40.5 billion, over collections in FY 2013/14.

Expenditures

Expenditure (less amortization) is budgeted to increase by 11.1% over FY 2013/14 due to higher recurrent expenditure. The FY 2014/15 expenditure budget is projected to be J$439.3 billion, comprised of J$404.7 billion for recurrent expenditure and J$34.6 billion for spending on capital projects. Of the recurrent budget, J$110.3 billion is allocated to recurrent programs, J$161.7 billion is allocated to wages and salaries and J$132.7 billion is allocated to interest payments.

In the medium-term, the Government is targeting a primary surplus of 7.5% of GDP as well as a fiscal surplus of 0.2% of GDP in FY 2015/16. The contribution of expenditure towards the achievement of these targets is embodied in the FY 2014/15 expenditure profile, with total expenditure, net of appropriations-in-aid, of J$540.1 billion. This is comprised of expenditure of J$439.3 billion and debt amortization payments of J$100.8 billion. Consistent with previous years, debt-servicing is projected to be J$233.4 billion and accounts for the largest portion of the overall budget at 43.2%, followed by education services at J$80.4 billion or 14.9%, national security services at J$50.4 billion or 9.3%, and health services at J$36.9 billion or 6.8%.

Total debt servicing for FY 2014/15 is projected at J$233.4 billion, or 43.2% of the net budget. This compares to FY 2013/14 revised estimates of J$216.6 billion, or 43.1% of the net budget.

As tabled in Parliament on April 3, 2014, projected debt service for FY 2014/15 shows an increase of J$16.8 billion, or 3.0% of the net budget, when compared to the FY 2013/14 revised estimates, which is mainly due to the effects of depreciation in the value of the Jamaica dollar, higher domestic interest rates, provision for liability management and increased provision on guaranteed loans. See “Public Sector Indebtedness—Comprehensive Debt Management—National Debt Exchange.”

The Government’s borrowing requirement for FY 2014/15 amounts to J$110.9 billion. This amount is required to finance the deficit of J$11.4 billion and cover amortization payments of J$100.7 billion, leaving an overall deficit of J$1.2 billion. The overall deficit will be financed by the use of cash balances from the previous fiscal year.

The expenditure on wages and salaries is budgeted to increase by 3.4% in FY 2014/15. This increase is due primarily to commencement of new rates for reclassified health sector workers, fire brigade and correctional officers, the provision of a J$2.8 billion one-off payment to each public officer under the 2012/2015 Heads of Agreements signed with unions in March 2013, as well as the 2.5% performance incentive payment.

Wage Developments

Due to the economic conditions prevalent at the time, the scheduled 7% pay increase for public sector workers due April 2009 was not implemented. The Government recognized and implemented the 7% wage increase effective as of April 2011 and payment commenced in September 2011. The balance of the increased payment not recognized in 2009 (from May 2009 to August 2009) was paid in December 2011. A one-off payment equivalent to two years of the 7% increase (FY 2009/10 and FY 2010/11) are being discharged over the medium-term, with two payments having been made in FY 2012/13 and FY 2013/14 respectively, and one payment scheduled to be made in FY 2014/15.

In March 2013, the Government concluded and signed agreements with unions representing 82% of public sector workers. These agreements exceeded the 70% threshold for the minimum worker representation agreeing to sign to the MOU, established as a prior action deliverable for the IMF EFF. The parties to the agreement committed to, among other things, no increase in wage rates for the period 2012–2015. However, the agreements include a one-off payment of J$25,000.00 per annum, to be paid in August 2013, 2014 and 2015, to all employees in the central and local government and public bodies. The annual cost of this agreement for the Government is estimated at J$2.8 billion, or 0.2% of GDP. The wage restraint policy and associated agreements with unions will contribute toward the Government meeting the 9% of GDP wage ceiling by March 2016, as well as wage per GDP targets of 10.6% and 9.7% of GDP for FY 2013/14 and FY 2014/15, respectively.

Taxes and Tax Reform

History

Since independence, the Jamaican tax system has been dependent on a multiplicity of indirect taxes including on international trade and an income tax system with different marginal tax rates and several deductible allowances. Jamaica has engaged in major tax reform in the mid 1980’s as well as the 1990’s. In 2004, a comprehensive study of Jamaica’s tax system by a university found that the system, while it had a sound basic structure, had major problems. Since 2004, the Government has sought to address some of the issues identified in the study, including improving reducing indirect taxes through increasing the general consumption tax (GCT) and enhancing the effectiveness of tax administration.

During 2009, 2010 and 2011, the Government introduced additional tax measures aimed at increasing revenue as a percentage of GDP. Following a Green Paper on Tax Reform issued by the Ministry of Finance in May 2011, a White Paper on Tax Reform 2012 was issued on November 15, 2012. The Green Paper and White Paper on Tax Reform focused on several areas to be reformed over a three-year period. These reforms included, among others, the following: removing basic food from the tax system; reducing the statutory corporate income tax rate to be competitive with regional and international competitors; imposing withholding tax on dividends; overhauling capital allowances regime; preventing tax delinquents from benefiting from tax incentives and tax credits for research and development; limiting capital gains tax in lieu of a reduced transfer tax; and enhancing tax administration to increase tax recovery.

FY 2013/14

As part of the MOU with the IMF, the Government committed to tax reforms that strengthen tax administration and significantly cutback the system of tax incentives exemptions and zero rates. The tax reform is meant to be targeted to significantly broaden the tax base, simplify the tax system, reduce economic distortions in the system and allow for a phased reduction in tax rates to a competitive level.

A number of tax measures consistent with the reform process were implemented for FY 2013/14, which included the following:

•	Reducing the standard rate of General Consumption Tax (GCT) from 17.5% to 16.5%

•	Partially widening the GCT base

•	Amendment to the GCT regime as it relates to electricity

The reduction in GCT was consistent with the Government’s commitment to tax reform and reducing the rate applicable to taxable goods and services. The GCT based was partially widened in an effort to broaden the tax base and reduce administrative issues. This was accomplished by reducing the list of items for exempt and 0% GCT. A small number of basic foods and other critical items were retained because of their social sensitivity or significance to consumption by the most vulnerable. For electricity, GCT payable by residential customers was removed and the standard rate of 16.5% was levied on commercial entities and businesses.

Additionally, the Government reduced the statutory CIT rate to be consistent with the standard Personal Income Tax Rate, so as to match international benchmarks. The CIT was modified as follows:

•	The 33.33% rate was retained for the regulated companies, including those regulated by the Financial Services Commission (FSC), Office of Utilities Regulation (OUR), Bank of Jamaica and the Ministry of Finance and Planning.

•	The rate was reduced to 25% from 33.33% for unregulated companies.

There was no adjustment to rates applicable to building societies or life assurance companies. The reduction of the statutory CIT rate occurred in the context of the partial widening of the GCT base and an anticipation of enhanced compliance in the payment of CIT and other business taxes.

The asset tax for financial institutions and security dealers regulated by the FSC and Bank of Jamaica was modified to tax 0.14% of total assets of these financial institutions. The tax regime for non-financial institutions was also modified. An annual asset tax was implemented based on the asset value of these companies.

In keeping with equity and to ensure compliance with our trading partners, an adjustment was made to the termination fee structure that relates to mobile-to-mobile and mobile-to-land termination. OUR implemented the following fee structure:

•	J$0.05 per minute on all calls originating and terminating on a fixed network in Jamaica

•	J$0.40 per minute on all other calls (domestic and international) originating in Jamaica; and

•	US$0.075 per minute on all international calls for termination to the mobile network.

Calls to emergency and special services are among a number of limited exceptions.

The tax free expenses of transportation and commissions were removed from the computation of output tax, which prevents operators in the tourism industry from claiming transportation and commission as a tax free expense when computing the output tax. The 10% GCT rate for the sector was retained. A Hotel Occupancy Room Rate Tax was also implemented, which ranges from US$2.00 to US$ 12.00 per night based on the number of rooms and size of the hotel.

On November 15, 2013, the Government adopted the Fiscal Incentives (Miscellaneous Provisions) Act 2013 and the Income Tax Relief (Large Scale Projects and Pioneer Industries Act) Act 2013:

•	The Fiscal Incentives (Miscellaneous Provisions) Bill (FIB), and the tax law amendments arising out of it, eliminate existing sector-based incentive programs, provide generalized incentives for employment and capital investments, introduce a rule-based and non-discretionary tax system and encourage tax compliance. This included the repeal of a number of incentive legislations. The FIB also includes the simplification of the capital allowance regime under the Income Tax Act and the introduction of an employment tax credit for unregulated companies based on the statutory contributions paid onetime of up to 30% of the income tax payable from trading income. Furthermore, net loss carry forwards have been restricted to 50% of chargeable income for any year of assessment, except for the first 5 years of a new businesses and entities with gross income of J$3 million or less.

•	The Income Tax Relief (Large-Scale Projects & Pioneer Industries) Bill provides a mechanism through which additional income tax incentives can be offered if the Minister of Finance designates a project as a large-scale project or an economic activity in a pioneer industry.

On December 6, 2013, the Government enacted the Customs Tariff (Revision) (Amendment) Resolution and the Stamp Duty (Amendment of Schedule) Order, amending the Customs and Stamp Duty Act, respectively. The new regime reduces customs duty for many higher rate categories, such as jewelry and auto parts and provides a non-discretionary “productive inputs reliefs” for customs duty on items that are part of local production. There is a similar arrangement for some relief from additional stamp duty. These reforms are aimed at reducing the cost of doing business in Jamaica.

FY 2014/15

New tax measures that have been introduced for the 2014/15 fiscal year include, among others, the following:

•	A withholding tax of 15% on insurance premiums paid by certain Jamaican residents to non-residents.

•	The Asset Tax rate applicable to regulated companies, excluding Life Insurance companies, will increase from 0.14% to 0.25% of the value of the assets.

•	The imposition of General Consumption Tax on the second sale of motor vehicles was increased from 8 to 10 years.

•	The Asset Tax rate for life insurance companies was increased from 0.14% to 1.0% for a period not exceeding one year.

•	Standardization of Special Consumption Tax (SCT) rate on alcohol of J$1,120 per liter of pure alcohol for all categories, including the tourism sector.

Intervention and Divestment

Jamaica’s intervention in the financial sector in 1997, through FINSAC, was undertaken to rehabilitate financial institutions with liquidity and solvency problems and to protect depositors. This intervention resulted in the protection of 1.5 million deposit accounts with a value of J$68.7 billion and 569,000 individual insurance policies with a total face value of J$174.4 billion. FINSAC’s intervention also provided protection to 55,000 beneficiaries of private pension funds, which had a total value of J$19.0 billion.

The types of assistance FINSAC has provided include the assumption of deposit and other liabilities, the provision of liquidity support, the purchase of ordinary and preference shares, the acquisition of under-performing assets and the provision of subordinated loans. In exchange for such assistance, FINSAC has acquired a combination of equity, board seats and the assets in numerous financial institutions and their related companies. FINSAC’s activities in the banking sector also involved the merger of several financial institutions under its control to create Union Bank of Jamaica Limited, which was subsequently sold in March 2001 for J$1.6 billion.

FINSAC financed its operations through the issuance of government-guaranteed securities. A portion of these securities was repaid with the first installment of the proceeds of loans from the IADB, the CDB and World Bank and an additional portion was repaid with the proceeds of the divestment of approximately J$11.7 billion in assets and property, including many major Jamaican banks, insurance companies, hotels and other businesses. As at April 1, 2001, the remaining J$79.3 billion in government-guaranteed securities issued by FINSAC were assumed by Jamaica as direct obligations.

As a result of the FINSAC intervention, FINSAC assumed investments in various financial institutions, non-performing loan portfolios and other financial assets, the great majority of which it has divested to the private sector. FINSAC aggressively marketed its non-performing loan portfolio, which resulted in its sale by the end of 2002. In addition, in 2002 FINSAC sold its shareholdings in two of the largest financial institutions that had been in need of intervention and rehabilitation—the National Commercial Bank (the largest commercial bank in Jamaica at that time) and Life of Jamaica (a major insurance company in Jamaica).

Proceeds from these sales have been used to reduce FINSAC liabilities and, consequently, the public sector debt associated with the rehabilitation of the financial sector.

With the fulfillment of FINSAC’s responsibilities of intervening and rehabilitating institutions and subsequently disposing of its majority equity stakes in intervened institutions, the Jamaican Government scaled down the operations of FINSAC as at July 2003. The management of Jamaica’s minority stakes in institutions in which FINSAC intervened as well as the responsibility of completing the legal procedures required to formally close down institutions that have already ceased operations have been assumed by Financial Institutions Services.

During FY 2013/14, the FIS continued with the winding up of residual activities on behalf of FINSAC, including selling remaining properties and other sundry assets under its control.

PUBLIC SECTOR INDEBTEDNESS

General

Under Section 116 of the Jamaican Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance—The Public Sector Budget.” These statutory charges are paid without any requirement of Parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and Planning overall responsibility for the management of Jamaica’s public debt. The Loan Act limits the amount of funds that may be borrowed. In 2009, the Jamaican Parliament passed legislation increasing the amount of funds that Jamaica may borrow. In November 2012, the House of Parliament approved the Public Debt Management Act, 2012, to make provision for the better management of the public debt. The legislation repealed the Loan Act of 1964 and several enactments related to the incurrence of debt by the Government and other connected matters. The Public Debt Management Act provides for the circumstances under which the Minister of Finance may borrow money, including to finance fiscal deficits, refinance any maturing or outstanding public debt and finance prepayments. The borrowing limits under the Public Debt Management Act are subject to the Financial Administration and Audit Act, as amended, which provides that the Minister of Finance may take any measure to, among others, reduce the fiscal balance to nil and reduce the total debt of Jamaica to 60% of GDP by the end of the financial year ended March 31, 2026. The above-mentioned targets may be exceeded under limited circumstances including parliamentary approval allowing suspension of the fiscal rules for a specified period during the occurrence of major adverse shocks such as natural disasters or a severe economic contraction.

Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

At March 31, 2014, Jamaica’s domestic debt was approximately J$1,024.5 billion, which excludes government-guaranteed securities. At December 31, 2013, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$1,054.2 billion, an increase of 5.9% when compared to the domestic debt level at December 31, 2012. Jamaica has incurred domestic debt primarily to provide budgetary financing.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At March 31, 2014, the extent of these internal guarantees was approximately J$35.8 billion.

Currently, Jamaica’s domestic debt consists mainly of Benchmark Investment Notes, following the Jamaica Debt Exchange and National Debt Exchange Initiatives (see below), which saw an exchange of some of the previously issued debt instruments (Local Registered Stocks and Debentures). At December 31, 2013, 5.9% of the outstanding domestic debt was scheduled to mature within one year, 26.0% between one and five years and the remaining 68.1% after five years. The interest rate composition of the domestic debt at December 31, 2013, was 67.9% contracted on a fixed rate basis, while 32.0% was contracted on a floating interest rate basis and 0.1% was non-interest bearing.

At March 31, 2014, 0.8% of Jamaica’s domestic debt was scheduled to mature in one year, 29.2% in five years and the remaining 70.0% after five years. At March 31, 2014, approximately 33.0% of the domestic debt was on a floating rate basis and 67.0% on a fixed rate basis. Of the total debt at March 31, 2014, 21.5% was denominated in foreign currency (US$) and 78.5% was J$-denominated.

At December 31, 2013, Jamaica had J$917.2 billion of domestic bonds and securities outstanding, representing 87.0% of total domestic debt. This represented a J$30.4 billion, or 3.4% increase over the level outstanding at December 31, 2012. The remaining J$137.0 billion, or 13.0%, is comprised of loans and Treasury bills.

The outstanding stock of Treasury bills at December 31, 2013, was J$4 billion, representing 0.4% of total domestic debt. Treasury bills are auctioned on a multiple-price basis.

Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency-denominated bonds that are issued in Jamaica are classified as domestic debt. Of the total domestic debt at December 31, 2013, 23.2% was denominated in foreign currency (US$ and Euro). A total of J$244.9 billion, or 23.2%, of the domestic debt was US dollar-denominated, while the remaining J$809.2 billion, or 76.8%, was J$-denominated.

The following table shows domestic debt by instrument type for the five years as at December 31, 2013, and as at March 31, 2014:

Domestic Debt by Instrument Type

	2009	2010	2011	2012	2013	March 31, 2014
	(in millions of J$)

Securities
Treasury Bills	3,813.4	4,000.0	4,000.0	4,000.0	4,000.0	4,000.0
Local Registered Stocks	180,573.5	—	—	—	—	—
J$ Benchmark Notes(1)	—	659,066.8	741,015.6	773,786.3	761,731.2	756,113.9

Total	184,387.0	663,066.8	745,015.6	777,786.3	765,731.2	760,113.9

Bonds
Investment Debenture	449,364.9	—	—	—	—	—
Land	352.6	331.1	200.1	—	—	—
US$ Denominated	83,733.2	108,813.2	108,116.4	186,469.3	244,943.4	220,584.4
US$ Indexed	30,134.8	—	—	—	—	—
CPI Indexed Bonds (1)	—	23,191.2	24,921.7	26,734.7	39,884. 6	40,343.5

Total	563,585.5	132,335.5	133,238.2	213,203.941	284,827.9	260,927.9

Loans
Commercial Banks	5,448.9	4,456.2	3,870.6	3,304.00	2,793.00	2,705.50
Other (including Public Sector)	593.7	105.7	1,048.2	936.6	821.9	767.8

Total	6,042.6	4,561.9	5,134.8	4,240.6	3,614.9	3,474.3

Total	754,015.1	799,964.2	883,388.6	995,230.9	1,054,174.044	1,024,515.1

(1)	These instruments were issued as part of JDX. See “—The Jamaica Debt Exchange.”

Source: Ministry of Finance and Planning.

The following table shows the amortization schedule for domestic debt outstanding as at March 31, 2014:

Domestic Debt Amortization Schedule

as at March 31, 2014

	2014(1)	2015	2016	2017	2018
	(in millions of J$)

Bonds(2)	272.4	4,732.4	67,903.0	78,857.3	59,991.5
Loans	3,368.0	4,786.7	4,713.8	7,367.3	8,275.8

Total	3,640.4	9,519.1	72,616.8	86,224.6	68,267.2

(1)	Projections from April 1, 2014 to December 31, 2014.
(2)	Includes securities.

Source: Ministry of Finance and Planning.

The following table shows the interest schedule for domestic debt outstanding as at March 31, 2014:

Central Government Domestic Debt Interest Schedule

as at March 31, 2014

	2014(1)	2015	2016	2017	2018
	(in millions of J$)

Bonds(1)	52,205.7	69,075.6	66,969.3	61,520.3	57,418.8
Loans	2,622.6	3,335.5	3,202.7	3,021.4	2,717.9

Total	54,828.3	72,411.1	70,172.0	64,541.7	60,136.7

(1)	Includes securities.

Source: Ministry of Finance and Planning.

The following table shows the maturity structure of domestic debt outstanding as at March 31, 2014:

Domestic Debt Maturity Structure

as at March 31, 2014

	Less than 1 year	1–5 years(1)	5–10 years(1)	10 years & over (2)	Total
	(in millions of J$)
J$ Benchmark Notes	4,285.8	254,455.6	185,012.3	352,703.8	796,457.5
US$-Denominated Notes & Loans	—	42331.6	74,919.0	103,333.8	220,584.4
Treasury Bills	4,000.0	—	—	—	4,000.0
Commercial Bank & Public Sector Entity Loans	168.0	2,602.3	702.9	—	3,473.2
Land Bonds	—	—	—	—	—
Euro-Denominated Bonds	—	—	—	—	—
Other	—	—	—	0.15	0.2

Total	8,453.8	299,389.5	260,634.2	456,037.7	1,024,515.2

(1)	Medium-Term debt.
(2)	Long-Term debt.

Source: Ministry of Finance and Planning.

The following table shows the interest rate composition of domestic debt outstanding as at March 31, 2014:

Domestic Debt Interest Rate Composition

as at March 31, 2014

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)

Variable Rate Debt	337,714.8	33.0
Fixed Rate Debt	686,047.3	67.0
Non Interest-Bearing Debt	753.1	0.1

Total Debt	1,024,515.2	100.0

Source: Ministry of Finance and Planning.

Comprehensive Debt Management

The Jamaica Debt Exchange

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program, marketed as the JDX. The main characteristics were a par-for-par exchange offer with “no haircuts,” voluntary exchange of approximately J$701.5 billion in market-issued domestic debt, voluntary exchange of short-dated, high-yielding interest bearing securities for longer-dated securities with significantly lower yields, the introduction of new benchmark securities, an extension of the maturity profile of the domestic debt portfolio in order to lower refinancing risks, achievement of substantial cost savings, the issue of an appropriate mix of fixed, variable and US$ securities and the introduction of new CPI-Indexed Investment Bonds.

The results of the JDX revealed an overall participation rate of approximately 99.2% with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

The immediate benefits of the JDX were the realignment of the domestic debt portfolio, which saw a significant reduction in maturities over the next three years; substantial cost savings through the reduction in the projected interest cost for FY 2010/11 of J$17.1 billion (i.e., US$190.7 million or 15.2% of interest cost); extension of amortization equal to J$148.6 billion (or US$1.7 billion) in FY 2010/11; the creation of 25 new benchmark bonds in exchange for over 350 smaller and illiquid bonds; the removal of US Dollar Indexed Bonds and the introduction of new CPI-Indexed Bonds into the domestic portfolio; and an increase in the fixed rate component of the domestic debt portfolio. Occurring simultaneously with the JDX was the passing into law of the Government Securities Dematerialization Act, which allows domestic securities to be issued in a dematerialized format in the Central Securities Depository operated by the Bank of Jamaica.

The National Debt Exchange

Three years after the historic Jamaica Debt Exchange in February 2010, the Government of Jamaica executed a second domestic debt exchange to further realign the portfolio through the extension of maturities and reduction of interest rates. The debt exchange became necessary to address the growing refinancing risk in the one- to three-year period that had again become inherent in the domestic portfolio. It was also one of the actions needed in order for Jamaica to secure an EFF with the IMF.

The Exchange, which was marketed as the NDX, was launched on February 12, 2013, and settled on February 22, 2013. The main features were a voluntary par-for-par exchange for all bonds except the new Fixed Rate Accreting Note (FRAN) offer, which had an exchange ratio of 0.8:1. The new FRAN offer is one where investors are issued principal value of J$80.00 in new notes for every J$100.00 of principal value of Old Notes exchanged. The principal accretes from J$80.00, beginning August 15, 2015, to J$100.00 by the maturity date on August 15, 2028. The introduction of the FRAN was specifically targeted at public bodies and long term investors, such as pension funds.

In addition, the NDX replaced 25 eligible JA and US dollar-denominated benchmark bonds with a nominal value of J$852.5 billion with 22 new benchmark bonds with extended maturities and significantly reduced yields. The NDX had a participation rate of just under 99.0%, translating to a nominal amount of J$841.5 billion tendered for exchange.

The main benefits of the NDX were (1) a reduction in weighted average costs through reduced margins on CPI and variable rate bonds on average by 0.975%, a reduced coupon on locally-issued US$-denominated notes by, on average, 1.792%; reduced coupon on J$-denominated notes by, on average, 3.206%; (2) a reduction in risk associated with variable rate reset rates (tied to treasury rates plus a margin) for variable rate debt reduced by over J$113.0 billion; (3) substantial cost savings averaging J$17 billion per annum through an annualized reduction by an average rate of 2.0%; and (4) a reduction in refinancing risk through an extension of the maturity profile of the domestic debt portfolio by an average of 5 years, and a reduction in redemptions by approximately J$375.0 billion for the period up to 2016.

To increase the aggregate savings of the NDX ahead of the board meeting of the IMF, on March 22, 2013, Jamaica performed, on a private basis, an additional exchange offer with eight leading local holders of various bonds involving approximately J$20 billion and US$51 million, which created four further new local instruments in addition to those created in the NDX transaction.

External Debt

At March 31, 2014, the total of external debt was US$8,409.7 million, of which 90.2% was denominated in US dollars, 6.0% was denominated in Euro, 1.1% was denominated in Yen, and 1.8% was denominated in Chinese Yuan.

At December 31, 2013, public sector external debt was US$8,310.0 million, an increase of 0.7% from December 31, 2012, of which 82.3% was denominated in US dollars, 62.3% was denominated in Euro, 1.1% denominated in Yen and 1.8% was denominated in Chinese Yuan. Bilateral and multilateral obligations of US$4,265.4 million accounted for 52.0% of total public sector external debt, representing the largest creditor category of Jamaica’s public sector external debt. Bond issuances of US$3,636.8 million represented 43.8% of total public sector external debt at December 31, 2013. Multilateral indebtedness was US$3,410.0 million, an increase of 4.5% over December 31, 2012.

Bilateral and multilateral obligations accounted for 50.2% of total public sector external debt at March 31, 2014 and represented the largest creditor category of Jamaica’s public sector external debt. Bond issues of US$3,620.5 million accounted for 43.1% of total public sector external debt at March 31, 2014. Multilateral indebtedness was US$3,527.5 million, an increase of 3.5% over December 31, 2013.

The IADB, for the period 2006–2009, approved a new country strategy for Jamaica in which the bank links its loans to budget support rather than investment loans. Traditional investment loans may also be used if joint agreement is reached between the bank and the Government. The IADB now provides funding for budgetary support, which is accessed through its policy-based loans.

In September 2008, the Inter-American Development Bank (IDB) provided a US$300 million credit facility to help eligible Jamaican financial institutions maintain credit flows. All seven commercial banks currently operating in Jamaica are eligible to participate in the facility. As at June 2010, US$96.3 million of the IDB credit facility had been disbursed. The remaining amount under the credit facility was cancelled because it was not disbursed.

In December 2001, Jamaica issued US$250 million 11.625% fixed rate notes due 2022. In June 2002, Jamaica registered a US$700 million shelf registration statement with the US Securities and Exchange Commission and subsequently in June 2002, issued US$300 million 10.625% notes due 2017 off that shelf. In April 2004, US$125 million was raised through the re-opening of the existing US$300 million 10.625% bonds due 2017. In October 2004, Jamaica issued €150 million 10.5% bonds due 2014, with both issuances placed primarily with investors in Europe. In June 2005, Jamaica raised US$300 million through an offering of 9.0% fixed rate notes due 2015. In October 2005, Jamaica made further issuances of 9.25% US$250 million notes due 2025 and in February 2006, 8.50% US$250 million notes due 2036. In March 2007, Jamaica issued US$350 million 8.0% fixed rate amortizing notes due 2039. In October 2007, Jamaica issued an additional US$150 million 8.0% fixed rate amortizing notes due 2039. In June 2008, Jamaica issued US$350 million 8.0% fixed rate amortizing notes due 2019. In February 2011, Jamaica reopened the US$350 million 8.0% fixed rate bond due 2019, raising an additional US$400 million 8.0% due 2019.

In July 2005, Jamaica issued US$325 million in guarantees with respect to bonds to facilitate the financial restructuring of Air Jamaica Limited, the national airline. In December 2006, Jamaica issued US$200 million in guarantees with respect to bonds to facilitate the restructuring of certain indebtedness of CAP. These bonds were exchanged for bonds of the Government in September 2013. In June 2007, Jamaica issued US$125 million in guarantees with respect to bonds issued by Air Jamaica. In 2009, Jamaica issued a US$60 million guarantee with respect to the expansion of the Norman Manley International Airport in Kingston. In September 2009, Jamaica issued a guarantee for US$121.65 million to HSBC Bank plc for the financing of the Falmouth Cruise Ship Terminal. Additionally, in December 2009 the Government of Jamaica issued a guarantee to NWC for three loans in respect of The Jamaica Water Supply Improvement Project. The loans were in the amounts of J$1,513.6 million, US$19.3 million and €43.3 million. In October 2010, the Government guaranteed a bond issued by the NWC in the amount of US$275 million.

In February 2010 the Government guaranteed a loan of US$340 million to the Road Maintenance Fund from China through the Export-Import Bank of China under its global Preferential Buyer’s Credit (PBC). The purposes of the loan are to finance (a) the rehabilitation of roads damaged by hurricanes and (b) an upgrade in infrastructure to certain roads and drainage. A loan of US$20 million between the Caribbean Development Bank and the Student Loan Bureau was also guaranteed in November 2010. This loan is to facilitate the provision of affordable and adequate financing to students from poor and vulnerable households to complete tertiary level programs in approved institutions in Jamaica and the Caribbean. In November 2011, the Government guaranteed a bond issued by the NROCC in the amount of US$294.2 million.

In September 2011, the World Bank provided the Government with a US$100 million Programmatic Fiscal Sustainability Development Policy Loan. The objective of the loan is to enhance fiscal and debt sustainability, increase the efficiency of financial management and budget processes, and reduce distortions and enhance efficiency in the tax system. On December 9, 2011, the Government guaranteed a loan, issued by IDB to the National Water Commission, the purpose of which was to improve the water supply in the Kingston metropolitan area. On the same day, the IDB also issued a US$65 million loan intended to support a sustainable fiscal position by strengthening the Ministry of Finance and Planning’s institutional capacity. On December 13, 2012, the IDB issued a U$30 million loan that intended to support the Government’s efforts to improve human capital and labor market outcomes of the poor by enhancing the efficiency and effectiveness of key social protection programs. In October 2013, the IDB provided the Government with a US$60 million Public Financial and Performance Management Loan. In December 2013, the World Bank issued a US$130 million Economic and Stabilization and Foundation for Growth Development Policy Loan. In February 2014, the IDB provided a US$80 million Fiscal Structural Programme for Economic Growth Loan and a US$60 million Competitive Enhancement Programme Loan.

In September 2013, the Government completed an exchange offer, in which Jamaica exchanged all of the 8.50% amortizing notes due 2021 issued by Clarendon Alumina Production (CAP) Limited (and guaranteed by the Government) for 8.50% amortizing notes due 2021 issued by the Government. There was no increase in the Government’s debt as a result of the exchange offer.

Upon the IMF approval of the EFF, certain funds from multilateral and development agencies, such as the World Bank, IDB and the EU, were made available to the Government.

The following table shows medium and long-term public sector external debt by creditor category for the five years ended December 31, 2013 and other periods as indicated:

External Debt by Creditor

	2009	2010	2011	2012	2013	March 31, 2014
	(in millions of US$)

Bilateral
OECD	494.5	464.8	404.0	299.4	235.2	217.16
Non-OECD	488.1	540.1	385.4	501.8	620.3	631.78

Total	982.6	1,004.9	789.4	801.2	855.5	848.94
Multilateral
IADB(1)	661.3	1,235.8	1,291.5	1,249.4	1,281.1	1,432.9
IMF(2)	0.0	800.0	850.0	850.0	836.7	809.8
IBRD(3)	378.9	571.5	660.1	661.6	779.1	763.7
Other(4)	380.0	464.3	505.2	503.7	513.1	521.1

Total	1,420.2	3,071.6	3,306.7	3,264.7	3,410.0	3,527.5

Commercial Banks	300.6	484.0	465.8	436.6	386.8	393.1
Other Commercial(5)	42.3	41.6	36.0	28.9	21.0	19.7

Total	342.9	525.6	501.7	465.5	407.8	412.8

Bonds	3,848.6	3,787.4	4,028.3	3,724.1	3,636.8	3620.5

Total	$6,594.3	$8,389.5	$8,626.1	8,255.5	8,310.0	8409.7

(1)	Inter-American Development Bank.
(2)	International Monetary Fund.
(3)	International Bank for Reconstruction and Development.
(4)	Caribbean Development Bank, OPEC Fund for International Development, European Development Bank, European Economic Commission Community and Nordic Development Fund.
(5)	Loans from suppliers.

Source: Ministry of Finance and Planning.

The following table shows Jamaica’s external debt by debtor for the five years ended December 31, 2013 and other periods as indicated:

External Debt by Debtor

	2009	2010	2011	2012	2013	March 31, 2014
	(in millions of US$)

Government Direct	$5,463.9	$6,287.1	$6,376.6	5,985.8	6,291.7	6,404.2
Government-Guaranteed	1,130.4	1,302.5	1,399.5	1,419.7	1,269.5	1,285.7
Bank of Jamaica	0.0	800.0	850.0	850.0	478.8	719.8

Total	$6,594.3	$8,389.5	$8,626.1	8,255.5	8,310.0	8,409.7

Source: Ministry of Finance and Planning.

The following table shows the amortization schedule for external debt outstanding as at March 31, 2014:

External Debt Principal Amortization Schedule

as of March 31, 2014

	2014	2015	2016	2017	2018	2019
	(in millions of US$)

Multilateral
IADB	53.6	59.2	90.7	101.1	98.6	105.6
IBRD	36.4	40.8	46.2	46.5	40.2	24.3
Other	343.0	186.9	47.3	41.7	42.6	43.4

Total	433.0	286.9	184.2	189.3	181.4	173.3

	2014	2015	2016	2017	2018	2019
Commercial Banks	67.1	74.6	83.3	79.8	58.3	47.2
Other Commercial	6.2	3.1	1.1	1.1	1.1	1.1
Bonds	250.7	472.6	19.0	706.0	281.0	281.1
Bilateral	51.5	85.8	81.7	76.7	74.8	97.8

Total	808.5	923.0	369.3	1,052.9	596.6	600.5

Source: Ministry of Finance and Planning.

The following table shows the interest schedule for external debt outstanding as at March 31, 2014:

External Debt Interest Schedule

as of September 30, 2013

	2014	2015	2016	2017	2018	2019
	(in millions of US$)

Multilateral
IADB	23.0	22.5	21.3	19.4	17.6	17.0
IBRD	10.2	9.1	7.9	6.6	4.5	4.8
Other	17.5	20.8	19.2	17.7	15.8	13.9

Total	50.7	52.4	48.4	43.7	37.9	35.7

Commercial Banks	14.4	13.3	11.0	8.0	5.2	3.2
Other Commercial	1.1	1.0	0.9	0.8	0.7	0.6
Bonds	329.1	288.2	265.6	231.6	186.0	163.0
Bilateral	19.7	18.6	17.0	15.3	13.2	18.9

Total	$415.0	$373.5	$342.9	$299.4	243.0	221.4

Source: Ministry of Finance and Planning.

The following table shows the maturity structure for external debt outstanding as at March 31, 2014:

Total External Debt Maturity Structure

as of March 31, 2014

	Less than 1 year	1-5 years	5-10 years	10 years & over	Total
	(in millions of US$)

Bilateral	62.1	47.3	142.6	597.0	848.9
Multilateral	424.5	278.5	600.0	2,224.5	3,527.5
IADB	45.2	33.5	113.4	1,240.9	1,432.9
IBRD	21.6	68.1	32.6	641.4	763.7
IMF	320.9	146.9	342.1	—	809.9
Other	36.8	30.1	112.0	342.3	521.1
Commercial Bank	59.4	112.2	168.2	53.2	393.1
Other Commercial	5.2	14.5	—	—	19.7
Bonds	254.3	854.9	1,113.3	1,398.1	3,620.5

Total	805.5	1,307.4	2,024.1	4,272.8	8,409.7

Percentage	9.6	15.5	24.1	50.8	100.0

Source: Ministry of Finance and Planning.

The following table shows interest rate composition for external debt as at March 31, 2014:

External Debt Interest Rate Composition as at March 31, 2014

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)

Variable Rate Debt	5,366.2	63.8
Fixed Rate Debt	3,043.5	36.2

Total Debt	8,409.7	100.0

Source: Ministry of Finance and Planning.

The following table shows external public and publicly guaranteed debt (including Bank of Jamaica debt) as at December 31, 2013 and at March 31, 2014.

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt) (1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2013	Principal Amount Outstanding at March 31, 2014
	%				(in US$)	(in US$)

Multilateral Organizations
World Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	779,123,736.0	763,664,015.0
Inter-American Dev. Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	1,281,107,764.0	1,432,860,267.0
Others	Various	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	513,061,433.0	521,093,585.0
IMF(2)					836,655,096.0	809,844,161.0

Total Multilateral Organizations					3,409,948,029.0	3,527,462,028.0

Foreign Governments (including Original Loans and Paris Club)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	855,463,854.0	848,940,902.0

Bonds (Global) USD
USD250 mn 2022	11.625%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000.0	250,000,000.0
USD300 mn 2017	10.625%	June 20, 2002	June 20, 2017	USD	300,000,000.0	300,000,000.0
USD125 mn 2017	10.625%	April 27, 2004	June 20, 2017	USD	125,000,000.0	125,000,000.0
USD300 mn 2015	9.0%	June 2, 2005	June 2, 2015	USD	300,000,000.0	300,000,000.0
USD250 mn 2025	9.25%	October 18, 2005	October 18, 2025	USD	250,000,000.0	250,000,000.0
USD250 mn 2036	8.50%	February 28, 2006	February 28, 2036	USD	250,000,000.0	250,000,000.0
USD125 mn 2015	Variable	July 2005	July 2015	USD	125,000,000.0	125,000,000.0
USD200 mn 2015	9.375%	July 2005	July 2015	USD	49,623,193.0	33,457,572.0
USD200 mn 2021	8.5%	Nov. 16, 2006	Nov. 16, 2021	USD	132,263,439.0	132,263,439.0
USD125 mn 2027	8.125%	June 2007	July 2027	USD	103,887,000.0	103,887,000.0
USD150 mn 2039	8.0%	October 11, 2007	March 15, 2039	USD	150,000,000.0	150,000,000.0
USD350 mn 2039	8.0%	March 15, 2007	March 15, 2039	USD	350,000,000.0	350,000,000.0
USD350 mn 2019	8.0%	June 24, 2008	June 24, 2019	USD	350,000,000.0	350,000,000.0
USD400 mn 2019	8.0%	February 14, 2011	June 24, 2019	USD	400,000,000.0	400,000,000.0
USD294.18mn 2024	9.375	Nov 3, 2011	Nov 10, 2024	USD	294,180,000.0	294,180,000.0

Total (Global) USD					3,429,953,632.0	3,413,788,011.0

Bonds (EUR)
EUR150 mn 2014	10.50%	Oct. 27, 2004	Oct. 27, 2014	EUR	206,810,629.0	206,737,477.0

Total (EUR)					206,810,629.0	206,737,477.0
Commercial Banks	Various	Various	Various	USD	386,832,159.0	393,108,903.0

Other Commercial (Export Credit)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	21,024,572.0	19,680,921.0

Total					8,310,032,875.0	8,409,718,242.0

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights.
(2)	These are amounts disbursed under the SBA.

The following table shows external public direct debt as at December 31, 2013 and at March 31, 2014.

External Public Direct Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2013	Principal Amount Outstanding at March 31, 2014
	%				(in US$)	(in US$)

Multilateral Organizations
World Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	779,123,736.0	763,664,015.0
Inter-American Dev. Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR, UOA	1,235,632,396.0	1,376,515,174.0
Others	Various	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	456,471,703.0	461,631,560.0

Total Multilateral Organizations					2,471,227,835.0	2,601,810,749.0

Foreign Governments (including Original Loans and Paris Club)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	529,091,189.0	515,127,646.0

Bonds (Global) USD
USD300 mn 2017	10.63%	June 20, 2002	June 20, 2017	USD	300,000,000.0	300,000,000.0
US$125 mn 2017	10.63%	April 30, 2004	June 20, 2017	USD	125,000,000.0	125,000,000.0
USD250 mn 2022	11.63%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000.0	250,000,000.0
USD300 mn 2015	9.0%	June 2, 2005	June 2, 2015	USD	300,000,000.0	300,000,000.0
USD250 mn 2025	9.25%	October 18, 2005	October 17, 2025	USD	250,000,000.0	250,000,000.0
USD250 mn 2036	8.50%	February 28, 2006	February 28, 2036	USD	250,000,000.0	250,000,000.0
USD150 mn 2039	8.0%	October 11, 2007	March 15, 2039	USD	150,000,000.0	150,000,000.0
USD350 mn 2039	8.0%	March 15, 2007	March 15, 2039	USD	350,000,000.0	350,000,000.0
USD350 mn 2019	8.0%	June 24, 2008	June 24, 2019	USD	350,000,000.0	350,000,000.0
USD400 mn 2019	8.0%	February 14, 2011	June 24, 2019	USD	400,000,000.0	400,000,000.0
USD200 mn 2021	8.50%	September 5, 2013	November 16, 2021	USD	132,263,439.0	132,263,439.0
Total (Global) USD					2,857,263,439.0	2.857.263.439.0

Bond (EUR)
EUR 150 mn 2014	10.50%	Feb. 11, 2004	Feb. 11, 2014	EUR	0.0	0.0
Total					206,810,629.0	206,737,477.0

Commercial Banks	Various	Various	Various	USD	206,810,629.0	206,737,477.0

Other Commercial (Export Credit)	Various	Various	Various	USD	213,754,109.0	216,586,256.0
Total					13,582,374.0	6,620,946.0

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights, which are units of measure derived from a group of currencies which constitute the International Monetary Fund loan portfolio; UOA = Units of Accounts, which are units of measure derived from a group of currencies which constitute the Inter-American Development Bank loan portfolio; GBP = British Pound Sterling.

The following table shows external guaranteed debt as at December 31, 2013 and at March 31, 2014.

External Guaranteed Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2013	Principal Amount Outstanding at March 31, 2014
	%					(in US$)

Multilateral Organizations
Inter-American Dev. Bank	Various	Various	Various	USD	45,475,368.0	56,345,093.0
Others	Various	Various	Various	USD, EUR	144,460,663.0	149,462,025.0

Total Multilateral Organizations					189,936,031.0	205,807,118.0

Foreign Governments (including Original Loans)	Various	Various	Various	USD	326,372,665.0	333,813,256.0
Commercial Banks	Various	Various	Various	USD	173,078,050.0	176,522,647.0
Other Commercial (Export Credit)	Various	Various	Various	USD, CAD	7,442,198.0	13,059,975.0
Bonds
US$ 125 million due 2015	Variable	July 2005	July 2015	USD	125,000,000.0	125,000,000.0

US$ 200 million due 2015	9.375%	July 2005	July 2015	USD	49,623,193.0	33,457,572.0

US$125 million due 2017	8.125%	June 2007	June 2027	USD	103,887,000.0	103,887,000.0

US$ 200 million due 2021	8.5%	November 2006	November 2006	USD	—	—

US$ 294.18 million due 2024	9.375%	November 2011	November 2024	USD	294,180,000.0	294,180,000.0

Total					1,269,519,137.0	1,285,727,568.0

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro.

The following table shows Bank of Jamaica debt as at December 31, 2013 and at March 31, 2014.

Bank of Jamaica Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2013	Principal Amount Outstanding at March 31, 2014
	%					(in US$)

Foreign Governments (including Original Loans)	n.a.(2)	n.a.	n.a.	USD	n.a	n.a
IMF(2)					748,784,163.0	719,844,161.0
Total	Various	Various	Various	Various	748,784,163.0	719,844,161.0

(1)	LEGEND: USD = United States Dollar; SDR = Special Drawing Rights.
(2)	These are amounts disbursed under the SBA.
(3)	“n.a.” means not available.

Debt Service Indicators

Public sector external debt as a percentage of nominal GDP increased to 59.0% on December 31, 2013 from 56.0% on December 31, 2012. External debt as a percentage of exports of goods and services increased to 129.5% on December 31, 2013 from 113.7% on December 31, 2012. External debt service payments as a percentage of exports of goods and services decreased to 6.4% during 2013 from 6.9% during 2012.

The following table shows public sector external debt indicators as at and for the five years ended December 31, 2013.

Debt Indicators

	2009	2010	2011	2012	2013
	(in millions of US$, except percentages)

External Debt Service Principal	203.3	265.9	677.9	565.5	584.9
Interest	387.7	476.7	484.4	446.4	406.5

Total	591.0	742.6	1,162.3	1011.9	991.3

Exports of Goods and Services(1)	6,160.3	6,294.9	6,826.9	6,491.6	6,418.0
External Debt Service Ratio (%)	9.6	11.7	17.0	15.6	15.1
Interest on External Debt/Exports of Goods and Services (%)(1)	6.3	7.6	7.1	6.9	6.4
External Debt Outstanding/Exports of Goods and Services (%)(1)	107.0	133.3	126.4	113.7	129.5
External Debt/Nominal GDP (%)(2)	53.5	62.5	58.9	56.0	59.0
Domestic Debt/Nominal GDP (%)(3)	70.8	69.3	71.3	75.8	74.2

Total Debt/Nominal GDP (%)(2)	126.2	131.8	131.5	134.3	136.4

(1)	Exports of goods, services and current transfers.
(2)	Calculated by converting external debt to JA dollars using the average annual nominal exchange rate.
(3)	Calculated using Jamaica Dollars.

Source: Ministry of Finance and Planning and Bank of Jamaica.

Debt Records

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of Parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. Since 1993, Jamaica has been involved in only two debt restructurings, which occurred in January 2010 and February 2013. See “—The Jamaica Debt Exchange —The National Debt Exchange.”

On January 25, 1993, Jamaica entered into a multi-year debt service rescheduling arrangement with the Paris Club comprised of OECD creditor governments and their agencies. This accord spanned the 36-month consolidation period from October 1, 1992 through September 30, 1995. Pursuant to the Paris Club Accord, the parties finalized the single outstanding bilateral implementing agreement in January 1996.

In March 1996, Jamaica formally completed a three-year extended fund facility with the International Monetary Fund.

The following table shows summary economic indicators for the five years ended and as at December 31, 2013.

Summary of Economic Information

	2009	2010	2011	2012	2013
	(in millions of US$, except where noted)
DOMESTIC SECTOR(1)
Nominal GDP (J$ millions)	1,065,718.5	1,153,677.9	1,239,765.6	1,313,051.7	1,420,499.6
Nominal GDP(2)	12,118.9	13,232.4	14,431.8	14,795.4	14,176.0
Real GDP(J$ millions)(3)	734,997.2	724,359.4	734,534.6	731,007.5	732,440.9
Real GDP(2)(3)	10,689.1	10,534.4	10,682.4	10,631.1	10,651.9
Percent Change in Real GDP(3)	(3.4)	(1.4)	1.4	(0.5)	0.2
Real GDP per capita (J$/person)(3)	274,111	269,196	272,066	269,963	269,792
Real GDP (J$ millions) at market price	840,255.1	827,818.7	841,917.7	838,116.1	n.a.	(12)
Real GDP at market price	12,219.9	12,039.0	12,244.1	12,188.8	n.a.
Percent change in Real GDP at market price	(4.4)	(1.5)	1.7	(0.5)	n.a.
Real GDP at market price per capita (J$/person)	313,366	307,645	311,840	309,519	n.a.
Inflation
Consumer Price Index (Percent Change)	10.2	11.7	6.0	8.0	9.5
Interest Rates (%)(4)
Weighted Average Loan Rate	21.5	20.4	19.5	18.4	17.5
Weighted Average Deposit Rate	6.7	3.8	2.6	2.2	2.0
Treasury Bill Yield(5)	16.8	7.5	6.5	7.2	8.3
Unemployment Rate (%)(6)	11.4	12.4	12.7	13.9	15.2
EXTERNAL SECTOR
Average Annual Nominal Exchange Rate (J$/US$)	88.5	87.4	86.1	89.0	100.8
Export of Goods	1,319.4	1,335.7	1,622.4	1,746.7	1,597.3
Alumina	368.0	402.8	580.7	508.3	523.7
Sugar	72.3	44.2	62.2	94.1	53.2
Imports of Goods	5,065.7	5,194.6	6,439.4	6,594.9	6,218.6
Goods Balance (c.i.f.)	(3,678.0)	(3,823.5)	(4,776.6)	(4,858.2)	(4,621.3)
Current Account Balance	(1,127.5)	(934.9)	(1,959.0)	(1,729.0)	1,413.5
Gross Foreign Direct Investments	540.9	227.7	218.2	381.0	550.9
Net Foreign Direct Investments	479.8	169.5	143.6	291.2	479.0
Increase/(Decrease) in Reserves	(43.6)	442.0	(205.2)	(840.5)	(77.8)
Net International Reserves of the Bank of Jamaica	1,729.4	2,171.4	1,966.1	1,125.6	1,047.8
Weeks of Coverage of Goods Imports(7)	18.9	32.3	25.5	17.8	17.3
PUBLIC FINANCE (J$ millions)(8)
Revenue and Grants	300,200.1	316,041.4	322,149.8	344,677.7	396,979.5
Expenditure	421,458.5	388,768.0	403,122.2	399,278.9	395,241.7
Fiscal Surplus (Deficit)	(121,258.4)	(72,726.6)	(80,972.4)	(54,601.1)	1,737.7
Fiscal Surplus (Deficit) as a % of Nominal GDP	(11.1)	(6.2)	(6.4)	(4.1)	0.1
Primary Surplus	67,457.2	55,628.1	39,662.6	72,336.5	111,657.2
Primary Surplus as a % of Nominal GDP	6.2	4.6	3.1	5.4	7.9
Loan Receipts	299,599.6	212,968.9	163,520.5	144,347.1	93,527.4
Amortization	169,514.0	102,157.5	128,373.2	88,329.8	106,640.2
Overall Surplus (Deficit)	8,827.2	38,084.9	(45,825.0)	1,416.2	(11,375.0)
Overall Public Sector Surplus (Deficit)(9)	(125,424.5)	(78,551.4)	(80,640.9)	(60,135.7)	7,765.2
Overall Public Sector Surplus (Deficit) as a % of Nominal GDP	(11.4)	(6.7)	(6.4)	(4.5)	(0.5)
PUBLIC DEBT
Domestic Debt (J$ millions)(10)	754,015.1	799,964.2	883,388.6	995,230.87	1,054,174.0
Percent of Nominal GDP	70.8	69.3	71.3	75.8	74.2
Public Sector External Debt	6,594.3	8,389.5	8,626.1	8,255.5	8,310.0
Percent of Nominal GDP	53.5	62.5	58.9	56.0	59.0
Total Public Sector Debt (J$ millions)	1,344,864.8	1,520,301.0	1,630,414.9	1,762,811.0	1,938,176.2
Percent of Nominal GDP	126.2	131.8	131.5	134.3	136.4
External Debt Service Ratio	9.6	11.7	17.0	15.6	15.1
TOURISM
Total Visitor Arrivals	2,753,446	2,831,297	3,077,233	3,306,168	3,273,677
Occupancy Rate (% Hotel Rooms)	59.0	60.5	60.5	62.3	67.9
Visitor Expenditures(11)	1,925.4	2,001.2	2,008.3	2,069.6	2,111.5

(1)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1996 to 2003.
(2)	Calculated using the average annual nominal exchange rate.
(3)	At constant 2007 prices
(4)	Loans are in domestic currency.
(5)	Tenors of Treasury Bills are approximately 182 days.
(6)	Includes all persons without jobs, whether actively seeking employment or not.
(7)	Calculated on the basis of gross international reserves.
(8)	Fiscal year data from April 1 to March 31. For example, 2013 refers to the period April 1, 2013 to March 31, 2014.
(9)	Overall Public Sector comprises the central government, the Bank of Jamaica, governmental statutory bodies and authorities and government-owned companies.
(10)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.
(11)	Estimate.
(12)	“n.a.” means not available.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and Planning and Jamaica Tourist Board.

THE MONETARY SYSTEM

Bank of Jamaica

The Bank of Jamaica was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the Banking Act 1992, the Financial Institutions Act, the Building Societies Act and the Bank of Jamaica (Building Societies) Regulations provides the Bank of Jamaica with the statutory authority for regulating the activities of the banking system.

Amendments to the Banking Act and the Bank of Jamaica Act designed to strengthen the Bank of Jamaica’s oversight in banking activities became law in October 1997 and March 2002, respectively. Amendments to the Financial Institutions Act, which regulates merchant banks, and the Building Societies Act, which regulates building societies, also became law in October 1997 and March 2002, respectively. See “—the Financial System” and “—Legislation and Regulation.” Amendments to the Bank of Jamaica Act, subjecting money transmitters and remittance agencies to licensing regimes and regulations comparable to those applicable to other institutions that deal with approved foreign currency became law in February 2004. These amendments will bring Jamaica in line with the Financial Action Task Force’s (FATF) 40 revised recommendations.

In addition to its operations relating to the issue and redemption of currency and as banker to the Government of Jamaica, the Bank of Jamaica’s primary role remains the development and implementation of monetary policies aimed at achieving Jamaica’s inflation objectives and maintaining long-term stability in the foreign exchange market. As the banking supervisory authority, the Bank of Jamaica is also required to ensure the soundness and development of the financial system pursuant to the Banking Act, the Financial Institutions Act and the Building Societies Act and Bank of Jamaica (Building Societies) Regulations.

Money Supply and Interest Rates

The monetary base expanded by 6.1% in 2013, following increases of 6.5% and 7.8% in 2012 and 2011, respectively. The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica. The deceleration in the rate of growth in 2013 was primarily reflected in a sharp slowdown in the growth of commercial banks’ local currency cash reserves as well as a decline in the banks’ current account relative to an expansion in 2012. The impact of these developments on the monetary base was partially offset by acceleration in the growth of currency issued to 7.9% from 3.3% in 2012. Money supply (M2) grew by 11.1% in 2013, relative to a growth of 6.6% in 2012 and 4.1% in 2011. The growth in M2 in 2012 largely reflected growth in demand deposits. In 2013, currency with the non-bank public and demand deposits increased by 7.1% and 14.7%, respectively.

For the first three months of 2014, the monetary base declined by 8.9% relative to a contraction of 6.5% for the comparable period of 2013. The contraction in the monetary base during the first three months of 2014 largely reflected net currency redemption of 12.5%. This decline in the monetary base is compared to a contraction of 10.9% for the first three months of 2013. For the first three months of 2014, the stock of money supply (M2) grew by 11.0% as compared to an expansion of 5.9% for the corresponding period of 2013.

During 2013, the Bank of Jamaica (BOJ) reduced the interest rate payable on its 30-day Certificate of Deposit (CD) on one occasion, February 25, to 5.75%. This policy action was effected in a context of continued weak domestic demand conditions and a relatively favourable inflation outlook. In addition, the Bank’s policy stance was consistent with the lower domestic interest rates which followed the successful implementation of the National Debt Exchange (NDX) by the Government of Jamaica (GOJ) and revenue measures aimed at improving fiscal sustainability. For the remainder of the calendar year, the BOJ’s focus on meeting the monetary targets in the economic program and efforts to contain inflation expectation, led to the Bank maintaining its policy rate. Of note, the rate on the Bank’s overnight instrument was held at 0.25 per cent and the local currency cash reserve and liquid assets requirement were maintained at 12.0 per cent and 26.0 per cent, respectively for 2013. However, the Bank continued to augment its liquidity management operations, by offering a suite of special open market operations (OMO) instruments with varying tenors.

The BOJ’s liquidity management framework was further enhanced by the introduction of special repurchase agreements in the September quarter, to alleviate periodic liquidity constraints faced by deposit-taking institutions (DTIs). These special repurchase operations were conducted with two-week and overnight tenors. These enhancements were formalized on 16 December, with the introduction of a Standing Liquidity Facility (SLF) and a Bi-Monthly Repurchase Operation (BMRO) under which DTIs have access to overnight and fortnightly funding through repurchase arrangements. The interest rate on the SLF and BMRO were set at 150 basis points (bps) and 25 bps, respectively, above the rate on the Bank’s 30-day CD. For each facility, each institution has a limit on the amount of liquidity accessible, as well as there is an aggregate limit. During 2013, the Bank also intervened in the foreign exchange market to smooth supply and demand conditions and continued its intermediation through the Public Sector Entities (PSE) facility.

The weighted average domestic currency loan rate of commercial banks increased to 17.57% as at March 31, 2014 from 17.49% as at December 31, 2013, which in turn decreased from 18.44% as at December 31, 2012.

The following tables show determinants of money supply and interest rates for the five years ended December 31, 2013:

Money Supply

	2009	2010	2011	2012(3)	2013(4)
	(in millions of J$)

Narrow Money (M1)	107,818.0	112,234.4	120,569.9	133,264.5	148,734.0
Currency	44,614.8	48,476.7	52,853.8	54,734.7	58,641.4
Quasi-Money(1)	224,192.2	225,430.1	230,848.7	241,202.8	267,219.8
Monetary Base(2)	81,116.2	85,093.0	91,710.1	97,648.5	103,633.4
Broad Money (M2)	332,010.2	337,664.4	351,418.5	374,467.3	415,953.8

(1)	Quasi-money comprises time deposits and savings deposits.
(2)	The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.
(3)	Revised figures.
(4)	Preliminary figures.

Source: Bank of Jamaica.

Interest Rates

	2009	2010	2011	2012	2013
	(%)

Domestic Currency Loan Rate	21.1	20.4	18.0	18.4	17.5
Domestic Currency Time Deposit Rate	9.0	4.9	4.2	3.9	4.3
Treasury Bill Yield(1)	16.8	7.5	6.5	7.2	8.3

(1)	Tenors of Treasury bills are approximately 182 days.

Source: Bank of Jamaica.

During the five years ended December 31, 2013, weighted average Treasury bill the yield (WATB) on 6-month Treasury bills decreased to 8.3% at end 2013 from 16.8% at end 2008. At December 31, 2008, the WATBY for bills with a 3-month maturity was 22.0%. With the success of the JDX program, the associated improvement in the fiscal accounts, continued achievement of the targets under the IMF Standby Arrangement and reductions in inflation, the WATBY on 3-month and 6-month Treasury bills declined to 7.40% and 7.48%, respectively, as at December 31, 2010. The yields on these tenors declined further to 7.37% and 7.46%, respectively, at the January 2011 auction.

On December 31, 2011, WATBY were 6.21% and 6.46% for the 3-month and 6-month tenors, respectively. This continued the trend of declining rates from the previous three years. This decline was a result of the continued moderation in the inflation and inflationary expectations and stability in the foreign exchange market. Treasury bill yields increased marginally to 7.67% and 7.18% for 3-month and 6-month maturities, respectively, at December 31,

2012. There were mixed movements in the WATBY in 2013. In this regard, the WATBY for the 3-month tenor decreased marginally by 14 basis points (bps) to 7.53% while the WATBY on the 6-month tenor increased by 107bps to 8.25%, at December 31, 2013. The WATBY on the 1-month tenor declined by 6 bps to 6.25% at December 31, 2013. The movements in these market-determined that Treasury bill yields reflected investors’ preference for shorter-term instruments in the context of an accelerated pace of depreciation in the value of the domestic currency.

Cash reserves

In the summer of 1998, the Bank of Jamaica announced its medium-term goal to reduce the cash reserve requirement for commercial banks. As a first step towards meeting this goal, the Bank of Jamaica reduced in increments the cash reserve requirement for commercial banks to 17% in May 1999 from 25% prior to August 1998, thereby equalizing the cash reserve requirement for commercial banks and other deposit-taking institutions. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at March 2002. In response to challenges which emerged from the global financial crisis in 2008, the Bank of Jamaica instituted a number of initiatives, including an increase in the cash reserve requirement. The cash reserve requirement was increased to 11.0% as at December 2008 from 9.0% as at December 2007. Between January and February 2009 the cash reserve requirement was increased by a further 3.0 percentage points to 14.0%. However, effective July 1, 2010, consistent with the general loosening of monetary policy since the first quarter of 2009, the requirement was reduced by 2.0 percentage points to 12.0%. Since 2010, the cash reserve requirement has been maintained at 12.0%.

The Bank of Jamaica monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. The liquid assets requirement for deposit-taking institutions was 26.0% at December 31, 2012, with commercial banks holding excess liquid assets of J$14.2 billion above the statutory minimum requirements. At December 31, 2013, the liquid assets requirement for deposit-taking institutions remained at 26.0% with commercial banks holdings of liquid asset increasing marginally to J$14.3 billion above the statutory minimum requirements.

The Financial System

Regulatory and Supervisory Structure

Regulation and supervision of the financial system is primarily undertaken by two institutions, the Bank of Jamaica and the Financial Services Commission. The Bank of Jamaica regulates and supervises the commercial banks and other licensed deposit-taking financial institutions under powers contained in several statutes and regulations. The Financial Services Commission, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for certain non-deposit taking financial institutions, including securities dealers, unit trusts, mutual funds, insurance companies, and pension funds. It similarly derives its supervisory authority from various statutes. The supervisory structure is complemented by the Financial Regulatory Council (FRC), an umbrella entity comprised of the Governor of the Bank of Jamaica (chair) in his capacity as Supervisor of Banks, the Executive Director of the Financial Services Commission, the head of the Jamaica Deposit Insurance Corporation, and the Financial Secretary or his/her nominee. The Solicitor General is also invited to these meetings to assist with legal issues affecting the financial sector. The FRC utilizes a proactive and coordinated approach to sharing regulatory information and developing policy for the financial sector, thus helping in the early detection of cross-sector problems and enhancing the implementation of consolidated supervision rules and principles.

With the intensification of the global credit crisis in the December 2008 quarter, international financial institutions took actions to reduce risk exposure, particularly to emerging market debt. These actions included the withdrawal of overseas margin funding arrangements with domestic financial institutions. In response, the Bank of Jamaica made a special loan facility available to facilitate repayment of margin arrangements that were collateralized with Government of Jamaica global bonds. In October 2008, US$168.8 million was provided to financial institutions under this facility. No further disbursements were made, and as at September 30, 2010, the balance on the special loan facility was zero because all loans were repaid.

The deposit-taking system in Jamaica continues to be impacted by the weakened global economy, as well as significant macro-economic shifts in the local economy including, among other things, the Government’s Debt Exchange Program in January of 2010, and policy adjustments related to the program entered into with the International Monetary Fund in February 2010. Notwithstanding these developments, the deposit-taking system remained adequately capitalized due mainly to the reforms of earlier years that ensured that institutions remain subject to strict regulatory requirements and oversight. A 100% risk weighting for Government foreign currency denominated instruments was implemented. Capital ratios have remained above the minimum risk weighted capital ratio of 10.0% and the capital to total assets (leverage ratio) requirement of 6.0%. At December 31, 2013, the risk weighted capital adequacy ratio for the deposit-taking financial institutions was 15.1% and the capital to total assets ratio was 14.8%. This compares with the Basel minimum requirement for risk weighted capital adequacy ratio of 10.5%. While the Basel Committee does not currently impose a leverage ratio, in December 2009, it proposed the introduction of a similar leverage ratio—to be initially tested under a parallel run at 3%. The Federal Reserve Bank sets its minimum leverage ratio at 3% to 4%.

An indirect impact on Jamaica arising from the global financial crisis was the loss in credit facilities, including cuts in and withdrawal of margin funding arrangements. In response, the Bank of Jamaica made a special loan facility available to domestic financial institutions to facilitate repayment of margin arrangements held with overseas brokers. These margin arrangements had been collateralized with Government of Jamaica global bonds. By September 30, 2010, loans extended under this special loan facility had been repaid. There is also evidence that there was a deterioration in the asset quality of deposit-taking institutions over the period between December 2009 and December 2011, when non-performing loans moved to 8.9% at the end of 2011, from 4.7% at the end of 2009. The deterioration was attributable to the decline in real growth consequential on the decline in the demand for Jamaica’s exports given the economic recession in Jamaica’s major export markets. The deteriorating trend has since reversed and at December 31, 2013, non-performing loans as a percentage of total loan portfolio fell to 5.4%. Data as at March 31, 2014 show non-performing loans at 4.9% of total loans.

There was also limited exposure to the regional CL Financial Group (CLICO), into which the Trinidad and Tobago authorities intervened in January 2009. This exposure was limited to credit facilities extended to a CLICO affiliated institution which acquired shares in a Jamaican Corporation. The debt was subsequently repaid.

Jamaica’s financial system is integrated with regional and international financial markets. Since the beginning of the liberalization process in 1991 until 1994, the banking and insurance services sector expanded significantly. Since 1995, however, the financial system has undergone consolidation as a result of a combination of closures and mergers. As at March 31, 2014, the number of deposit taking institutions in operation consisted of seven commercial banks, two merchant banks and finance houses and three building societies.

On December 31, 2013, the net assets of IFRS provision for losses, including contingent accounts (i.e. customer accounts for acceptances, guarantees and letters of credit), and liabilities of commercial banks, amounted to J$740.7 billion and J$635.8 billion, respectively, representing increases of 12.2% and 12.1%, respectively, over December 31, 2012. On the asset side, total loans and advances (gross) were J$362.1 billion at December 31, 2013, representing an increase of 17.8% relative to 2012. On the liabilities side, total deposits were J$487.5 billion in 2013, representing an increase of 9.6% when compared to 2012.

The latest data at March 31, 2014 reflected total assets and liabilities of commercial banks amounting to J$774.7 billion and J$666.8 billion, respectively, and comprised primarily of loans and advances (gross) of J$361.9 billion. The main liability item deposits totaled J$488.2 billion.

The total assets and liabilities of deposit-taking financial intermediaries other than commercial banks (i.e., building societies and merchant banks) was J$236.5 billion at December 31, 2013, representing an expansion of 6.1% over 2012. Outstanding loans and advances (gross) in these entities at December 31, 2013 was J$104.5 billion, representing an increase of 2.9% over 2012, while deposits were J$152.5 billion, representing an increase of 9.5% from 2012.

At March 31, 2014, total assets and liabilities of deposit-taking financial intermediaries (other than commercial banks) was J$245.7 billion. Loans and advances (gross) amounted to J$107.1 billion while total deposits totaled J$156.5 billion.

Legislation and Regulation

Laws and regulations governing the financial sector include:

•	The Bank of Jamaica Act 1960;

•	The Unit Trust Act 1971;

•	The Financial Institutions Act 1992;

•	The Banking Act 1992;

•	The Securities Act 1993;

•	The Building Societies Act and the related Bank of Jamaica (Building Societies) Regulations 1995;

•	The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

•	The Deposit Insurance Act 1998;

•	The Insurance Act 2001;

•	The Financial Services Commission Act 2001;

•	The Pensions (Superannuation Funds and Retirement Schemes) Act 2004;

•	The Terrorism Prevention Act 2005;

•	The Terrorism Prevention (Reporting Entities) Regulations, 2010;

•	The Proceeds of Crime Act 2007;

•	The Proceeds of Crime (Money Laundering Prevention) Regulations, 2007; and

•	The Credit Reporting Act.

Jamaica implemented upgraded deposit-taking financial legislation in the form of the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including enhanced minimum capital adequacy standards. In addition, these acts provided the Bank of Jamaica, in certain instances, and the Minister of Finance and Planning in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institution’s financial viability is in jeopardy.

In order to strengthen the existing regulatory framework, in light of the difficulties in the financial sector, Parliament passed amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997. Some features of these amendments included:

•	empowering the Minister of Finance and Planning to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensee’s shares or assets or to restructure the entity in the interest of its depositors;

•	empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

•	enhancing the existing “fit and proper” criteria that relate to directors, significant shareholders and senior management of licensees;

•	tightening credit limits for unsecured lending, and prohibiting the issuance of unsecured credit to any affiliated parties;

•	imposing a lower ceiling on total lending to or investment in all affiliated parties;

•	tightening investment limits;

•	reducing the non-accrual period for interest on non-performing loans from six months to three months;

•	imposing minimum solvency standards and risk-based criteria;

•	specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the Bank of Jamaica;

•	allowing for the examination of the accounts of holding companies of supervised financial institutions; and

•	prohibiting industrial and provident societies from taking deposits without written authorization from the Minister of Finance and Planning.

These revisions provided the Bank of Jamaica, in certain instances, and the Minister, in others, with a wider range of sanctions and greater powers of intervention to use with respect to troubled financial institutions. See also “Public Finance—Improvements in the Legislative and Regulatory Framework.”

In March 2002, further amendments were made to Jamaican banking laws to grant the Bank of Jamaica expanded powers to supervise financial institutions with deposit-taking capability. These amendments included:

•	the transfer to the Bank of Jamaica of powers of the Minister to assume temporary management of deposit-taking institutions in the event that the Bank of Jamaica believes that such an intermediary is, or appears, unlikely to meet its obligations;

•	the granting to the Bank of Jamaica of powers to assess fines for specific offences under the Banking Act and Financial Institutions Act;

•	the granting to the Bank of Jamaica of power to require a deposit-taking institution to legally separate its banking operations from its securities-trading activities and investment activities undertaken on behalf of investor clients;

•	the granting to the Bank of Jamaica of power to effectively carry out consolidated supervision of banks and other companies that are members of a group of which the bank is a member; and

•	the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

These revisions have significantly increased the scope of the Bank of Jamaica’s regulatory authority, including its powers of intervention, by expanding the Bank of Jamaica’s ability to temporarily manage troubled financial institutions. See also “Public Finance—Improvements in the Legislative and Regulatory Framework.”

Additionally, in February 2004, amendments were passed to the Bank of Jamaica Act, which effectively brought all operators of remittance companies or agencies under the supervisory ambit of the Bank of Jamaica. The regulatory regime for remittance entities came into effect in July 2005 and involves a licensing requirement that entails fit and proper due diligence checks and assessments of their systems and procedures prior to licensing, as well as both on- and off-site reviews and assessments.

Supervisory powers were further expanded in March 2005 by amendments to the Bank of Jamaica Act to clarify the Bank of Jamaica’s ability to share information with its overseas Regulatory Counterparts. Supervisory powers of sanction were also expanded to expressly deal with breaches by financial institutions of their obligations under non-financial statutes under which specific obligations were imposed (e.g., the Money Laundering Act which was replaced by the Proceeds of Crime Act and the Terrorism Prevention Act. See “—Proceeds of Crime Act” below). This was achieved by amendments to the Banking Act and Financial Institutions Act, which were passed into law in December 2004. In regards to the Bank of Jamaica (Building Societies) Regulations, the amendments were passed in Parliament in November 2004.

As part of the SBA in 2010, reforms have also been proposed and begun to strengthen the financial system. See “The Jamaican Economy—Recent Economic Crisis—IMF Standby Arrangement.”

There are also a number of regulations and best practice standards that govern the operations of financial institutions in Jamaica.

Bank of Jamaica Act

In December 2010, the Cabinet approved the recommendation for the responsibility for the stability of the overall financial system in Jamaica to be statutorily assigned to the Bank of Jamaica. This will require amendments to the Bank of Jamaica Act, which have been sent to the office of the Chief Parliamentary Counsel for drafting. The proposed amendments to the Bank of Jamaica Act will give the Bank of Jamaica the necessary powers to direct and impose measures to mitigate and control identified risks.

Omnibus Legislation (Banking Services Bill)

The Banking Services Bill which is proposed to consolidate the legislation governing the licensed deposit-taking sector, specifically The Banking Act, The Financial Institutions Act, and The BOJ (Building Societies) Regulations into one omnibus statute, was tabled in Parliament during March 2014. The consolidation of legislative obligations into one statute should remove any existing inconsistencies in the regulatory regime contained in the various statutes and ensure a more synchronized progression of updates to the laws governing the deposit-taking sector. This Bill is also intended to implement enhancements regarding consolidated and conglomerate supervision that will bring the regulation of the banking business in line with the earlier international requirements (such as Basel II) as well as with the more recently issued Revised Basel Core Principles (i.e., Basel III). Other enhancements that will be made to the regulatory regime will also focus on current issues such as outsourcing of certain functions by licensees, electronic reporting to the Supervisor, the offer of electronic financial services, and enhancing powers available to the Supervisor of Banks to achieve the objective of supervisory autonomy, and to establish powers as regards the investigation and prosecution of illegal deposit taking activities, and the implementation of an enforceable code of conduct for licensees.

Micro Credit Legislation

The Government is proposing to enhance the legislative framework for privately owned money lending institutions. The new regulatory framework being proposed aims to address the deficiencies inherent in the operations of the industry, provide for improvement in the monitoring of the industry, transparency, protection of consumers and reduction in risks of the industry being used as a vehicle to facilitate money laundering.

Deposit Insurance

In March 1998, Parliament passed the Deposit Insurance Act, designed to protect depositors through the establishment of an explicit Deposit Insurance Scheme (the Scheme). The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation, which administers the Scheme and ultimately the Deposit Insurance Fund (the Fund). The financial institutions covered under the Scheme (policyholders) are all commercial banks, merchant banks and building societies. All deposits (excluding government deposits and deposits from policyholders) held at these institutions are insurable under the Scheme. The insured institutions) must contribute to the Fund (by paying an initial and annual premium), which will be used to pay depositors in circumstances where an insured institution is unable to meet its deposit liabilities. Additionally, the Jamaica Deposit Insurance Corporation is authorized to make loans or advances available with security interests, and to guarantee, indemnify or become liable for the payment of monies or the performance of any obligation thereto, with respect to a covered institution facing financial distress.

When the Scheme was established, the coverage limit was set at J$200,000 per depositor, per institution. In order to maintain or enhance the level of protection to depositors, the limit is constantly under review, and has been adjusted twice since establishment, up to J$300,000 on July 11, 2001, then up to J$600,000 effective July 1, 2007. As at December 2013, 96.8% of insurable deposit accounts were fully covered at the J$600,000 coverage limit. The dollar value of fully covered accounts represented 28.7% of the dollar value of total insurable deposits. Total estimated insured deposits accounted for 42.3% of insurable deposits.

In addition, the Deposit Insurance Act also provides for the sharing of information between the Bank of Jamaica and the Jamaica Deposit Insurance Corporation, to enable the Corporation to be fully apprised of the financial condition of the institutions it insures.

Credit and Provisioning Regulations

The Bank of Jamaica is undertaking a comprehensive re-drafting of the captioned regulations to provide specific legal guidelines for loan accounting, credit classification and provisioning requirements for bad and doubtful debts. The regulations are being reviewed in order to take account of developments in international standards such as the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and banking supervision principles issued by the Basel Committee of Banking Supervisors, such as Basel Core Principles and the Basel Standard for Sound Credit Risk and Valuation of Loans. These standards are themselves subject to comprehensive review by these international standard setting bodies. The Bank of Jamaica is therefore currently awaiting the outcome of these exercises to ascertain the implications for local regulations.

Capital Adequacy Regulations

In 2004, regulations were promulgated establishing minimum risk-based capital standards for commercial banks and licensed financial institutions. These regulations introduced the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the regulations, the overall minimum capital required to be maintained in relation to risk weighted assets is 10%. At December 31, 2013, all supervised institutions were in compliance with this requirement.

Qualifications of Auditors Regulations

The Bank of Jamaica has drafted regulations that specify the standards for auditors in undertaking an external audit of supervised financial institutions. Among other things, the criteria specified in these regulations relate to the independence, experience and qualification of the external auditors. These proposed regulations would also require prior notification to the Bank of Jamaica of proposed appointments. The Bank of Jamaica would also be empowered to object to the appointment of an auditor if there is evidence that such auditor is not in compliance with the provisions of the regulations. The intention is for these proposed regulations to be promulgated after the omnibus banking legislation has passed.

Bank of Jamaica (Credit Unions) Regulations

The Bank of Jamaica has drafted regulations to establish the supervisory regime applicable to credit unions. These regulations will, among other things, prescribe prudential criteria and minimum solvency standards covering, inter alia, essential areas such as licensing, capital adequacy, liquid assets, credit limits and provisioning, submission of financial statements and remedial action that can be taken by supervisory authorities with respect to problem credit unions. The draft regulations have benefited from extensive dialogue with the credit union sector and are pending presentation to Parliament by the Minister of Finance and Planning.

The Payment, Settlement and Clearing Act

The Payment, Settlement and Clearing Act was passed in Parliament in November 2010. The legislation formally establishes the legal framework for the oversight of the payment and settlement system and addresses matters such as: finality of payments, effect of insolvency on payments already in the system, and upgrading of the settlement infrastructure by, inter alia, allowing for real-time gross settlement. In this regard, Jamaica implemented a real-time gross settlement system in February 2009 and introduced a Central Securities Depository (CSD) in May 2009. The CSD is intended to house Government of Jamaica and Bank of Jamaica (domestic) securities.

Passage of this legislation is the first step in ensuring that Jamaica’s payment and settlement system operates in accordance with the Bank for International Settlements (BIS) Core Principles for Systemically Important Payment Systems.

The Cooperative Societies (Amendment) Bill

The Cooperative Societies (Amendment) Bill, which has been drafted, will seek to restrict the deposit-taking activities of cooperative societies to those cooperative societies that operate as credit unions. Secondly, it will seek to bring credit unions under the regulatory ambit of the Minister of Finance and Planning and the Bank of Jamaica.

Proceeds of Crime Act

The Proceeds of Crime Act (POCA) was passed by Parliament in early 2007 and came into effect on May 30, 2007. This statute is supported by the Proceeds of Crimes (Money Laundering Prevention) Regulations and the Proceeds of Crimes (Confiscation) Regulations which were also promulgated in 2007. With the passage of the POCA, the former Money Laundering Act, related Regulations and the Drug Offences (Forfeiture of Proceeds) Act were repealed and replaced. The wide-ranging POCA legislation provides for the investigation, identification and recovery of the proceeds of crime. Responsibilities previously delegated to the Bank of Jamaica, as the “competent authority” for deposit-taking institutions under the Money Laundering Act, are now subsumed by the POCA. Among other matters, the Act now provides for revised Threshold Reporting Transaction Limits for banking entities of US$15,000.00 (US$50,000.00 previously) and gives the Minister of National Security (as the responsible minister under POCA) the power to designate professions and businesses as financial institutions for the purposes of reporting and complying with Anti-Money Laundering requirements. POCA also seeks to address all the loopholes that hampered investigative and prosecutorial efforts to combat money laundering that existed under the previous Drug Offences Forfeiture of Proceeds Act and the Money Laundering Act.

Since its passage in 2007, the POCA has been amended to extend the list of predicate offences and offences in respect of which an assumption of criminal lifestyle can be made, to include offences under the Child Pornography (Prevention) Act, specified offenses under the Sexual Offences Act, and related inchoate offenses such as aiding and abetting and incitement, as well as offenses under the Law Reform (Fraudulent Transactions) Special Provisions) Act (LRFATSPA), which targets offenses such as lotto scam activities.

In October 2013, further amendments to the POCA were passed to:

•	clarify the suspicious transactions reporting requirements;

•	outline the powers that competent authorities designated under the POCA will have in relation to their role of monitoring compliance with the Anti-Money Laundering (AML) requirements;

•	ensure that obligations placed on financial institutions are similarly placed on the entities that are responsible for the implementation of AML prevention, policies and procedures in the financial institution’s group of companies; and

•	effect other amendments to the Money Laundering Prevention Regulations under the POCA to strengthen the requirements for Customer Due Diligence (CDD), the application of CDD measures for politically exposed persons (PEP), and the use of risk-based processes to identify and address AML/CFT risks.

The United Nations Security Council Resolution (Implementation) Act, 2013

The Act reflects Jamaica’s compliance with FATF Recommendation 7 (Targeted financial sanctions related to proliferation) of the revised FATF Forty (40) Recommendations issued in 2012.

Bank of Jamaica AML/CFT Guidance Notes

The Bank of Jamaica Anti-Money Laundering Guidance Notes, which were originally issued during the 1990s, provide specific guidance to all institutions supervised by the Bank of Jamaica on the detection and prevention of Money Laundering and the Financing of Terrorism. Revisions to the Guidance Notes were issued in 2004, 2005 and 2007 to incorporate, among other things, provisions consistent with the revised FATF 40 Recommendations of 2003 and the Eight Special Recommendations for Terrorist Financing; the Ninth Special Recommendation of the FATF on cash couriers and enhanced guidance on customer due diligence verification. During 2009, the Bank undertook another round of revisions with a view to incorporating relevant provisions of the Proceeds of Crime Act (POCA) and the POCA (Money Laundering Prevention) Regulations. The revisions took into account comments from the industry and the completed Guidance Notes were approved by the Minister on April 22, 2010.

Insurance Act

A new Insurance Act was enacted in December 2001 to repeal and replace the Insurance Act of 1972, to provide measures to strengthen corporate governance and the rulemaking process, and to establish prompt corrective action. The Insurance Act is currently being amended to harmonize certain provisions with other financial sector legislation and strengthen the legislative framework for the insurance industry.

Pensions (Superannuation Funds & Retirement Schemes) Act

Reform of the pensions system started with the enactment of the Pensions (Superannuation Funds and Retirement Schemes) Act in 2004, which became effective in March 2005. This Act included new requirements for pension funds such as registration, licensing, investment limits, minimum solvency standards and information disclosure. In 2007, the second phase of the Pension Reform initiative was advanced with the submission of additional drafting instructions for the preparation of amendments to the Act and associated regulations. This was preceded by extensive consultations with major stakeholders in the industry. The legislation will address issues such as mandatory vesting, portability of pension rights, funding and solvency of approved superannuation funds and retirement schemes.

Terrorism Prevention Act

The Terrorism Prevention Act gives effect to the UN Convention on the Suppression of the Financing of Terrorism as well as to various other UN Security Council resolutions. This Act imposes counter-terrorist financing and reporting obligations on financial institutions, which will assist the authorities in identifying, tracing and ultimately forfeiting assets owned or controlled by terrorists, and provides law enforcement with the widest range of investigative tools to achieve these objectives. The Terrorism Prevention Act was passed by the Parliament in March 2005 and came into effect in June 2005. In March 2010 an amendment to the Terrorism Prevention Act was passed to allow for the level penalties reflected in the proposed Terrorism Prevention (Reporting Entities) Regulations, 2010 to be imposed. (Under Jamaica’s laws penalties set out within Regulations are restricted to the maximum permitted under the Interpretation Act unless the Principal Act to the Regulations expressly provides otherwise).

The Terrorism Prevention Act was amended to address the omission of an express suspicious transaction reporting obligation and to allow for the implementation of the listed entity provisions in the act. Jamaica has since issued its first list of designated terrorists in accordance with the UN Resolution 1267, following the publication of the requisite court order in June 2012. A subsequent court order was published in July 2013.

Further amendments to the Terrorism Prevention Act were passed in October 2013 to, among other things, ensure that property of corresponding value can be confiscated, and to allow for Jamaica’s full implementation of the International Convention for the Suppression of Acts of Nuclear Terrorism of September 4, 2005, the 2005 amendment to the Convention on the Physical Protection of Nuclear Material, the October 14, 2005 amendment to the Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Maritime Navigation, and the October 14, 2005 Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Fixed Platforms.

Terrorism Prevention (Reporting Entities) Regulations

In March 2010, the Terrorism Prevention (Reporting Entities) Regulations, were promulgated under the Terrorism Prevention Act. These Regulations largely mirror the Know Your Customer (KYC) obligations contained in the Regulations under the Proceeds of Crime Act. Accordingly, the Regulations outline the operational controls that must be maintained by financial institutions particularly when contemplating the commencement of a business relationship or one-off transaction. The Regulations also require financial institutions to establish and maintain appropriate procedures in relation to identification, record-keeping, internal controls, communication and training of employees. These Regulations also prescribe the requisite Declaration Forms for transactions that the reporting entity knows or suspects are transactions that constitute a terrorism offense, and for the quarterly reports as to whether or not the reporting entity is holding property in respect of a person who is on the United Nations list of designated terrorists or in respect of a person who has links with terrorists or terrorist groups or organizations.

In October 2013, the Terrorism Prevention (Reporting Entities) Regulations were amended to consolidate and intensify the requirements for customer due diligence (CDD), the application of CDD measures for politically exposed persons (PEP), and the use of risk-based processes to identify and address AML/CFT risks.

The Financial Investigations Division Act

The Financial Investigations Division Act (FIDA) was passed in March 2010 and brought into effect by Appointed Day Notice in April 2010. The Act gives the existing Financial Investigations Division (FID) of the Ministry of Finance and Planning the necessary statutory powers and protections to carry out that Division’s mandate of investigating and prosecuting financial crime, including money laundering and the financing of terrorism. The FID operates as Jamaica’s Financial Intelligence Unit (FIU) and the passage of the statute will assist the FID in attaining membership with the Egmont Group of FIU. The FIDA was amended in 2013 to, among other things, clarify the FID’s role where Jamaica contemplates entering into information sharing agreements with international counterparts. The FID has also applied for membership with Egmont, which is the global group of financial intelligence units (FIUs).

The Credit Reporting Act

The Credit Reporting Act was passed in August 2010 and became effective October 1, 2010. This statute establishes a credit reporting system in Jamaica and is designed to improve credit assessment processes and to facilitate enhanced risk management and loan pricing strategies throughout the financial sector. A licensing system is imposed on persons who intend to offer credit reporting services and prescribed reporting processes are outlined to ensure objective and standardized reporting of credit information. Persons offering credit reporting services are subject to regulation by the Bank of Jamaica. Credit Reporting Regulations were issued under the Credit Reporting Act on January 14, 2011. These Regulations, among other things, outline the licensing process including the form of application, licensing fees and information and documentation to be provided in support of an application for a license. Two credit bureaus were licensed between March and April 2012 and were given a twelve-month period to start operations. Both entities commenced operations during 2013.

Standards of Best Practices

To date, the Bank of Jamaica has issued 13 Standards of Best Practices and Guidance for the management of deposit-taking entities. These are:

•	Standards of Best Practices for Capital Management;

•	Standards of Best Practices for Credit Risk Management;

•	Standards of Best Practices for Securities Portfolio Risk Management;

•	Standards of Best Practices for Liquidity Risk Management;

•	Standards of Best Practices for Interest Rate Risk Management;

•	Standards of Best Practices for Foreign Exchange Risk Management;

•	Standards of Best Practices for Internal Controls;

•	Standards of Best Practices for Real Estate Appraisal Management;

•	Standards of Best Practices for the Management or Investment of Customers’ Funds;

•	Guidance Notes for the Detection and Prevention of Money Laundering and Terrorist Financing Activities;

•	Guidelines for Fit and Proper Assessments;

•	Standards of Best Practices for Country and Transfer Risk; and

•	Standards of Best Practices for Effective Corporate Governance.

Since the 2005 FSAP exercise, the Bank of Jamaica has engaged in a continuous process of systematically revising these standards in order to further promote the establishment of comprehensive risk management processes in deposit-taking institutions in accordance with the revised Basel Core Principles and as a necessary precursor to full implementation of the Basel Capital Adequacy framework (Basel II). In this regard, the standards relating to credit risk and market risk management have been updated considerably for issue and discussion with the industry.

Basel II/III

Bank of Jamaica is adopting a four phased approach towards the adoption of Basel II, with emphasis on the full implementation of consolidated supervision, full compliance with the Basel Core Principles and the promotion of enhanced risk management frameworks in deposit-taking entities, which are all considered to be necessary prerequisites to effective Basel II/III implementation. The second phase will focus on implementation of Pillar II, which deals with supervisory review principles. The third phase will focus on implementation of Pillar III, which addresses market discipline requirements, and in the final phase the Bank of Jamaica will fully adopt Pillar I, which focuses on quantitative assessment. With regard to Basel III, based on preliminary assessments, the Bank of Jamaica does not foresee significant challenges in complying with the more conservative capital definitions proposed under Basel III given that existing Jamaican regulatory requirements are more stringent than those of Basel II capital definitions, including, for example, definitions of regulatory capital and the capital to total assets leverage ratio which has been a legal requirement for banks since 2004.

Consolidated and Conglomerate Supervision of Financial Groups

Legislation governing the activities of deposit-taking entities was amended in 2002 to extend the regulatory and supervisory reach of the Bank of Jamaica beyond the licensee itself, to include the wider financial group of which the licensee is a part. Pursuant to these amendments, the Bank of Jamaica has been working towards the full implementation of a comprehensive consolidated/conglomerate supervision regime. This has included the promotion of the reconfiguring of financial groups containing deposit-taking entities, into supervisable financial structures and the extension of “fit and proper” assessments to principals of financial holding companies and other entities within relevant financial groups. Further enhancements to the legislative framework will be incorporated in the proposed Omnibus Statute, discussed above.

Unregulated Financial Organizations

In 2007, the authorities were faced with the challenge of dealing with over 20 Unregulated Financial Organizations (UFOs). The FSC, with the support of other regulatory agencies, embarked on an extensive public education campaign to increase awareness of factors that should be taken into consideration before investing. This was accompanied by investigations into the business operations of these UFOs. Following investigations by the FSC, the entities were deemed to be in contravention of the relevant laws governing the sector. The investigations also revealed that the smaller UFOs acted as feeders for the three largest UFOs.

Consequently, the entities were served with Cease and Desist Orders. A Cease and Desist Order is an instruction to an entity requiring it to discontinue any business transaction or any actions that are in contravention of any of the Acts that have provisions for the regulation of the financial sector. To prevent the execution of these Orders, some of these entities have brought legal action against the FSC. However, in all court rulings to date, the FSC has been successful in its bid to issue and enforce the Cease and Desist Orders. A court-appointed liquidator is in the process of winding up one of the major UFOs, while others are involved in litigation. Under the SBA, there will also be additional legislation regarding the regulation of UFOs.

A bill is being drafted to amend the Securities Act of 1993 with the purpose to fight UFOs and strengthen the investigative and supervisory powers of the FSC as well as its authority to share information with other entities.

Financial Sector Assessment Program

During 2005, Jamaica participated in an IMF/World Bank Financial Sector Assessment Program (FSAP), which is a joint initiative of the IMF and World Bank to provide member countries with a comprehensive evaluation of their financial systems. FSAPs are designed to assess the stability of the financial system as a whole and not that of individual institutions. They have been developed to help countries identify and remedy weaknesses in their financial structure, thereby enhancing their resilience to macroeconomic shocks and cross-border contagion. In May 2005, the IMF/World Bank issued a report on the financial assessment that was undertaken in 2005 that indicated that, while Jamaica’s financial systems appeared well-capitalized and supervision had been strengthened in recent years, there was a need to further strengthen the prudential framework for security dealers, enhance the oversight of conglomerates, and develop and test crisis management systems. The report also recommended that priority be given to overhauling the payments system and introducing a central depository for fixed income securities. In this regard, in May 2009, Jamaica introduced a Central Securities Depository for fixed income securities and in November 2010, the Payment, Settlement and Clearing Act was passed.

Jamaica believes that its supervisory, regulatory and legislative framework is sufficient for maintaining the quality of the institutions in its financial sector. There can be no assurance, however, that substantial additional financial assistance or other government action may not be required in the future as developments in the financial sector continue to evolve.

The Stock Market

Jamaican Stock Exchange (JSE)

The Jamaica Stock Exchange (JSE) is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969. The JSE is a self-regulatory organization, although the Financial Services Commission has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 43-year history. The Financial Services Commission also regulates the Jamaican securities industry. Transactions done on the floor of the JSE are settled using a T+3 cycle.

The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (ISIN) for Jamaican securities. In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G 30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as at May 2000, all securities listed on the JSE are traded remotely from brokers’ offices.

In May 2000, the JSE All Jamaican Composite index was introduced. This index tracks the performance of local companies. In June of the same year, the JSE Select Index was introduced to track the performance of the 15 most liquid stocks on the JSE.

In 2007, the JSE started the process of demutualization and on June 30, 2008, the JSE became a listed company after listing its Preference Shares.

The JSE launched the Junior Stock Market on April 2, 2009. This market provides an opportunity for local and Caricom small- and medium-size enterprises to raise capital. The JSE Junior Market has been endorsed by the Jamaican government through a ten-year tax break. As such, a company that lists on the JSE Junior Market is not liable to pay taxes on profits for the first five years and during the following five years the company will pay half the going tax rate.

The JSE Combined Index started on April 1, 2011, at 86,897.43 points. This index tracks the performance of all the companies that issue ordinary shares listed on both the Main Market and Junior Market of the Jamaica Stock Exchange.

At the end of 2009, there was one listing on the Junior Market. But by the end of 2011, the market had grown significantly with eleven additional listings throughout 2010 and 2011 bringing the total listed companies to twelve. The JSE ended 2012 with 36 listed companies on the main market and ended 2013 with 36 listed companies on the main market. Other companies have expressed an interest in listing their shares on the JSE Junior Market through the submission of a prospectus for review.

The Junior Market has also grown significantly in terms of index movement. After starting at 100 points in 2009, the index had grown to 757.9 points as at December 30, 2013.

In July 2011, the JSE launched the US$ Equities Market which facilitates the trading and settlement of US$ denominated shares. The JSE USD Equities Market Index, which tracks the performance of companies whose shares trade in US dollars, started at 100 Points and has grown to 92.86 points as at December 31, 2013

Trading Activity: Regular Market

In 2013, market volume including block trades totaled 1.83 billion, a decrease of 29.0% from the 2.58 billion shares traded in 2012. The value of shares traded in 2013 amounted to J$16.0 billion, a decrease of 73.6% from 2012.

Similarly, for the period from January to March 2014, market value, including block trades, amounted to just over J$3.5 billion, down 2.98% relative to the same period in 2013. On the other hand, market volume, including blocks, has increased by 150.5% for the stated period to 867.8 million units, compared to the 346.1 million units recorded in the same period in 2013. An increase was also experienced by the number of transactions (including blocks) of 25.2% to 4,961 For the stated period there were 62 trading days.

At December 31, 2013, market capitalization totaled J$462.2 billion, down 16.7% from 2012. The top ten (based on market capitalization) listed companies account for approximately 84% of market capitalization, with the top 5 listed companies accounting for 65.7% of market capitalization at December 31, 2013. At March 31, 2014, there were 33 domestic companies and one foreign companies listed on the JSE, and market capitalization totaled J$297.8 billion.

Market volume (excluding blocks) for the period January to March 2014 amounted to 865.8 million units compared to 340.7 million units for the same period in 2013. This represents an increase of 525.1 million units, or 154.1%. Conversely, market value for the stated period decreased to J$3.50 billion from J$3.6 billion for the same period in 2013. This reflects a decrease of 2.6% or J$92 million.

Between January and March 2014, the number of transactions decreased by 2.6% to 4,960 when compared to the total transactions for the same period in 2013. One block trade has been processed for the stated period compared to the three blocks trades in the same period in 2013. Market volume in the block market for the stated period amounted to 2.0 million units compared to 5.6 million units in the comparative period in 2013. The total value of block trades as at March 31, 2014 stands at J$16.5 billion relative to J$32.0 billion in 2013.

For the year ended December 31, 2013, the month that recorded the largest number of transactions was January with 1,738 transactions. Meanwhile, the month that experienced the least transactions was December with 1,327 transactions. In April, the smallest monthly volume traded and value traded were recorded which amounted to 41.6 units and J$401.7 million respectively. The month of December registered the highest market volume and value of 636 units and J$4.4 billion respectively.

For the year ended December 31, 2014, the main advancers were Caribbean Cement Company Limited, up 250% to close at J$3.50, and Hardware & Lumber Limited, up 79.41% to close at J$6.1. On the other hand, the main decliners were Radio Jamaica Limited, down 34.7% to close at J$1.3, and Seprod Limited, down 32.3% to close at J$10.5. Trading occurred in 31 ordinary shares, of which 17 shares advanced and 8 shares declined.

The following table shows yearly trading data for the Jamaica Stock Exchange for the period beginning January 2001 to March 31, 2014:

Jamaica Stock Exchange Trading Data

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)	(in millions of J$)

2001	197,717.5	5,948.4	35,723.6	43	10
2002	292,297.9	7,636.9	45,396.2	41	10
2003	512,884.4	24,237.3	67,586.7	42	10
2004	879,297.2	35,994.8	112,655.5	41	11
2005	839,852.8	40,746.7	104,510.4	41	11
2006	822,862.4	37,041.0	100,678.0	44	11
2007	876,690.6	29,047.4	107,968.0	44	11
2008	597,277.0	67,026.9	80,152.0	45	11
2009	544,882.5	12,190.1	83,321.9	43	11
2010	564,720.7	20,828.6	85,220.8	43	11
2011	619,444.8	20,994.0	95,297.2	40	11
2012	590,637.4	61,109.5	92,101.2	36	11
2013	492,179.9	15,978.2	80,633.5	36	11
January to March 2014	297,804.4	3,515.5	75,227.5	34	12

Source: Jamaica Stock Exchange.

Main Market Index

For the year ended December 31, 2013, all the indices in the regular market recorded decreases. The JSE Combined Index decreased by 12.5%. In 2013, the index peaked at 92,435.2 points in January and registered a low of 77,001.0 points in November before ending the stated period at 80,633.5 points at December 31, 2013. The All Jamaican Composite and the JSE Select indices declined by 9,311.5 points or 10.2%, and 313.5 points, or 12.6%, respectively, to close at 81,850.0 points and 2,176.1 points, respectively. The JSE Cross Listed index decreased by 133.6 points, or 15.3%, to close at 740.2 points.

The following table shows the market indices for the year ended December 31, 2013:

Index	Value 2013 points	Point change(1)	Percent change(1)
Main JSE Index	80,633.5	(11,467.6)	(12.5)%
All Jamaican Composite Index	81,850.0	(9,311.5)	(10.2)%
JSE Select Index	2,176.1	(313.5)	(12.6)%
JSE Cross Listed Index	740.2	(133.6)	(15.3)%

(1)	Measured against 2012.

Source: Jamaica Stock Exchange.

For the year ended December 31, 2013, on average the stock prices appreciated by 6.2% and the advance decline ratio was 9:21.

Trading Activity Junior Market

On April 2, 2009, the JSE launched its Junior Market. The total volume traded amounted to 477.7 million shares valued at J$1.4 billion in 2013. For the period January 1, 2014 to March 31, 2014, volume amounted to 141.6 million shares with a value of J$266.4 million.

For the year ended December 31, 2013, the JSE Junior Market Index decreased by 17.0% to close at 757.9 points. For the period January 1, 2014 to March 31, 2014, the JSE Junior Market Index decreased by 1.67% to close at 745.2 points.

As at March 31, 2014, the market capitalization of the Junior Market amounted to J$27,907.2 million. At March 31, 2014, there were 22 domestic companies listed on the Junior Market.

Market volume for the period January 1, 2014 to March 31, 2014 increased to 141.7 million units, compared to 47.8 million units in the comparative period of 2013. Likewise market value increased to J$266.4 million from J$255.0 million for the same period in 2013. Similarly, the number of transactions increased to 1,651 from 1,297 for the same period in 2013.

There were 62 days of trading for the stated period.

The following table shows yearly trading data for the Jamaica Stock Exchange Junior Market for the period from January 2009 to March 2014:

Jamaica Stock Exchange Junior Market Trading Data

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)	(in millions of J$)

2009		0.0	150.0	1	11
2010	8,466.8	192.2	379.9	8	11
2011	23,595.0	1,248.0	748.9	12	11
2012	22,101.6	5,185.3	647.8	16	11
2013	27,391.1	1,385.9	757.8	21	11
January to March 2014	27,907.2	266.4	745.1	22	12

Source: Jamaica Stock Exchange.

JSE Junior Market Index

The JSE Junior Market Index started the year 2013 at 647.78 points and at December 31, 2013 the Index closed at 757.8 points. This represented an increase of 16.9%. The index closed at 745.1 points as at March 31, 2014. Five companies were listed during the period January to December 2013 bringing the total listing on the Junior Market to 21 companies. The newly listed companies are as set forth in the table below.

Company	Date Listed
Caribbean Cream Limited	May 17, 2013
Eppley Limited	July 29, 2013
Caribbean Flavours and Fragrances Ltd	October 14, 2013
Derrimon Trading Company Limited	December 17, 2013
Medical Disposables & Supplies Ltd	December 24, 2013

Market Developments

In June 2013, the JSE launched the Bond Market which facilitates the trading and settlement of fixed income securities, whether they are corporate bonds, Government of Jamaica securities, the securities of any other sovereign CARICOM country.

In July 2013, the Jamaica Stock Exchange offered 20% of its Ordinary shares to the public by way of an IPO. The offer opened on Friday July 5, 2013, and closed on Monday, July 8, 2013, and was oversubscribed by 41%. The sale were priced at J$2.85 each. More than 150 applications were received for the Offer. The invitation was for a subscription and sale of 38.25 million shares of which 28.05 million were newly issued for subscription and 10.2 million were existing shares. The JSE listed the shares on July 23, 2013.

As at March 31, 2014, the total number of companies listed on the regular market stood at 34 while the total number of companies listed on the Junior Market stood at 22. There were 32 ordinary shares listed and 10 preference shares as at March 31, 2014 on the regular market.